

Fiscal 2023 Annual Report

(February 1, 2022 – January 31, 2023)



Fiscal 2023 Annual Report
February 1, 2022 – January 31, 2023

Dear Fellow InnSuites Hospitality Trust Shareholders: June 29, 2023

The InnSuites Hospitality Trust (IHT) Fiscal Year 2023 was a continuation of hotel revenue and profit resurgence, as we achieved our second consecutive profitable Fiscal Year. Total Revenues were approximately $7.2 million, which was an increase of approximately 11%, or $0.7 million. Net Income was approximately $1.44 million before non-cash depreciation of approximately $0.7 million.

The Trust's management continues to believe its common stock is significantly undervalued, with expansion of the IHT Stock Buy Back Program, as well as IHT stock purchases by Officers and Directors, when permitted. We believe IHT stock is undervalued in part because IHT real estate is located in prime Southwest growth areas and is carried on its books after non-cash depreciation over many years resulting in low book values, which are significantly below current market values in today's economy, and in part because of the yet to be proven high profit potential UniGen efficient Clean Energy diversification investment. Our current corporate strategic plan is to sell hotel assets within the next 12-36 months. Our plan is to continue to intensify hotel management, and benefit from our strong hotel operating, revenue, occupancy, rate, and profit results with the continued development and maturity of our UniGen Power Inc. (UniGen) diversification investment.

As part of our strategy going forward, we plan to redeploy available cash into areas of opportunity including clean energy, through diversified investments, and/or a potential combination with a larger public or private company seeking to benefit from IHT's listing on the New York Stock Exchange - American. Current early Fiscal Year 2024 hotel revenues and profits continue at a record-setting pace.

We want to thank the loyal, diligent InnSuites team once again for the strong results in Fiscal 2023, working diligently through the challenges in our industry and economy, as well as for extremely encouraging early results thus far in Fiscal Year 2024.

We are pleased that the InnSuites Board of Trustees has extended our uninterrupted annual dividends to 52 years since the Trust's founding and initial listing on the New York Stock Exchange in 1971. We are currently paying annual dividends at the rate of two cents per share, payable one cent per share each July 31 and one cent per share each January 31.

As the Trust seeks diversified investments and/or a merger partner, continues seeking to sell depreciated real estate equity assets at higher market values, and hopefully soon begins to benefit from the diversified UniGen clean energy investment, we look forward to a continuation of our strong rebound and growth of earnings and we look forward to a corresponding strong stock price in the months and years ahead.

Thank you for your support of InnSuites Hospitality Trust.

Sincerely,
InnSuites Hospitality Trust (IHT)



James F. Wirth
President, CEO,
Chairman of the Board



Marc E. Berg
Secretary/Treasurer
Executive Vice President
Vice Chairman



Sylvin R. Lange
Chief Financial Officer

Certain statements in this Form 10-K, including statements containing the phrases "believes," "intends," "expects," "anticipates," "predicts," "projects," "will be," "should be," "looking ahead," "may" or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that such forward-looking statements be subject to the safe harbors created by such Acts. These forward-looking statements include statements regarding our intent, belief or current expectations in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) our financing plans; (v) our position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) our plans and expectations regarding future sales of hotel properties; and (vii) trends affecting our or any Hotel's financial condition or results of operations.

These forward-looking statements reflect our current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels that may cause our actual results to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to:

- Virus Pandemic and its effect on the Travel Industry;
- potential risk of investments, including the investment in UniGen;
- inflation and economic recession;
- terrorist attacks or other acts of war;
- local, national, or international, political economic and business conditions, including, without limitation, conditions that may, or may continue to, affect public securities markets generally, the hospitality industry or the markets in which we operate or will operate;
- available cash, supply chain issues, and increased labor costs for diversified clean energy development and production;
- fluctuations in hotel occupancy rates;
- changes in room rental rates that may be charged by InnSuites Hotels in response to market rental rate changes or otherwise;
- seasonality of our hotel operations business;
- our ability to sell any of our Hotels at market value, listed sale price, or at all;
- interest rate fluctuations;
- changes in, or reinterpretations of, governmental regulations, including, but not limited to, environmental and other regulations, the Americans with Disability Act and federal income tax laws and regulations
- competition including supply and demand for hotel rooms and hotel properties;
- availability of credit or other financing, and ability to fully collect on all receivables and contracts;
- our ability to meet present and future debt service obligations;
- our ability to refinance or extend the maturity of indebtedness at, prior to, or after the time it matures;
- any changes in our financial condition or operating results due to acquisitions or dispositions of hotel properties;
- insufficient resources to pursue our current strategy;
- concentration of our investments in the InnSuites® brand;
- loss of membership contracts;
- the financial condition of franchises, brand membership companies and travel related companies;
- ability to develop and maintain positive relations with "Best Western" and potential future franchises or brands;
- real estate and hospitality market conditions;
- hospitality industry factors;
- our ability to carry out our strategy, including our strategy regarding diversification and investments;
- the Trust's ability to remain listed on the NYSE American;
- effectiveness of the Trust's software program;
- the need to periodically repair and renovate our Hotels at a cost at or in excess of our standard 4% reserve;
- tariffs may affect trade and travel;
- our ability to cost effectively integrate any acquisitions with the Trust in a timely manner;
- increases in the cost and availability of labor, energy, healthcare, insurance and other operating expenses as a result of inflation, or changed or increased regulation or otherwise;
- outbreaks of communicable diseases attributed to our hotels or impacting the hotel industry in general;
- natural disasters, including adverse climate changes in the areas where we have or serve hotels;
- airline strikes;
- transportation and fuel price increases;
- adequacy of insurance coverage and increases in cost for health care coverage for employees and potential government regulation with respect to health care coverage;
- data breaches or cybersecurity attacks, including breaches impacting the integrity and security of employee and guest data; and
- loss of key personnel and uncertainties in the interpretation and application of the 2017 Tax Cuts and Jobs Act.

We do not undertake any obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. Pursuant to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, as amended, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Form 10-K relating to the operations of the Partnership.

InnSuites Graph Data

Net Income (Loss) Before Depreciation



Fiscal Year	2018	2019	2020	2021	2022	2023
Earnings	$ 8,277,096	$ 12,345,157	$ (963,241)	$ (1,996,924)	$ 2,265,115	$ 1,439,437

Occupancy



Fiscal Year	2018	2019	2020	2021	2022	2023
Occupancy	74.8%	80.7%	80.5%	57.1%	75.6%	74.0%

Dividends Per Share



Fiscal Year	2018	2019	2020	2021	2022	2023
Dividends	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02

Revenue Per Available Room (REVPAR)



Fiscal Year	2018	2019	2020	2021	2022	2023
REVPAR	$ 60.07	$ 62.37	$ 65.31	$ 41.35	$ 63.00	$ 70.75

Revenues



Fiscal Year	2018	2019	2020	2021	2022	2023
Revenues	$ 10,767,592	$ 6,168,965	$ 6,568,171	$ 4,202,574	$ 6,409,800	$ 7,145,687

Average Daily Rate (ADR)



Fiscal Year	2018	2019	2020	2021	2022	2023
ADR	$ 80.07	$ 76.98	$ 81.18	$ 70.16	$ 83.34	$ 95.66

Fiscal 2023 Significant Events
(February 1, 2022 – January 31, 2023)

- Hotel operations in Fiscal Year 2023, continued to improve:
  - Annual occupancy was 73.96%.
  - Average Daily Rate (ADR) jumped above $95.
  - Revenue per Available Room (REVPAR) improved to $70.

- Revenues for the Fiscal Year ended January 31, 2023, increased to $7.2 million, up from $6.4 million, or approximately 11%, for the same prior year period, as a result of the continuation of the recovery of the hotel industry.

- Expenses for the Fiscal Year ended January 31, 2023, increased due to the continuation of the hotel industry growth, increased labor rates, and for increased occupancy levels.

- Net income per share (basic & diluted) for the Fiscal Year ended January 31, 2023 doubled from the same prior year period, increasing to $0.06 per share, from $0.03.

- Total Income before non-cash depreciation increased to $1.44 million, providing IHT's second consecutive year of reported profitability.

- InnSuites Accounting Department is fully staffed, filling the Controller position, and also adding two full-time Staff Accountants.

- Hotel Product Improvement Plans (PIP's), are on schedule for ever-improving hotel guest satisfaction.

- The Trust continues to pursue its corporate strategy of selling real estate at high current inflationary market values (carried at low, depreciated book values), and expand diversified, high profit potential investments, including UniGen Power Inc. (UniGen).

- Despite higher interest rates, the Travel Industry, and InnSuites Hospitality Trust (IHT) specifically, continue to rebound and recover from the effects of the travel slowdown, as we enter Fiscal Year 2024.

- Revenues and rates of InnSuites hotel operations are off to a solid start in the current 2024 Fiscal Year, (February 1, 2023 to January 31, 2024).

Financial Highlights

		2023		2022		2021		2020		2019
						Fiscal Year				
Earnings										
Earnings before Non-Cash Depreciation	$	1,439,437	$	2,265,115	$	(1,996,924)	$	(963,241)	$	12,345,157
Consolidated Net Income (Loss)	$	737,051	$	1,539,735	$	(2,827,840)	$	(1,978,444)	$	11,105,833
Reported Net Income (Loss) Attributable to Controlling Interests	$	523,171	$	254,144	$	(1,625,610)	$	(1,741,688)	$	1,419,701
Reported Net Income (Loss) Per Share - Basic	$	0.06	$	0.03	$	(0.31)	$	(0.21)	$	1.20
Reported Net Income (Loss) Per Share - Diluted	$	0.06	$	0.03	$	(0.31)	$	(0.21)	$	0.89
Trust Data										
Total Trust Revenue	$	7,145,687	$	6,409,800	$	4,202,574	$	6,568,171	$	9,636,773
Trust Assets	$	17,019,972	$	14,702,309	$	15,393,108	$	16,649,048	$	17,199,754
Dividends Paid per share (*)	$	0.02	$	0.02	$	0.02	$	0.02	$	0.02
Hotel Statistics										
Average Daily Rate (ADR)	$	95.66	$	83.34	$	70.16	$	81.18	$	76.98
Occupancy		73.96%		75.60%		57.05%		80.45%		80.65%
Revenue per Available Suite (REVPAR)	$	70.75	$	63.00	$	41.35	$	65.31	$	62.37

* The IHT Board of Trustees continued, for Fiscal years 2018, 2019, 2020, 2021 and 2022, the annual IHT dividend of $0.02 per share, paid semi-annually on July 31st and January 31st. This continues 52 consecutive, uninterrupted years of annual dividends since the inception of the Trust and listing on the NYSE in 1971.

Capitalization

	End of Fiscal 2023 (January 31, 2023)	End of Fiscal 2022 (January 31, 2022)	End of Fiscal 2021 (January 31, 2021)	End of Fiscal 2020 (January 31, 2020)	End of Fiscal 2019 (January 31, 2019)
Market Capitalization	$14,868,000	$26,875,358	$25,542,799	$14,569,523	$15,725,291
Closing Stock Price	$1.65	$2.96	$2.82	$1.57	$1.68
Shares Outstanding	9,010,909	9,079,513	9,057,730	9,279,951	9,360,292
Shares Held by Officers & Trustees	6,228,296	5,876,683	5,876,683	5,876,683	6,142,388
Estimated Float	2,782,613	3,202,830	3,181,047	3,403,268	3,217,904
Class A Operating Partnership Units	200,003	200,003	211,708	211,708	211,708
(Convertible 1 for 1 into Trust Shares at Owner's option)					
Class B Partnership Units all held by Officers and Trustees	2,974,038	2,974,038	2,974,038	2,974,038	2,974,038
(Convertible 1 for 1 into Trust Shares at Owner's option)					
Total Weighted Average Shares and Units	12,263,169	12,416,307	12,465,998	12,639,372	12,436,546
Implied Market Capitalization[1]	$20,234,229	$36,752,269	$35,154,114	$19,843,815	$20,893,397

(1) Not calculated in accordance with accounting principles generally accepted in the United States of America, but presented for shareholder information only.

InnSuites Hospitality Trust Overview

InnSuites Hospitality Trust (the "Trust") is an unincorporated Ohio business trust, headquartered in Phoenix, Arizona. The Trust, with its affiliated RRF Limited Partnership, a Delaware partnership, handling hotel management and ownership of real estate, is vertically integrated.

IHT owns two hotels, providing management and trademark services. InnSuites offers unique "Your Suite Choice Value" of "Studio InnSuites", "Two-room Executive/Family Suites", and luxury romantic "Presidential Jacuzzi Suites". InnSuites creates extra value for guests with free "InnSuites Extras", including complimentary healthy hot breakfast, free high capacity high speed internet, guest business center, complementary afternoon social hour, in-room refrigerator, microwave, coffeemaker and more.

InnSuites Hospitality Trust is diversifying with a growing investment in UniGen Power Inc. (UniGen) developing innovative, efficient, clean energy, power generation equipment.

For Trust investment information, visit www.innsuitestrust.com or call 602-944-1500. For reservations, call 520-297-8111 for the InnSuites Tucson, or 505-242-2022 for InnSuites Albuquerque or visit www.innsuites.com.

Investor Information

Corporate Offices:

InnSuites Hospitality Trust
1730 E Northern Ave #122
Phoenix, AZ 85020
Phone: (602) 944-1500

Trust Officers:
James Wirth: CEO, President
Marc Berg: Executive VP,
   Secretary/Treasurer
Sylvin Lange: CFO

Board of Trustees:
James Wirth: Chairman
Marc Berg: Vice Chairman
Steve Robson
Leslie Kutasi
J. R. Chase

Committees of the Board of Trustees: Audit Committee:
Leslie Kutasi: Chairman
Steve Robson
J.R Chase

Governance & Nominating Committee:
J.R. Chase: Chairperson
Steve Robson
Leslie Kutasi

Compensation Committee:
Steve Robson: Chairman
Leslie Kutasi
J.R. Chase

Shareholder Information:

Investor Relations:
Marc Berg
Phone: (602) 944-1500
www.innsuitestrust.com

Listed Securities:
NYSE AMERICAN
Symbol: IHT
Cusip # 457919108

Transfer Agent:
Equiniti Company
Attn: Client Service Center, 3rd Floor
6201 15th Avenue
Brooklyn, NY 11219
Phone: (718) 921-8200

Hotel Reservations & Information:
Tucson: (520) 297-8111
Albuquerque: (505) 242-7022
www.innsuites.com

Independent Accountants:
BF Borgers CPA PC
5400 W Cedar Ave
Lakewood, CO 80226

Stock Information:

Fiscal Year 2024	High	Low
First Quarter	1.83	1.18
Second Quarter	3.82	1.14

Fiscal Year 2023	High	Low
First Quarter	3.97	2.53
Second Quarter	3.17	2.08
Third Quarter	3.74	1.71
Fourth Quarter	2.28	1.26

Fiscal Year 2022	High	Low
First Quarter	3.75	2.04
Second Quarter	11.55	2.06
Third Quarter	5.25	3.37
Fourth Quarter	4.15	2.18

Fiscal Year 2021	High	Low
First Quarter	1.58	0.89
Second Quarter	1.13	0.79
Third Quarter	1.64	1.05
Fourth Quarter	2.91	1.89

Fiscal Year 2020	High	Low
First Quarter	1.88	1.60
Second Quarter	1.57	1.36
Third Quarter	1.68	1.50
Fourth Quarter	1.59	1.45

Fiscal Year 2019	High	Low
First Quarter	1.82	1.43
Second Quarter	2.35	1.25
Third Quarter	1.85	1.28
Fourth Quarter	1.80	1.41

Fiscal Year 2018	High	Low
First Quarter	2.21	1.71
Second Quarter	2.20	1.65
Third Quarter	2.00	1.50
Fourth Quarter	1.87	1.50

Fiscal Year 2017	High	Low
First Quarter	2.56	2.08
Second Quarter	3.09	2.09
Third Quarter	2.45	2.10
Fourth Quarter	2.29	2.03





NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Fiscal 2023 Annual Meeting of Shareholders of InnSuites Hospitality Trust (the "Trust") will be held at the InnSuites Hospitality Trust corporate offices located at 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020 (phone: 602-944-1500) on Wednesday August 16, 2023, at 1:00 P.M., local time, for the purpose of considering and acting upon the following matters:

1. The election of the Trustee named in this proxy statement and recommended by the Board of Trustees to hold office until the Fiscal 2026 Annual Meeting of Shareholders and until their respective successors shall be duly elected and qualified (listed as Proposal No. 1 on the Proxy Card);

2. To ratify the appointment of BF Borgers CPA, PC, Certified Public Accountants & Consultants, Inc. ("BF Borgers") as the independent registered public accounting firm of the trust for the year ending January 31, 2024. (listed as Proposal No. 2 on the Proxy Card);

3. The transaction of any other business that may properly come before the meeting and any adjournments or postponements thereof.

Shareholders of the Trust of record at the close of business on July 7, 2023 are entitled to vote at the 2023 Annual Meeting of Shareholders and any adjournments or postponements thereof.

By order of the Board of Trustees

/s/ MARC E. BERG
Secretary

Phoenix, Arizona
July 9, 2023

Shareholders are requested to complete, date, sign and return the enclosed Proxy Card in the envelope provided, which requires no postage if mailed in the United States.

**Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Shareholders to be held on August 16, 2023**

**The Proxy Statement, Proxy Card and Annual Report on Form 10-K for the Fiscal Year
ended January 31, 2023 are available at our Internet website at www.innsuitestrust.com.**



Table of Contents



InnSuites Hotels Centre
1730 E. Northern Avenue, Suite 122
Phoenix, Arizona 85020

PROXY STATEMENT

Proxy Solicitation

The accompanying proxy is solicited by the Board of Trustees of InnSuites Hospitality Trust ("IHT" or "the Trust") for use at the Fiscal 2023 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Wednesday August 16, 2023, and any adjournments or postponements thereof. In addition to the solicitation of proxies by mail, our Trustees, officers and regular employees may also solicit the return of proxies by regular or electronic mail, telephone or personal contact, for which they will not receive additional compensation. We will pay all costs of soliciting proxies and will reimburse brokers or other persons holding our Shares of Beneficial Interest ("Shares") in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to the beneficial owners of such Shares.

General Information

Shareholders of record at the close of business on July 7, 2023 (the record date) will be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof. As of that date, there were 9,006,206 Shares issued and outstanding. Each outstanding Share is entitled to one vote on all matters that properly come before the Annual Meeting. A majority of the issued and outstanding Shares must be represented at the Annual Meeting in person or by proxy in order to constitute a quorum for the transaction of business.

Shares represented by properly executed proxy cards will be voted in accordance with the specifications made thereon. If no specification is made, proxies will be voted "**FOR**":

1. The election of the Trustee nominee named herein (Proposal No. 1);
2. Approval of the ratification of the appointment of BF Borgers CPA, PC as the independent registered public accounting firm to audit the Trust for the year ending January 31, 2024 (Proposal No. 2);

Shares will be voted in the discretion of the persons voting the Shares represented by proxies if any other business properly comes before the meeting. The number of Shares printed on your proxy card(s) represents all your Shares under a particular registration. Receipt of more than one proxy card means that your Shares are registered differently and are in more than one account. To ensure that all of your Shares are voted at the Annual Meeting, sign and return all proxy cards you receive pursuant to the instructions thereon.

The election of the Trustee requires the affirmative vote of the holders of at least a majority of the issued and outstanding Shares entitled to vote present in person or by proxy at the Annual Meeting. Approval of the Proposal no. 2 requires the affirmative vote of the holders of a majority of the Shares cast on the proposal.

Abstentions, but not broker non-votes, will be tabulated in determining the votes present at the Annual Meeting for purposes of determining a quorum. If your Shares are held in street name and you do not provide voting instructions to the brokerage firm that holds your shares, the brokerage firm can, in its discretion, vote your uninstructed Shares only on matters on which it is permitted to exercise authority ("routine" matters). A broker non-vote occurs when a broker, bank or other holder of record holding Shares for a beneficial owner does not vote on a particular proposal because it does not have discretionary voting power for that particular item, or chooses not to vote, and has not received instructions from the beneficial owner. Brokers may not exercise their discretion to vote uninstructed Shares for the election of the Trustee's because the election of Trustees are not considered routine. Therefore, if your Shares are to be represented by a broker at the Annual Meeting, you must give specific instructions to your broker for your Shares to be voted on each of the proposals to be voted on at the Annual Meeting.

Abstentions will have the same effect as votes against the Trustee nominees, as each abstention will be one less vote for each Trustee nominee. Broker non-votes will have no effect on the election of the Trustees.

This proxy statement and the voting form of proxy will be mailed to our shareholders on or about July 9, 2023. We are also mailing with this proxy statement our Annual Report to Shareholders for the Fiscal Year ended January 31, 2023 ("Fiscal Year 2023").

A proxy may be revoked at any time before a vote is taken or the authority granted is otherwise exercised. Revocation may be accomplished by the execution of a later proxy with regard to the same Shares, by giving notice in writing to our Secretary, or by voting your Shares in person at the Annual Meeting (but your attendance at the Annual Meeting, in and of itself, will not revoke the proxy).

Representatives of Broadridge Financial Solutions ("Broadridge") will tabulate the votes. Sylvin R. Lange, the Trust's Chief Financial Officer will serve as election inspector.

Election of Trustees
(Proposal No. 1 on the Proxy Card)

At the Annual Meeting, one Trustee (Steven S. Robson) will stand for election as Trustee's each to serve a three-year term expiring at the Fiscal 2026 Annual Meeting of Shareholders and until his respective successor is duly elected and qualified. Mr. Robson has been a Trustee since June 16, 1998. Mr. Robson is standing for re-election at the Annual Meeting as his current term as Trustee expires at the Annual Meeting.

Unless a shareholder requests that a proxy be voted against Mr. Robson, the sole nominee for Trustee, in accordance with the instructions set forth on the proxy card, Shares represented by proxies solicited hereby will be voted " **FOR** " the election of Mr. Robson as Trustee. Mr. Robson has consented to being named in this proxy statement and to serve if elected. Should Mr. Robson subsequently decline or be unable to accept such nomination or to serve as a Trustee, an event that the Board of Trustees does not currently expect, the persons voting the Shares represented by proxies solicited hereby may vote such Shares for a substitute nominee in their discretion.

Our Board of Trustees currently has five members and is divided into three classes. Effective immediately following the Annual Meeting, the Board of Trustees will consist of five members and will be divided into three classes as follows:

- two Trustees in the class whose term will expire at the Fiscal 2024 Annual Meeting of Shareholders;

- two Trustees in the class whose terms will expire at the Fiscal 2025 Annual Meeting of Shareholders; and

- one Trustee in the class whose terms will expire at the Fiscal 2026 Annual Meeting of Shareholders.

Each of the Trustees serves for three years and until his or her successor is duly elected and qualified. The Board of Trustees has determined that Messrs. J.R. Chase, Les T. Kutasi, and Steven Robson, who constitute a majority of the Board of Trustees, are "independent" as defined by the NYSE American listing standards and the rules of the SEC for the purposes of serving on the Board of Trustees and each committee of which they are members. Messrs. Marc E. Berg and James F. Wirth are executive officers and are not independent. Except as described under "Certain Transactions" below, there were no transactions, relationships or arrangements in Fiscal Year 2023 that required review by the Board for purposes of determining Trustee independence.

We request that all of our Trustees attend our Annual Meetings of Shareholders. All Trustees were present at the last Annual Meeting of Shareholders, and attended 100% of the meetings held by the Board of Trustees, either in person or telephonically. All Trustees attended each meeting of the Committees on which the Trustee served during Fiscal Year 2023. In addition, the independent Trustees meet at least annually in executive session without the presence of non-independent Trustees and management.

Vote Required

The election of the Trustee requires the affirmative vote of the holders of at least a majority of the issued and outstanding Shares entitled to vote present in person or by proxy at the Annual Meeting.

Recommendation the Board of Trustees

OUR BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF MR. ROBSON AS TRUSTEE.

Approval of the Ratification of BF Borgers
(Proposal No. 2 on the Proxy Card)

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has recommended the appointment of BF Borgers CPA PC ("BF Borgers"), as the Company's independent registered public accounting firm for the Fiscal Year ending January 31, 2024. BF Borgers has been the Trust's independent registered public accounting firm since 2022 and audited our financial statements for the years ending January 31, 2022, and 2023.

The shareholders are being requested to ratify the appointment of BF Borgers at the Annual Meeting. The Company anticipates that a representative of BF Borgers may be available by phone and/or may attend the Annual Meeting. The representative will have an opportunity to make a statement and to respond to appropriate shareholder questions.

Neither the Company's Articles of Incorporation nor the Company's Bylaws require that shareholders ratify the appointment of BF Borgers as the Company's independent registered public accounting firm. We are, however, requesting ratification because we believe it is a matter of good corporate governance. If the Company's shareholders do not ratify the appointment, the Audit Committee will reconsider whether, or not, to retain BF Borgers, but may, nonetheless, retain BF Borgers as the Company's independent registered public accountants. Even if the appointment is ratified, the Audit Committee in its discretion may change the appointment at any time if it determines that the change would be in the best interests of the Company and its shareholders.

Vote Required

You may vote in favor or against this proposal or you may abstain from voting. The affirmative vote of a majority of all votes present, or represented by proxy, and entitled to vote at the Annual Meeting is required to ratify the appointment of BF Borgers CPA PC, as the Company's independent registered public accounting firm. If shareholders of record do not specify the manner in which their shares represented by a validly executed proxy solicited by the Board of Directors are to be voted on this proposal, such shares will be voted in favor of the ratification of the appointment of BF Borgers as the Company's independent registered public accounting firm. Abstentions will have the same effect as votes cast against the proposal. Generally, brokers and other nominees that do not receive instructions are entitled to vote on the ratification of the appointment of our independent registered public accounting firm as this is a routine matter.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF BF BORGERS CPA PC.

Board of Trustees and Executive Officers

Nominees, Trustees and Executive Officers

The biography of our nominee for Trustee, Mr. Robson, whose term if elected will continue after the Annual Meeting, and our current executive officers, are set forth below. The information concerning our Trustee nominee, continuing Trustees and executive officers set forth below is based in part on information received from the respective Trustee nominee, continuing Trustees and executive officers and in part on our records. The information below sets forth the name, age, term of office, outside directorships and principal business experience for the Trustee nominee, continuing Trustees and executive officers of the Trust and includes the specific experience, qualifications, attributes and skills that led to the conclusion that the Trustee nominee and Trustees should serve on our Board of Trustees, in light of the Trust's business and structure.

If elected, the terms of Mr. Robson as Trustee will expire at the Fiscal 2026 Annual Meeting of shareholders.

Nominee Whose Term, if elected, Expire in 2026	Age as of Record Date	Principal Occupations During Past Five Years And Directorships Held	Trustee Since
Steven S. Robson (1)(2)(3)(5)	66	Owner of Scott Homes, residential real estate developers. Mr. Robson has strategic leadership and residential real estate development experience as well as experience in negotiating complex transactions and maintaining mission, vision and values. In addition, Mr. Robson has served on our Board for nearly 25 years.	June 16, 1998

Trustees Whose Term, Will Expire in 2025	Age as of Record Date	Principal Occupations During Past Five Years And Directorships Held	Trustee Since
James F. Wirth	77	Chairman and Chief Executive Officer of the Trust since January 30, 1998, and since June 15, 2016, as President of the Trust. Manager and primary owner (together with family members) of Rare Earth Financial, L.L.C. and affiliated entities, owners and operators of hotels, since 1980. Mr. Wirth holds a B.S. in Economics and Mathematics from the University of Arizona, Eller School of Business. As a Mellon Fellow, he holds an MBA from Carnegie Mellon University, Tepper School of Business. Mr. Wirth has significant real estate and hotel industry experience, including Division President of Ramada Inns, Inc., and has extensive experience with the Trust for the past 25 years, since 1998. He also has a significant investment in our Shares, which we believe provides him with a strong incentive to advance shareholder interests. Mr. Wirth has served on our Board for more than 25 years.	January 30, 1998
Leslie (Les) T. Kutasi(1)(2)(3)(4)	72	Chairman of the Audit Committee, as well Founder and President of Trend-Tex International, a multi-line textile sales and marketing Trust, since 2000. In 1996, Mr. Kutasi founded Pacesetter Fabrics, LLC, a start-up textile importer and converter, and served as its Chief Executive Officer until 2000. Prior to that, he served as President of California Textile Sales from 1990 to 1996. Mr. Kutasi currently brokers high end Arizona real estate with more than 35 years of residential real estate and investment experience.	January 31, 2013

Trustees Whose Term, Will Expire in 2024	Age as of Record Date	Principal Occupations During Past Five Years And Directorships Held	Trustee Since
Marc E. Berg	71	Executive Vice President, Secretary and Treasurer of the Trust since February 10, 1999, handling Acquisitions and Dispositions. Vice Chairman of the Board of the Trust since January 2019.	January 30, 1998
		Prior to InnSuites, Mr. Berg was a wealth manager at Valley National Bank where his portfolio consisted of over half a billion dollars in equities, bonds and fixed income securities. Mr. Berg also worked at Young, Smith and Peacock, an investment banking firm, in public finance.	
		Mr. Berg has been qualified as a US Trustee, a Registered Investment Advisor with the SEC and holds both an MBA (Finance) degree from the WP Carey Business School at Arizona State University as well as a Masters in International Management from the Thunderbird Graduate School of International Management. His undergraduate degree was a BSBA from American University in Washington, D.C.	
		Mr. Berg has in-depth familiarity with the operations of the Trust and extensive experience in property acquisitions and dispositions. In addition, Mr. Berg has served on our Board over 25 years.	
Jessie Ronnie Chase (1)(2)(3)(6)	73	President and owner of Park Avenue Investments, a real estate investment firm, since 2000. From 1993 - 2003, Mr. Chase provided investor and management expertise to a subsidiary of the Trust.	December 22, 2015
		With over 35 years of real estate investment and hospitality experience, including experience managing a variety of real estate assets, Mr. Chase brings to our Board with wide-ranging and in-depth experience in hotel management companies, technology and operations.	

1 Member of the Audit Committee.
2 Member of the Compensation Committee.
3 Member of the Governance and Nominating Committee.
4 Chair of the Audit Committee.
5 Chair of the Compensation Committee.
6. Chair of the Governance and Nominating Committee.

Other Executive Officer	Age as of Record Date	Principal Occupations During Past Five Years And Directorships Held
Sylvin Lange	50	Chief Financial Officer, (CFO), of the Trust since September 7, 2020. Mr. Lange previously served as an Independent Consultant until becoming CFO.
		Prior to joining the Trust, Mr. Lange was an Independent Consultant providing Financial Analysis, Auditing, Tax Assistance and Advice, Regulatory Supervision, Financial Reporting Guidance, and Overall Accounting Direction; providing overall financial and operational consulting and support, to a variety of business enterprises. He has over 25 years of experience in finance, accounting, tax, auditing, and management.
		Mr. Lange holds a bachelor's degree in Business Administration with a Concentration in Accounting from California State University. He has served in steadily increasing roles of responsibility, including within the leadership and management teams at both US Airways, and JDA Software previously.

We request that when convenient, all Trustees attend our Annual Meetings of Shareholders. Board attendance was high, with 100% attendance for each of the meetings held by the Board of Trustees and the Committees during Fiscal Year 2023. In addition, the independent Trustees are required to meet at least annually in executive session without the presence of non-independent Trustees and management.

Trustee Nominations and Qualifications

The Governance and Nominating Committee expects to identify nominees to serve as our Trustees primarily by accepting and considering the suggestions and nominee recommendations made by members of the Board of Trustees and our management and shareholders. Nominees for Trustees are evaluated based on their character, judgment, independence, financial or business acumen, diversity of experience, ability to represent and act on behalf of all of our shareholders, and the needs of the Board of Trustees. In accordance with its charter, the Governance and Nominating Committee discusses diversity of experience as one of many factors in identifying nominees for Trustee, but does not have a policy of assessing diversity with respect to any particular qualities or attributes. All of the current Trustees are men, due to the departure of one woman during fiscal 2019. The Governance and Nominating Committee has not identified any specific attributes that the Committee would desire to diversify on the Board. In general, before evaluating any nominee, the Governance and Nominating Committee first determines the need for additional Trustees to fill vacancies or expand the size of the Board of Trustees and the likelihood that a nominee can satisfy the evaluation criteria. The Governance and Nominating Committee would expect to re-nominate incumbent Trustees who have served well on the Board of Trustees and express an interest in continuing to serve. Our Board of Trustees is satisfied that the backgrounds and qualifications of our Trustees, considered as a group, provide a mix of experience, knowledge and abilities that allows our Board to fulfill its responsibilities.

The Governance and Nominating Committee will consider shareholder recommendations for Trustee nominees. A shareholder who wishes to suggest a Trustee nominee for consideration by the Governance and Nominating Committee should send a resume of the nominee's business experience and background to Mr. Ronnie Chase, Chairperson of the Governance and Nominating Committee, InnSuites Hospitality Trust, 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020. The mailing envelope and letter must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board of Trustees Nominee."

Leadership Structure of the Board of Trustees

Mr. Wirth, our Chief Executive Officer, currently serves as Chairman of the Board. Our Second Amended and Restated Declaration of Trust, as amended, provides that the Trustees shall annually elect a Chairman who shall be the principal officer of the Trust. Mr. Wirth has served as Chairman of our Board of Trustees and our Chief Executive

Officer since January 30, 1998. Our Board of Trustees has determined that the Trust has been well-served by this structure of combined Chairman and Chief Executive Officer positions and that this structure facilitates strong and clear leadership, with a single person setting the tone of the organization and having the ultimate responsibility for all of the Trust's operating and strategic functions, thus providing unified leadership and direction for the Board of Trustees and the Trust's executive management. Our Chairman also has a significant investment in our Shares, which we believe provides him with a strong incentive to advance shareholder interests.

The Trust does not have a lead independent Trustee but receives strong leadership from all of its members. Our Board Committees consist of only independent members, and our independent Trustees meet at least annually in executive session without the presence of non-independent Trustees and management. In addition, our Trustees take active and substantial roles in the activities of our Board of Trustees at the full Board meetings. Our Trustees are able to propose items for Board meeting agendas, and the Board's meetings include time for discussion of items not on the formal agenda. Our Board believes that this open structure, as compared to a system in which there is a designated lead independent trustee, facilitates a greater sense of responsibility among our Trustees and facilitates active and effective oversight by the independent Trustees of the Trust's operations and strategic initiatives, including any risks.

The Board's Role in Risk Oversight

Our management devotes significant attention to risk management, and our Board of Trustees is engaged in the oversight of this activity, both at the full Board and at the Board Committee level. The Board's role in risk oversight does not affect the Board's leadership structure. However, our Board's leadership structure supports such risk oversight by combining the Chairman position with the Chief Executive Officer position (the person with primary corporate responsibility for risk management).

Our Board's role in the Trust's risk oversight process includes receiving reports from members of senior management on areas of material risk to the Trust, including operational, financial, legal, and regulatory and strategic risks. The Board of Trustees requires management to report to the full Board (or an appropriate Committee) on a variety of matters at regular meetings of the Board and on an as-needed basis, including the performance and operations of the Trust and other matters relating to risk management. The Audit Committee also receives regular reports from the Trust's independent registered public accounting firm on internal control and financial reporting matters. In addition, pursuant to its charter, the Audit Committee is tasked with reviewing with the Trust's counsel major litigation risks as well as compliance with applicable laws and regulations, discussing with management its procedures for monitoring compliance with the Trust's code of conduct, and discussing significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. These reviews are conducted in conjunction with the Board's risk oversight function and enable the Board to review and assess any material risks facing the Trust.

Our Board also works to oversee risk through its consideration and authorization of significant matters, such as major strategic, operational, and financial initiatives and its oversight of management's implementation of those initiatives. The Board periodically reviews with management its strategies, techniques, policies, and procedures designed to manage these risks. Under the overall supervision of our Board, management has implemented a variety of processes, procedures, and controls to address these risks.

Communications with the Board of Trustees

Shareholders and other interested parties who wish to communicate with the Board of Trustees or any individual member thereof may do so by writing to the Secretary, InnSuites Hospitality Trust, 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020. The mailing envelope and letter must contain a clear notation indicating that the enclosed letter is an "Interested Party-Board of Trustees Communication." The Secretary will review all such correspondence and regularly forward to the Board of Trustees a log and summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the Board of Trustees or Committees thereof or that he otherwise determines requires their attention. Trustees may at any time review a log of all correspondence received by us that is addressed to members of the Board of Trustees and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our accounting department and handled in accordance with procedures established by the Audit Committee for such matters.

Code of Ethics for Senior Financial Officers

We have a Code of Ethics that applies to our Chief Executive Officer and Chief Financial Officer and persons performing similar functions. We have posted our Code of Ethics on our website at www.innsuitestrust.com. We intend to satisfy all SEC and NYSE American disclosure requirements regarding any amendment to, or waiver of, the Code of Ethics relating to our Chief Executive Officer and Chief Financial Officer and persons performing similar functions, by posting such information on our website unless the NYSE American requires a Form 8-K. In addition, we have adopted a Code of Conduct and Ethics that applies to all of our employees, officers and Trustees. It is also available on our website at www.innsuitestrust.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our Trustees, executive officers and beneficial holders of more than 10% of our Shares to file with the SEC initial reports of ownership and reports of subsequent changes in ownership. The SEC has established specific due dates for these reports, and we are required to disclose in this Proxy Statement any late filings or failures to file.

Based solely on our review of the copies of such forms (and amendments thereto) furnished to us, we believe that all our Trustees, executive officers and holders of more than 10% of the Shares complied with all Section 16(a) filing requirements during the Fiscal Year ended January 31, 2023.


Board Committees


All five of the incumbent Trustees attended 100% of the aggregate number of meetings held by the Board of Trustees and the Committees, either in person or telephonically, on which the Trustees served during Fiscal Year 2023. The Board of Trustees met four times during the Fiscal Year ended January 31, 2023. The independent Trustees meet at least annually in executive session without the presence of non-independent Trustees and management.

Audit Committee

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent auditors, including reviewing the scope and results of audit and non-audit services. The Audit Committee also reviews internal accounting controls and assesses the independence of our auditors. In addition, the Audit Committee has established procedures for the receipt, retention and treatment of any complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by our employees of any concerns regarding accounting or auditing matters. The Audit Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties. The Audit Committee met four (4) times during Fiscal Year 2023.

All members of the Audit Committee are "independent," as such term is defined by the SEC's rules and the NYSE American's listing standards. The Board of Trustees has determined that Mr. Kutasi, a member and the chairman of our Audit Committee, qualifies as an "audit committee financial expert" under applicable SEC rules. We have posted our Amended and Restated Audit Committee Charter on our Internet website at www.innsuitestrust.com. Information on our website is not part of this proxy statement.

Audit Committee Report

The Audit Committee of the Board of Trustees has reviewed and discussed the audited consolidated financial statements included in the Trust's Annual Report on Form 10-K for the Fiscal Years ended January 31, 2023, and 2022 with the management of the Trust. In addition, the Audit Committee has discussed with BF Borgers CPA PC ("BF Borgers"), the independent registered public accounting firm of the Trust, the matters required to be discussed under Public Company Accounting Oversight Board Auditing Standard No. 1301, Communications with Audit Committees.

Communications with Audit Committees: The Audit Committee has also received and reviewed the written disclosures and the letters from BF Borgers, required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with BF Borgers their respective independence from the Trust, including the compatibility of any non-audit services with BF Borger's independence. The Audit Committee has also pre-approved the fees to be charged to the Trust by its independent auditors for audit services.

Based on the foregoing, the Audit Committee recommended that such audited consolidated financial statements be included in the Trust's Annual Report for the Fiscal Year ended January 31, 2023.

By the Audit Committee of the Board of Trustees:

Les T. Kutasi, Chairman
Steven S. Robson
Jessie Ronnie Chase

Compensation Committee

The Compensation Committee has the responsibility of determining the compensation of the Chief Executive Officer and all of our other officers, advising the Board of Trustees on the adoption and administration of employee benefit and compensation plans and administering our 1997 Stock Incentive and Option Plan. A description of the Compensation Committee's processes and procedures for the consideration and determination of executive officer compensation is included in this proxy statement under "Compensation of Trustees and Executive Officers - Executive Compensation Overview." The Compensation Committee met two times during the Fiscal Year ended January 31, 2023.

All members of the Compensation Committee are "independent," as such term is defined by the SEC's rules and the NYSE American's listing standards. We have posted our Amended and Restated Compensation Committee Charter on our Internet website at www.innsuitestrust.com. Information on our website is not part of this proxy statement.

By the Compensation Committee of the Board of Trustees:

Steven S. Robson, Chairman
Les T. Kutasi
Jessie Ronnie Chase

Governance and Nominating Committee

The Governance and Nominating Committee has the responsibility of screening and nominating candidates for election as Trustees and recommending Committee members for appointment by the Board of Trustees. See "Board of Trustees and Executive Officers - Trustee Nominations and Qualifications" above for more information on how shareholders can nominate Trustee candidates, as well as information regarding how Trustee candidates are identified and evaluated. The Governance and Nominating Committee also advises the Board of Trustees with respect to governance issues and trusteeship practices, including determining whether Trustee candidates and current Trustees

meet the criteria for independence required by the NYSE American and the SEC. The Governance and Nominating Committee met twice during the Fiscal Year ended January 31, 2023.

All members of the Governance and Nominating Committee are "independent," as such term is defined by the SEC's rules and NYSE American listing standards. We have posted our Governance and Nominating Committee Charter on our Internet website at www.innsuitestrust.com. Information on our website is not part of this proxy statement.

By the Governance and Nominating Committee of the Board of Trustees:

Jessie Ronnie Chase, Chairman
Les T. Kutasi
Steven S. Robson

Approval of the Ratification of BF Borgers
(Proposal No. 2 on the Proxy Card)

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has recommended the appointment of BF Borgers CPA PC, as the Company's independent registered public accounting firm for the Fiscal Year ending January 31, 2024. BF Borgers has been the Company's independent registered public accounting firm since 2022 and audited our financial statements for the year ending January 31, 2023.

The shareholders are being requested to ratify the appointment of BF Borgers at the Annual Meeting. The Company anticipates that a representative of BF Borgers may attend the Annual Meeting. The representative will have an opportunity to make a statement and to respond to appropriate shareholder questions.

Neither the Company's Articles of Incorporation nor the Company's Bylaws require that shareholders ratify the appointment of BF Borgers as the Company's independent registered public accounting firm. However, we are requesting ratification because we believe it is a matter of good corporate governance. If the Company's shareholders do not ratify the appointment, the Audit Committee will reconsider whether or not to retain BF Borgers, but may, nonetheless, retain BF Borgers as the Company's independent registered public accountants. Even if the appointment is ratified, the Audit Committee in its discretion may change the appointment at any time if it determines that the change would be in the best interests of the Company and its shareholders.

Vote Required

You may vote in favor or against this proposal or you may abstain from voting. The affirmative vote of a majority of all votes presents or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of BF Borgers CPA PC, as the Company's independent registered public accounting firm. If shareholders of record do not specify the manner in which their shares represented by a validly executed proxy solicited by the Board of Directors are to be voted on this proposal, such shares will be voted in favor of the ratification of the appointment of BF Borgers as the Company's independent registered public accounting firm. Abstentions will have the same effect as votes cast against the proposal. Generally, brokers and other nominees that do not receive instructions are entitled to vote on the ratification of the appointment of our independent registered public accounting firm as this is a routine matter.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF BF BORGERS CPA PC.

Compensation of Trustees and Executive Officers

The following overview relates to the compensation of our executive officers listed in the Summary Compensation Table set forth below during Fiscal Year 2023. Our executive officers are James F. Wirth, Chairman of the Board, President and Chief Executive Officer, Marc E. Berg, Vice Chairman, Executive Vice President, Secretary, and Treasurer, and Sylvin Lange, Chief Financial Officer, (referred to below as our "executive officers").

Overview of the Compensation Committee

The Compensation Committee of the Board of Trustees currently consists of three independent Trustees. The Committee sets the principles and strategies that serve to guide the design of the compensation programs for our executive officers. The Committee annually evaluates the performance of our executive officers. Taking into consideration the factors set forth below, the Committee then approves their compensation levels, including any bonuses. The Committee does not use an independent compensation consultant to assist it with its responsibilities. The Committee does consider input from the Chief Executive Officer when determining compensation for the other executive officers.

Compensation Philosophy and Objectives

Under the supervision of the Compensation Committee, we have developed and implemented compensation policies, plans and programs that seek to enhance our ability to recruit and retain qualified management and other personnel. In developing and implementing compensation policies and procedures, the Compensation Committee seeks to provide rewards for the long-term value of an individual's contribution to the Trust. The Compensation Committee seeks to develop policies and procedures that offer both recurring and non-recurring, and both financial and non-financial, incentives.

Compensation for our executive officers has two main monetary components, salary, and bonus, as well as a benefits component. A base salary is a fixed compensation component subject to annual adjustment and review, if appropriate, that is designed to attract, retain, and motivate our executive officers and to align their compensation with market practices. As discussed below, for Fiscal Year 2023, the bonus component consisted of cash bonuses that were intended to incentivize performance, as described below.

Our compensation program does not rely to any significant extent on broad-based benefits or prerequisites. The benefits offered to our executive officers are those that are offered to all of our full-time employees. We do not offer our executive officers any prerequisites.

Our management and the Compensation Committee work in a cooperative fashion. Management advises the Compensation Committee on compensation developments, compensation packages and our overall compensation program. The Compensation Committee then reviews, modifies, if necessary, and approves the compensation packages for our executive officers.

Elements of Compensation

In setting the compensation for each executive officer, the Compensation Committee considers (i) the responsibility and authority of each position relative to other positions within the Trust, (ii) the individual performance of each executive officer, (iii) the experience and skills of the executive officer, and (iv) the importance of the executive officer to the Trust.

Base Salary and Discretionary Cash Bonuses

We pay base salaries to our executive officers in order to provide a level of assured compensation reflecting an estimate of the value in the employment market of the executive officer's skills, the demands of his or her position and the relative size of the Trust. In establishing base salaries for our executive officers, the Compensation Committee considers our overall performance and the performance of each individual executive officer, as well as market forces and other general factors believed to be relevant, including time between salary increases, promotion, expansion of responsibilities, advancement potential, and the execution of special or difficult projects. Additionally, the Compensation Committee considers the relative salaries of the executive officers and determines what it believes are appropriate compensation level distinctions between and among the executive officers, including between the Chief Executive Officer and the Chief Financial Officer and among the other executive officers. Although the Compensation Committee considers our financial performance, there is no specific relationship between achieving, or failing to achieve, budgeted estimates, the performance of our Shares or our financial performance and the annual salaries determined by the Compensation Committee for any of our executive officers. No specific weight is attributed to any of the factors considered by the Compensation Committee; the Compensation Committee considers all factors and makes a subjective determination based upon the experience of its members and the recommendations of our management.

Fiscal Year 2023

As Mr. Wirth holds a significant ownership stake in the Trust, the Compensation Committee did not increase his salary or provide him with additional incentives. Based upon a review of Mr. Wirth's performance and upon the recommendation of the Compensation Committee, for Fiscal Years 2023 and 2022, Mr. Wirth's annual base salary remained set at $153,060. The Compensation Committee did not rely on any particular set of financial or non-financial factors, measures or criteria when determining the compensation offered to Mr. Wirth. The Compensation Committee did consider Mr. Wirth's substantial Share ownership when setting his base salary.

Cash and Equity Bonuses

    Fiscal 2023 Bonuses

    Fiscal 2023– Full Year Cash and Equity Bonus Program

On January 29, 2019, the Compensation Committee adopted an incentive bonus program for the Executives for the full Fiscal Year ended January 31, 2023 (the "2019 Fiscal Year Bonus Program"). Under the 2019 Fiscal Year Bonus Program, an Executive will be entitled to receive a bonus, upon the achievement by the Executive of performance-based on objectives which was based on exceeding budgeted revenues and net income in hotel operations.

    Performance-Based Cash Bonuses

    Fiscal 2023 - Performance-Based Cash Bonuses

Our executive officers are eligible to receive cash bonuses under the General Manager Bonus Plan equal to 15% of the aggregate cash bonuses received by the general managers of all of our hotels, regardless of region. The general managers receive a bonus based on the achievement of budgeted gross operating profit (total revenues less operating expenses) ("GOP") at their hotel on a quarterly and annual basis. Under the plan, if the hotel's actual quarterly and annual GOP exceeds the budgeted GOP, each general manager is eligible for a potential maximum annual bonus of $20,000, consisting of a potential maximum quarterly bonus of $2,000 per quarter, ($8,000 per year), and a potential maximum year-end bonus of $11,000, a risk management bonus of $1,000 and a discretionary excellent property inspection bonus up to $1,000.

Quarterly General Manager GOP Bonus Potential:

Percentage of Budgeted Quarterly GOP Achieved	Cash Bonus	
Less than 95%	$	0
95%	$	500
98%	$	1,000
102%	$	1,500
106% or more	$	2,000

Year-End General Manager GOP Bonus Potential:

Percentage of Budgeted Annual GOP Achieved	Cash Bonus	
Less than 95%	$	0
95%	$	1,000
98%	$	2,000
102%	$	5,000
106%	$	9,000
108% or more	$	11,000

In Fiscal Years 2022 and 2023, each of our executive officers received an annual cash bonus equal to 15% of the aggregate cash bonuses received by the general managers of all of our hotels, regardless of region. The general manager aggregate cash bonuses for Fiscal Year 2023 were as follows:

Period	GM Aggregate Cash Bonus
First Quarter – Fiscal Year 2023	$ 4,000
Second Quarter – Fiscal Year 2023	$ 4,000
Third Quarter – Fiscal Year 2023	$ 2,500
Fourth Quarter – Fiscal Year 2023	$ 3,500
Year End – Fiscal Year 2023	$ 12,000

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life insurance and a 401(k) plan. We also have a mandatory matching contribution for our 401(k) plan. We do not have a pension plan. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as our other employees. See Note 23 – "Share Based Payments and Stock Options" for additional information about our Stock Options.

Fiscal Year 2023 Summary Compensation Table

The table below shows individual compensation information paid to our executive officers for our Fiscal Years ended January 31, 2023 and 2022:

Name and Principal Position (1)	Fiscal Year	Salary ($)	Discretionary Bonus ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(1)(2)	Total ($)
James F. Wirth, Chief Executive Officer	2022	153,060		2,245		155,275
	2023	153,060		4,629		157,689
Sylvin R. Lange, Chief Financial Officer	2022	79,735		7,575	900	88,210
	2023	97,375		5,475	1,125	103,975
Marc E. Berg, Executive Vice President	2022	67,134	22,500	7,484	1,200	98,318
	2023	67,134		4,629	1,200	72,963

(1) Matching contributions made under our 401(k) plan to our executive officers with a maximum of $500 per calendar year are included in all other compensation.

(2) In addition to the employer 401(k) match provided to all eligible Trust employees, Mr. Berg through his Berg Investment Advisors company was compensated $6,000 for additional consultative services rendered by Mr. Marc Berg, the Trust's Executive Vice President. Mr. Berg, and Mr. Lange receive a monthly travel expense reimbursement of $100. For the Fiscal Year ending January 31, 2023, Mr. Berg, and Mr. Lange received $1,200, and $1,125 respectively in expense reimbursement. For the Fiscal Year ending January 31, 2022, Mr. Berg, and Mr. Lange received $1,200, and $900, respectively.

(3) For the Fiscal Year ending January 31, 2021 Mr. Berg received a discretionary bonus approved by the Compensation Committee team of $30,000, related to his efforts resulting in the sale of the Tempe Hotel, an affiliate

of the Trust, of which $7,500 was paid during the Fiscal Year ended January 31, 2021. The balance of $22,500, was paid during the Fiscal Year ended January 31, 2022.

(4) During Fiscal Year ending January 31, 2023 Mr. Wirth, Mr. Berg, and Mr. Lange received Non-Equity Incentive Plan Compensation consisting of Fiscal 2023 – Performance Based Cash Bonuses of $4,629, $4,629, and $5,475, respectively. During Fiscal Year ending January 31, 2022 Mr. Wirth, Mr. Berg, and Mr. Lange received Non-Equity Incentive Plan Compensation consisting of Fiscal 2022 – Performance Based Cash Bonuses of $2,245, $7,484, and $7,575, respectively.

During Fiscal Year 2023 and 2022, we did grant other equity-based awards. None of our executive officers owned any stock options, or had any outstanding unvested Shares, as of January 31, 2023 and 2022. Consistent with ASC 718-10-55-10, compensation cost associated with issuance of these options has not been recognized as shareholder approval is not perfunctory. For stock option grants additional information about our stock option plan, see Note 23 to our Consolidated Financial Statements - "Stock Options."

Additionally, refer Note 23 of our Consolidated Financial Statements - Share Based Payments, and the section on Fiscal Year 2023 Trustee Compensation, contained in Item11, for information on shares issued to our independent trustees from shareholder equity.

Indemnification Agreements

We have entered into indemnification agreements with all of our executive officers and Trustees. The agreements provide for indemnification against all liabilities and expenses reasonably incurred by an officer or Trustee in connection with the defense or disposition of any suit or other proceeding, in which he or she may be involved or with which he or she may be threatened, while in office or thereafter, because of his or her position at the Trust. There is no indemnification for any matter as to which an officer or Trustee is adjudicated to have acted in bad faith, with willful misconduct or reckless disregard of his or her duties, with gross negligence, or not in good faith in the reasonable belief that his or her action was in our best interests. We may advance payments in connection with indemnification under the agreements. The level of indemnification is to the full extent of the net equity based on appraised and/or market value of the Trust.

Potential Payments Upon Change in Control

We do not have employment agreements with our executive officers. However, our 2017 Equity Incentive Plan (the "*2017 Plan*") provides that the Compensation Committee of the Board of Trustees, in its sole discretion, may take such actions, if any, as it deems necessary or desirable with respect to any award that is outstanding as of the date of the consummation of the change in control. Such actions may include, without limitation: (a) the acceleration of the vesting, settlement and/or exercisability of an award; (b) the payment of a cash amount in exchange for the cancellation of an award; (c) the cancellation of stock options and/or SARs without payment therefor if the fair market value of a share on the date of the change in control does not exceed the exercise price per share of the applicable award; and/or (d) the issuance of substitute awards that substantially preserve the value, rights and benefits of any affected awards.

For purposes of the 2017 Plan, subject to exceptions set forth in the 2017 Plan, a "change in control" generally includes (a) the acquisition of more than 50% of the Trust's Shares; (b) the incumbent board of trustees ceasing to constitute a majority of the board of trustees; (c) a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Trust; and (d) approval by the shareholders of the Trust of a complete liquidation or dissolution of the Trust. The full definition of "change in control" is set forth in the 2017 Plan.

When an award is granted under the 2017 Plan, the Compensation Committee establishes the terms and conditions of that award, which are contained in an award agreement. The form of stock option award agreement under the 2017 Plan provides for unvested stock options to immediately vest in full and become exercisable if a change in control occurs while the participant is employed by the Trust or a subsidiary. In addition, the form of restricted share agreement for non-employee Trustee awards provides that unvested restricted shares held by a Trustee will immediately vest in full if, prior to a vesting date, a change in control of the Trust occurs while the participant is serving as a Trustee.

A participant's award agreement under the 2017 Plan may also contain specific provisions governing the vesting or forfeiture of an award upon a termination of the participant's service to the Trust or a subsidiary. The form of stock option award agreement generally provides that unvested stock options will become immediately vested in full if, prior to a vesting date, the participant ceases to be employed by the Trust and its subsidiaries by reason of death or disability. Unvested stock options will be forfeited automatically if the participant ceases to be employed by the Trust and its subsidiaries prior to an applicable vesting date. In addition, the form of stock option award agreement provides for the termination of stock options, to the extent not previously exercised or forfeited, on the earliest of the following dates: (i) one year after the termination of the participant's employment by the Trust and its subsidiaries due to death or disability; (ii) three months after the termination of the participant's employment with the Trust and its subsidiaries for any reason other than for death, disability or cause; (iii) immediately upon termination of employment, if the participant's employment is terminated by the Company and its subsidiaries for cause; or (iv) midnight on the tenth anniversary of the date of grant. Unless otherwise provided in the applicable award agreement or in an another written agreement with the participant, "cause", as a reason for termination of a participant's employment generally includes (a) the participant's willful refusal to follow lawful directives of the Trust which are consistent with the scope and nature of the participant's duties and responsibilities; (b) conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving moral turpitude, fraud or embezzlement; (c) gross negligence or willful misconduct resulting in a material loss to the Trust or any of its subsidiaries or material damage to the reputation of the Trust or any of its subsidiaries; (d) material breach of any one or more of the covenants contained in any proprietary interest protection, confidentiality, non-competition or non-solicitation agreement between the participant and the Trust or a subsidiary; or (e) violation of any statutory or common law duty of loyalty to the Trust or any of its subsidiaries.

The form of restricted share agreement for non-employee Trustees generally provides that unvested restricted shares will become vested in full if, prior to a vesting date, the participant dies or a change in control occurs while the participant is serving as a Trustee. Any unvested restricted shares will be forfeited automatically if the participant ceases to serve as a Trustee prior to an applicable vesting date.

Fiscal Year 2023 Trustee Compensation

We compensate our non-employee Trustees for their services through grants of restricted Shares. The aggregate grant date fair value of these Shares is shown in the table below. These restricted Shares vested in equal monthly amounts during our Fiscal Year 2023. As of January 31, 2023, Messrs. Kutasi, Chase and Robson did not hold any unvested Shares. As compensation for our Fiscal Year 2023, on February 01, 2022, we issued 6,000 additional restricted Shares (with the aggregate grant date fair value of $12,480 (per grant) to each of Messrs. Kutasi, Chase, and Robson.

We do not pay our Trustees an annual cash retainer, per meeting fees or additional compensation for serving on a Committee or as a Committee Chair.

The table below shows individual compensation information for our non-employee Trustees for our Fiscal Year ended January 31, 2023. Compensation information for Messrs. Wirth and Berg and, who do not receive additional compensation for their service as Trustees, is included in the Summary Compensation Table above:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Leslie T. Kutasi	$ 0	$ 12,840	$ 12,840
Steven S. Robson	$ 0	$ 12,840	$ 12,840
JR Chase	$ 0	$ 12,840	$ 12,840

(1) The dollar amounts shown in the Stock Awards column reflect the aggregate grant date fair value of restricted Shares computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718. For a discussion of assumptions, we made in valuing restricted Shares, see Note 2, "Summary of Significant Accounting Policies – Stock-Based Compensation," in the notes to our consolidated financial statements contained in our Annual Reports on Form 10-K for the Fiscal Years ended January 31, 2023 and 2022. The Stock Awards were based on a stock price of $2.08 which was the closing price of the Trust's Shares of Beneficial Interest as of February 17, 2023. The Board of Trustees met on February 17, 2023 and approved the payment.

Certain Transactions

Management and Licensing Agreements

The Trust directly manages the Hotels through the Trust's majority-owned subsidiary, RRF Limited Partnership. Under the management agreements, RRF manages the daily operations of both Trust Hotels. All Trust managed Hotel expenses, revenues and reimbursements among the Trust, and the Partnership have been eliminated in consolidation. The management fees for the Hotels are 5% of room revenue and a monthly accounting fee of $2,000 per hotel. These agreements have no expiration dates but may be cancelled by either party with 30-days written notice, or potentially sooner in the event the property changes ownership.

The Trust also provides the use of the "InnSuites" trademark to the Hotels through the Trust's wholly-owned subsidiary, RRF Limited Partnership, at no additional charge.

Restructuring Agreements

Albuquerque Suite Hospitality Restructuring Agreement

Three Class A units were sold back to the Trust during the Fiscal Year ended January 31, 2023 for $30,000. Two Class A units were sold during the Fiscal Year ended January 31, 2022 for $20,000. As of January 31, 2023, the Trust held a 21.50% ownership interest, or 129 Class B units, in the Albuquerque entity, Mr. Wirth and his affiliates held a 0.17% interest, or 1 Class C unit, and other parties held a 78.33% interest, or 471 Class A units. Interests to qualified third parties. REF and other REF Affiliates may purchase Interests under the offering. This restructuring is part of the Trust's Equity Enhancement Plan to comply with Section 1003(a)(iii) of the NYSE American Company Guide.

Tucson Hospitality Properties Restructuring Agreement

During the Fiscal Years ended January 31, 2023 and 2022, there were no units of the Tucson entity sold. As of January 31, 2023, the Partnership held a 51.01% ownership interest, or 404 Class B units, in the Tucson entity, Mr. Wirth and his affiliates held a 0.38% interest, or approximately 3 Class C units, and other parties held a 48.61% interest, or approximately 385 Class A units. For the Fiscal Year ended January 31, 2023, the Tucson entity made quarterly Priority Return payments.

Financing Arrangements and Guarantees

On December 30, 2020, the Trust entered a $2,000,000 net maximum Demand/Revolving Line of Credit/Promissory Note with Rare Earth Financial. The Demand/Revolving Line of Credit/Promissory Note bears interest at 7.0% per annum, is interest only quarterly and matures on June 30, 2022 and automatically renews annually unless either party gives a six-month written advance notice. No prepayment penalty exists on the Demand/Revolving Line of Credit/Promissory Note. The balance fluctuates significantly through the period with the highest payable balance being approximately $1,595,000 during the Fiscal Year ended January 31, 2023. The Demand/Revolving Line of Credit/Promissory Note has a net maximum borrowing capacity of $2,000,000. Related party interest expense or income for the Demand/Revolving Line of Credit/Promissory Note for the Fiscal Year ended January 31, 2023 was $17,000 of expense, and for the Fiscal Year ended January 31, 2022 was $71,000 of expense.

The above Demand/Revolving Line of Credit/Promissory Notes are presented together as one line item on the balance sheet and totaled a receivable of $0 and $0, at January 31, 2023 and 2022, respectively, all of which is considered a current receivable.

As of January 31, 2023, the Trust had a $200,000 unsecured note payable with an individual lender. The promissory note is payable on demand, or on June 30, 2024, whichever occurs first. The loan accrues interest at 4.5% and interest only payments shall be made monthly. The Trust may pay all of part of this note without any repayment penalties. The total principal amount of this loan is $200,000 as of January 31, 2023.

On July 1, 2019, the Trust and the Partnership together entered into an unsecured loan totaling $270,000 with an individual investor at 4.5%, interest only, payable monthly. The loan has been subsequently extended to June 30, 2024. The Trust may pay all or part of this note without any repayment penalties. The total principal amount of this loan is $270,000 as of January 31, 2023

On July 1, 2019, the Trust and Partnership together entered into an unsecured loan, totaling $100,000 with an individual investor at 4.0% interest only, payable monthly. The loan had been subsequently extended to December 31, 2022. The total principal amount of this loan is $100,000 as of January 31, 2023. This loan was repaid in full during the first Fiscal Quarter of Fiscal Year 2024.

On June 29, 2017, Tucson Oracle entered into a $5.0 million Business Loan Agreement ("Tucson Loan") as a first mortgage credit facility with KS State Bank to refinance the existing first mortgage credit facility with an approximate payoff balance of $3.045 million which will allow Tucson Hospitality Properties, LLLP to be reimbursed for prior and future hotel improvements. The Tucson Loan has a maturity date of June 19, 2042. The Tucson Loan has an initial interest rate of 4.99% for the first five years and thereafter a variable rate equal to the US Treasury + 2.0% with a floor of 4.99% and no prepayment penalty. This credit facility is guaranteed by InnSuites Hospitality Trust, RRF Limited Partnership, Rare Earth Financial, LLC, James F. Wirth and Gail J. Wirth and the Wirth Family Trust dated July 14, 2016. As of January 31, 2022, the mortgage loan balance was approximately $4,461,000.

On March 29, 2022 Tucson Hospitality Properties LLLP, 51% owned by RRF Limited partnership, a subsidiary of InnSuites Hospitality Trust, funded a new loan for $8.4 million to refinance it's relatively low $ 4.5 million first position debt along with approximately $ 3.8 million in inter-company advances from IHT used to complete the Best Western Product Improvement Plan ("PIP") refurbishment of the Hotel at an interest rate of 4.99% financed on a 25 year amortization with no prepayment penalty and no balloon. This credit facility is guaranteed by InnSuites Hospitality Trust, RRF Limited Partnership, Rare Earth Financial, LLC, James F. Wirth and Gail J. Wirth, and the Wirth Family Trust dated July 14, 2016. As of January 31, 2023, the mortgage loan balance was approximately $8,223,000.

On December 2, 2019, Albuquerque Suites Hospitality, LLC entered into a $1.4 million Business Loan Agreement ("Albuquerque Loan") as a first mortgage credit facility with Republic Bank of Arizona. The Albuquerque Loan has a maturity date of December 2, 2029. The Albuquerque Loan has an initial interest rate of 4.90% for the first five years and thereafter a variable rate equal to the US Treasury + 3.5% with a floor of 4.69% and no prepayment penalty. This credit facility is guaranteed by InnSuites Hospitality Trust. As of January 31, 2023, the mortgage loan balance was approximately $1,251,000.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On September 10, 2002, August 18, 2005 and September 10, 2007, the Board of Trustees approved the purchase of up to 350,000 additional Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on January 5, 2009, September 15, 2009 and January 31, 2010, the Board of Trustees approved the purchase of up to 300,000, 250,000 and 350,000, respectively, of additional Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the Trust's equity compensation plans/programs. Additionally, on June 19, 2017, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 750,000 Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan.

For the years ended January 31, 2023 and 2022, the Trust repurchased 106,604 and 44,076 Shares of Beneficial Interest at an average price of $2.69 and $2.96 per share, respectively. The average price paid includes brokerage commissions. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and NYSE AMERICAN requirements. The Trust remains authorized to repurchase an additional 266,361 Partnership units and/or Shares of Beneficial Interest pursuant to the publicly announced share repurchase program, which has no expiration date. Repurchased Shares of Beneficial Interest are accounted for as treasury stock in the Trust's Consolidated Statements of Shareholders' Equity.

Compensation Information

For information regarding compensation of our executive officers, see "Compensation of Trustees and Executive Officers" in this proxy statement.

Review, Approval or Ratification of Transactions with Related Parties

On December 10, 2013, the Board of Trustees adopted a Related Party Transactions Policy, which established procedures for reviewing transactions between us and our Trustees and executive officers, their immediate family members, entities with which they have a position or relationship, and persons known to us to be the beneficial owner of more than 5% of our Shares of Beneficial Interest. These procedures help us evaluate whether any related person transaction could impair the independence of a Trustee or presents a conflict of interest on the part of a Trustee or executive officer. First, the related party transaction is presented to our executive management, including our Chief Financial Officer. Our Chief Financial Officer then discusses the transaction with our outside counsel, as needed. Lastly, the Audit Committee and the members of the Board of Trustees who do not have an interest in the transaction review the transaction and, if they approve, pass a resolution authorizing the transaction. In determining whether to approve a Related Party Transaction, the Audit Committee and the members of the Board of Trustees consider whether the terms of the related party transaction are fair to the Trust on the same basis as would apply if the transaction did not involve a related party; whether there are business reasons for the Trust to enter into the related party transaction; whether the related party transaction would impair the independence of the outside Trustee and whether the related party transaction would present an improper conflict of interest for any Trustee or executive officer of the Trust, taking into account the size of the transaction, the overall financial position of the trustee, executive officer or related party, the direct or indirect nature of the Trustee's, executive officer's or other related party interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee and members of the Board of Trustees deem relevant. Our Related Party Transactions Policy is available in the Corporate Governance portion of our website at www.innsuitestrust.com.

Certain Information Concerning the Trust

The following table shows the persons who were known to us to be beneficial owners of more than five percent of our outstanding Shares of Beneficial Interest, together with the number of Shares of Beneficial Interest owned beneficially by each Trustee and executive officer, and the Trustees and executive officers as a group. The percentages in the table are based on 9,178,991 Shares of Beneficial Interest issued and outstanding as of May 1, 2023. Unless otherwise specified, each person has sole voting and investment power of the Shares of Beneficial Interest that he or she beneficially owns.

Beneficial Ownership of Trustees, and Executive Officers

Greater-than-Five-Percent Beneficial Owners and
Beneficial Ownership of Trustees, and Executive Officers (as of May 1, 2023)

Trustees and Executive Officers	Shares Beneficially Owned (1)	Percentage of Outstanding Shares
James F. Wirth (2)	5,930,161	65.04%
Marc E. Berg	47,750	*
Sylvin R. Lange	9,750	*
JR Chase	60,657	*
Leslie T. Kutasi	68,000	*
Steven S. Robson	155,200	1.70%
Trustees and Executive Officers as a group (six persons)	6,271,518	68.79%

* Less than one percent (1.0%).

(1) Pursuant to the SEC's rules, "beneficial ownership" includes Shares that may be acquired within 30 days following May 1, 2023.

(2) All Shares are owned jointly by Mr. Wirth and his spouse and/or by Rare Earth Financial, LLC, except for 1,530,341 Shares that are voted separately by Mr. Wirth, and 1,239,078 Shares that are voted separately by Mrs. Wirth. Mr. Wirth has pledged 1,466,153, and Mrs. Wirth has pledged 300,000 of these Shares as security. Mr. Wirth, his spouse and children own directly and indirectly all 2,974,038 issued and outstanding Class B limited partnership units in the Partnership, convertible one to one into IHT Shares of Beneficial Interest. Mr. Wirth's business address is 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020.

The following table provides information about our equity compensation plans (other than qualified employee benefits plans and plans available to shareholders on a pro rata basis) as of January 31, 2022:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column
Equity compensation plans approved by security holders	0	$ N/A	1,600,000
Equity compensation plans not approved by security holders	None	None	None

Selection of Independent Auditors

Our consolidated financial statements as of and for the Fiscal Years ended January 31, 2023 and 2022 were audited by BF Borgers CPA PC.

Appointment of BF Borgers CPA PC

The following table presents aggregate fees for the Fiscal Years ended January 31, 2023, and 2022, for professional services rendered by BF Borgers CPA PC:

	2022	2021
Audit Fees (1)	$ 114,955	$ 135,000
Tax Fees (2)	27,000	25,000
Other Fees	-	-
Total	$ 141,955	$ 160,000

(1) "Audit Fees" represent fees for professional services provided in connection with the audit of our annual financial statements, review of financial statements included in our quarterly reports and related services normally provided in connection with statutory and regulatory filings and engagements.

(2) "Tax Fees" represent fees for professional services provided in connection with the preparation of our annual Federal and State tax returns, additional tax related research and consulting, and related services normally provided in connection with statutory and regulatory filings, both at the Federal and State level.

The Board of Trustees has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence. There were no fees billed by or paid to our independent registered public accounting firm during the Fiscal Years ended January 31, 2023 and 2022 for tax compliance, tax advice or tax planning services or for financial information systems design and implementation services. The Trust has decided to retain BF Borgers, to perform the tax return preparation, for tax years 2022 and 2023, respectively, for all entities within the Trust.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

The Audit Committee pre-approves all fees for services performed by our independent auditors, currently BF Borgers, CPA PC. Unless a type of service our independent auditors provided received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval unless the Audit Committee specifically provides for a different period. Since May 6, 2003, the effective date of the SEC's rules requiring Audit Committee pre-approval of audit and non-audit services performed by our independent auditors, all of the services provided by our independent auditors were approved in accordance with these policies and procedures.

Other Matters

      The Trustees know of no matters to be presented for action at the Annual Meeting other than those described in this proxy statement. Should other matters properly come before the Annual Meeting, the Shares represented by proxies solicited hereby will be voted with respect thereto in accordance with the best judgment of the proxy holders.

Other Information

Shareholder Proposals

      If a shareholder intends to present a proposal at the 2024 Annual Meeting of Shareholders, it must be received by us for consideration for inclusion in our proxy statement and form of proxy relating to that meeting on or before June 1, 2024**,** unless the date of the next year's annual meeting changes by more than 30 days from the date of this year's meeting, in which case the deadline for submission of shareholder proposals will be a reasonable time before we begin to print and send proxy materials. A shareholder who wishes to present a proposal at the 2024 Annual Meeting of Shareholders, but does not wish to have that proposal included in our proxy statement and form of proxy relating to that meeting, must notify us of the proposal before June 15, 2024, unless the date of the next year's annual meeting changes by more than 30 days from the date of this year's meeting, in which case we must receive a notice of the proposal a reasonable time before we send proxy materials. Shareholders should submit their proposals to InnSuites Hospitality Trust, 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020, Attention: Secretary. If notice of the proposal is not received by us by the date specified herein, then the proposal will be deemed untimely and we will have the right to exercise discretionary voting authority and vote proxies returned to us with respect to that proposal.

By order of the Board of Trustees

/s/ MARC E. BERG

July 9, 2023   Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year ended January 31, 2023.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-7062

INNSUITES HOSPITALITY TRUST
(Exact name of registrant as specified in its charter)

Ohio	**34-6647590**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

InnSuites Hotels Centre **1730 E. Northern Avenue, Suite 122** **Phoenix, AZ**	**85020**
(Address of principal executive offices)	(ZIP code)

Registrant's telephone number, including area code: **(602) 944-1500**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒   Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of Shares of Beneficial Interest held by non-affiliates of the registrant as of July 31, 2022, based upon the closing sales price of the registrant's Shares of Beneficial Interest on that date, as reported on the NYSE AMERICAN: $9,531,136.

Number of Shares of Beneficial Interest outstanding as of May 1, 2023: 9,178,991

Documents incorporated by reference: None.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of beneficial interest without par value	IHT	NYSE-American

PART I

Item 1. <u>BUSINESS</u>

INTRODUCTION TO OUR BUSINESS

InnSuites Hospitality Trust (the "***Trust***") is headquartered in Phoenix, Arizona and is an unincorporated Ohio real estate investment trust formed on June 21, 1971. The Trust is not taxed as a real estate investment trust for federal taxation purposes but is taxed as a C-corporation. The Trust, with its affiliate RRF Limited Partnership, a Delaware limited partnership (the "***Partnership***"), owns interests in two hotels, operates and provides management services, and provides trademark license services, for two hotels. At January 31, 2023, and currently, the Trust owns a 75.98% sole general partner interest in the Partnership, which controls a 51.01% interest in the InnSuites hotel located in Tucson, Arizona, and a direct 21.50% interest in the InnSuites hotel located in Albuquerque, New Mexico. The Tucson and Albuquerque hotels are sometimes referred to as the "***Hotels***". We anticipate selling one or both Hotels in the next twelve to thirty-six (12-36) months.

RRF Limited Partnership, a 75.98% majority-owned subsidiary of the Trust, provides management services for the two Trust Hotels. The Trust has approximately 52 full-time employees and approximately 27 part-time employees.

The two Hotels have an aggregate of 270 hotel suites and operate as moderate-service hotels that apply a value studio and two-room suite operating philosophy formulated in 1980 by Mr. James Wirth, President, the Trust's Chairman, and Chief Executive Officer. The Trust hotels offer services such as free hot breakfast plus amenities, such as microwave ovens, refrigerators, coffee makers, and free high-speed Internet access.

For the Fiscal Year 2024 ahead, February 1, 2023 through January 31, 2024, the Trust's operations are focused on the Trust's primary business objective which is to maximize returns to its shareholders through increases in asset value and long-term total returns to shareholders, including profitable hotel operations and sale of assets, along with growth of investments. The Trust seeks to achieve this objective through intensive management and marketing of the InnSuites© hotels, by selling hotel real estate at market prices well above book values and benefitting from diversified investments, including UniGen Power, Inc. (UniGen). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Future Positioning" for a more detailed discussion of the Trust's strategic objectives.

The Trust has a single class of Shares of Beneficial Interest, without par value, that are traded on the NYSE AMERICAN under the symbol "IHT." The Partnership has two outstanding classes of limited partnership interests, Class A and Class B, which are identical in all respects. Both Class A and Class B Partnership Units are convertible, at the option of the holder, into one newly issued Share of Beneficial Interest of the Trust.

MANAGEMENT AND LICENSING CONTRACTS

The Trust directly manages the Hotels through the Trust's majority-owned subsidiary, RRF Limited Partnership. Under the management agreements, RRF manages the daily operations of both Trust Hotels. All Trust managed Hotel expenses, revenues and reimbursements among the Trust, and the Partnership have been eliminated in consolidation. The management fees for the Hotels are 5% of room revenue and a monthly accounting fee of $2,000 per hotel. These agreements have no expiration dates but may be cancelled by either party with 30-days written notice, or potentially sooner in the event the property changes ownership.

The Trust also provides the use of the "InnSuites" trademark to the Hotels and stands ready to offer trademark services through the Trust's majority-owned subsidiary, RRF Limited Partnership, which is included in the management fee. The InnSuites trademark expires in January 2027.

MEMBERSHIP AGREEMENTS

Each InnSuites Hotel has entered into membership agreements with Best Western International, Inc. ("***Best Western***") with respect to each of the two Hotels. In exchange for use of the Best Western name, trademark and reservation system, each Hotel pays marketing and reservation fees to Best Western based on reservations received through the use of the Best Western reservation system, a marketing fee based upon the monthly room revenues, and the number of available suites at the Hotels. The agreements with Best Western are year-to-year. Best Western requires that the

Hotels meet certain requirements for room quality, and the two Hotels are subject to removal from the Best Western reservation system if these requirements are not met. During the past year, the two Hotels received significant reservations through the Best Western reservation system. Under these arrangements, fees paid for membership fees and reservations were approximately $173,000 and $160,000, recorded in on the Consolidated Statement of Operations, for Fiscal Years ended January 31, 2023, and 2022, respectively.

COMPETITION IN THE HOTEL INDUSTRY

The hotel industry is highly competitive. Both the Tucson and Albuquerque hotels experienced record high GOP Profits in the most recent 12 months, substantially higher than both Covid and Pre-Covid GOP Profits. This gross operating profit is growing even more due to stringent cost control measures. The drastic impact of COVID-19 to the world economy and hospitality industry resulted in severely reduced occupancy and significant reduction in room rates, both of which have now fully recovered. Continued competition in corporate, leisure, group, and government business in the markets in which we operate, may affect our ability to maintain room rates and maintain market share. Each of the Hotels faces competition primarily from other mid-market hotels located in its immediate vicinity, but also competes with hotel properties located in other geographic markets, and increasingly from alternative lodging facilities, such as Airbnb. While none of the Hotels' competitors dominate any of their geographic markets, some of those competitors may have greater marketing and financial resources than the Trust.

Certain additional hotel property refurbishments have been completed by competitors in both Hotels' markets, and additional hotel property developments may be built in the future. Such hotel developments could have an adverse effect on the revenue of our Hotels in their respective markets.

The Trust's hotel investments are located in Arizona and New Mexico. With the completed renovations meeting Best Western standards at our Tucson, Arizona and Albuquerque, New Mexico hotel properties, those hotels are expected to see incremental demand during the next 24 months, as supply had been steady in those respective markets, and demand is expected to increase as the economy and travel industry grow. Either an increase in supply, or a decline in demand could result in increased competition, which could have an adverse effect on occupancy, room rates and revenues of our Hotels in their respective markets. The hotels experienced a decrease in demand due to impact of the COVID-19 virus and the related restrictions and reduction of travel after February 1, 2020 through March 31, 2021, with increased demand thereafter.

The Trust may not invest further in hotels, but rather diversify into investments such as the investment made by the Trust in December 2019 in the innovative UniGen Power, Inc. (UniGen), efficient clean energy power generation company. This investment is expected to expand over the next 36 months, as the Trust exercises warrants and convertible bonds into UniGen equity. The Trust may continue to seek further diversification through a reverse merger with a larger non-public entity.

REGULATION

The Trust is subject to numerous federal, state, and local government laws and regulations affecting the hospitality industry, including usage, building and zoning requirements and the laws and regulations related to the preparation and sale of food and beverage such as health and liquor license laws. A violation of any of those laws and regulations or increased government regulation could require the Trust to make unplanned expenditures which may result in higher operating costs. Compliance with these laws is time intensive and costly and may reduce the Trust's revenues and operating income.

Under the Americans with Disabilities Act of 1990 (the "*ADA*"), all public accommodations are required to meet certain readily achievable federal requirements related to access and use by disabled persons. In addition to ADA work completed to date, the Trust may be required to remove additional access barriers or make unplanned, substantial modifications to its Hotels to further comply with the ADA or to comply with other changes in governmental rules and regulations, or become subject to claims, fines, and damage awards, any of which could reduce the number of total available rooms, increase operating costs, and/or have a negative impact on the Trust's results of operations.

Our hotel properties are subject to various federal, state, and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current or former owner of the property, to perform or pay for the clean-up of contamination (including swimming pool chemicals or hazardous substances or biological waste) at or arising from the property and to pay for natural resource damage arising from contamination. These laws often impose liability without regard to whether the owner or operator knew of or caused the contamination. Such liability can be joint and several, so that each covered person can be responsible for all the costs involved, even if more than one person may have been responsible for the contamination. We can also be liable to private parties for costs of remediation, personal injury, death and/or property damage resulting from contamination at or originating from our hotel properties. Moreover, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

The Trust is also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. There are frequent proposals under consideration, at the federal and state levels, to increase the minimum wage. The current labor market is tight, with employees increasingly difficult to recruit and retain. Additional increases to the state or federal minimum wage rate, and employee benefit costs including health care or other costs associated with employees could increase expenses and result in lower operating margins. This has been experienced somewhat due to the fact that industry labor is currently limited and increasingly expensive.

The Trust collects and maintains information relating to its guests for various business purposes, including maintaining guest preferences to enhance the Trust's customer service and for marketing and promotional purposes. The collection and use of personal data are governed by privacy laws and regulations. Compliance with applicable privacy regulations may further increase the Trust's operating costs and/or adversely impact its ability to service its guests and market its products, properties, and services to its guests. In addition, non-compliance with applicable privacy regulations by the Trust (or in some circumstances non-compliance by third parties engaged by the Trust) could result in fines or restrictions on its use or transfer of data.

SEASONALITY OF THE HOTEL BUSINESS

The Hotels' operations historically have been somewhat seasonal. The Tucson, Arizona Hotel typically experiences its highest occupancy in the first Fiscal quarter and, to a lesser extent, the fourth Fiscal quarter (the winter high season). The second Fiscal quarter (summer), tends to be the lowest occupancy period at the Tucson Hotel. The hotel located in Albuquerque, New Mexico historically experiences their most profitable periods during the second and third Fiscal quarters (the summer high season), providing balance to the general seasonality of the Trust's hotel business.

The seasonal nature of the Trust's business increases its vulnerability to risks such as labor force shortages and cash flow issues. Further, if an adverse event such as an actual or threatened terrorist attack, viral outbreak or pandemic, international conflict, data breach, regional economic downturn or poor weather conditions should occur during the high season, the adverse impact to the Trust's revenues could likely be greater as a result of its seasonal business.

OTHER AVAILABLE INFORMATION

We also make available, free of charge, on our Internet website at www.innsuitestrust.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission (the "*SEC*"). Information on our Internet website shall not be deemed incorporated into, or be part of, this report.

Item 1A. <u>RISK FACTORS</u>

Not required for smaller reporting companies.

Item 1B. <u>UNRESOLVED STAFF COMMENTS</u>

Not required for smaller reporting companies.

Item 2. <u>PROPERTIES</u>

The Trust maintains its administrative offices at the InnSuites Hotels Centre, at 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020 in a space leased by the Trust from a third party. The two Hotels are operated as InnSuites

Hotels and Suites, and both Hotels are in addition also marketed as Best Western® Hotels. The Hotels operate in the following locations:

- Best Western InnSuites Tucson Foothills Hotel & Suites. 6201 N Oracle Rd., Tucson, AZ 85704
- Best Western InnSuites Albuquerque Airport Hotel & Suites. 2400 Yale Boulevard SE, Albuquerque, NM 87106

In the Fiscal Years ended January 31, 2019, and January 31, 2020, we remodeled 100% of each property's available suites and public areas. The Trust owns a direct 21.05% interest in the InnSuites Hotel and Suites Albuquerque Airport Best Western Hotel. The Partnership owns a 51.01% interest in the InnSuites Hotel and Suites Tucson Oracle Best Western Hotel. The Trust owns a 75.98% general partner interest in the Partnership.

See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – General" below for a discussion of occupancy rates at the Hotels.

See Note 11 to the Trust's Consolidated Financial Statements – "Mortgage Notes Payable" below for a discussion of mortgages encumbering the Hotels.

See Note 16 to the Trust's Consolidated Financial Statements – "Leases" for a discussion of the lease for our corporate headquarters and the non-cancellable ground lease to which our Albuquerque Hotel is subject.

Item 3. <u>LEGAL PROCEEDINGS</u>

The Trust is not a party to, nor are any of its properties subject to, any material litigation or environmental regulatory proceedings. See Note 20 to Trust's Consolidated Financial Statements – "Commitments and Contingencies".

Item 4. <u>MINE SAFETY DISCLOSURES</u>

Not Applicable.

PART II

Item 5. <u>MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES</u>

The Trust's Shares of Beneficial Interest are traded on the NYSE American under the symbol "IHT." On January 31, 2023, the Trust had approximately 9,160,991 shares outstanding. As of May 1, 2023, there were approximately 329 holders of record of our Shares of Beneficial Interest, not including holders who hold their asset positions with banks and brokers.

The following table sets forth, for the periods indicated, the high and low sales prices of the Trust's Shares of Beneficial Interest, as reported on the NYSE American, as well as dividends declared thereon:

Fiscal Year 2023	High		Low		Dividends	
First Quarter	$	4.34	$	3.77		-
Second Quarter	$	3.77	$	2.99	$	0.01
Third Quarter	$	3.74	$	2.84		-
Fourth Quarter	$	3.71	$	2.96	$	0.01
Fiscal Year 2022	High		Low		Dividends	
First Quarter	$	3.95	$	1.96		-
Second Quarter	$	14.77	$	1.90	$	0.01
Third Quarter	$	5.35	$	3.15		-
Fourth Quarter	$	5.00	$	2.15	$	0.01

The Trust has declared uninterrupted annual dividends for 53 years, since 1971, when the Trust was founded and first listed on the NYSE. The Trust intends to maintain the current conservative dividend policy. The Trust currently is, and has, been paying two semiannual dividends each Fiscal Year totaling $0.02 per share per Fiscal Year. In the Fiscal Years ended January 31, 2023 and 2022, the Trust paid dividends of $0.01 per share per share in each of the second and the fourth quarters. The Trust has paid uninterrupted annual dividends each Fiscal Year since its inception in 1971. The Trust currently intends to pay the scheduled semiannual $0.01 dividend payable on July 31, 2023 at NYSE American.

See Part III, Item 12 for information about our equity compensation plans.

See Note 2 to our Consolidated Financial Statements – "Summary of Significant Accounting Policies" for information related to grants of restricted shares made to members of our Board of Trustees during Fiscal Year 2022. These grants were made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "*Securities Act*"), pursuant to Section 4(a)(2).

No stock option grants were made in Fiscal 2022 or 2023.

Item 6. <u>SELECTED FINANCIAL DATA</u>

Not required for smaller reporting companies.

Item 7. <u>MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS</u>

GENERAL

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K.

We are engaged in the ownership and operation of hotel properties. At January 31, 2023, the Trust had two moderate-service hotels, one in Tucson, Arizona and one in Albuquerque, New Mexico with 270 hotel suites. Both of our Trust Hotels are branded through membership agreements with Best Western, and both are also trademarked as InnSuites Hotels and Suites. We are also involved in various operations incidental to the operation of hotels, such as the operation of a limited service restaurant, and bar, as well as meeting/banquet room rentals.

At January 31, 2023, and currently, the Trust owns a 75.98% sole general partner interest in the Partnership, which controls a 51.01% interest in the InnSuites hotel located in Tucson, Arizona, and a direct 21.50% interest in the InnSuites hotel located in Albuquerque, New Mexico.

Our operations consist of one reportable segment – Hotel Operations & Hotel Management Services. Hotel Operations derives its revenue from the operation of the Trust's two hotel properties with an aggregate of 270 suites in Arizona and New Mexico. Hotel management services, provides management services for the Trust's two Hotels. As part of our management services, we also provide trademark and licensing services.

The Chief Operating Decision Maker ("CODM"), Mr. Wirth, CEO of the Trust, has determined that the Trust operations are comprised of one reportable segment, Hotel Ownership Operations & Management Services (continuing operations) segment that has ownership interest in two hotel properties with an aggregate of 270 suites in Arizona and New Mexico.

The Trust has its hotel investments in the southwest region of the United States. The CODM does not review assets by geographical region; therefore, no income statement or balance sheet information by geographical region is provided.

Our results are significantly affected by the overall economy and travel, occupancy and room rates at the Hotels, our ability to manage costs, changes in room rates, and changes in the number of available suites caused by the Trust's disposition activities. Results are also significantly impacted by overall economic conditions and conditions in the travel industry. Unfavorable changes in these factors, such as the virus-related travel slowdown in the Fiscal Year starting February 1, 2020, can and have negatively impacted hotel room demand and pricing, which reduces our profit margins. Additionally, our ability to manage costs could be adversely impacted by significant increases in operating expenses, resulting in lower operating margins, and higher hourly labor costs. Either a further increase in area hotel supply, hourly labor cost, or a decline in demand could result in increased competition, which could have an adverse effect on the rates, revenue, costs, and profits of the Hotels in their respective markets.

Over time, we expect our UniGen diversification efficient clean energy generation investment to grow and provide a substantial source of income in the foreseeable future.

We expect the current Fiscal Year 2024 to be continued recovery of the travel industry, continued recovery of our Hotel's occupancy levels, continued recovery of room rates, as well as continuation of current cost control all leading to improved profitability of our hotels. We believe that we have positioned the Hotels to remain competitive through our now fully completed Tucson and Albuquerque hotel refurbishments, by offering fully refurbished studios and two-room suites at each location, and by maintaining complementary guest items, including complimentary breakfast and free Internet access.

Our strategic plan is to continue to obtain the full benefit of our real estate equity, by ultimately obtaining full market value for our two Hotels at market value which is believed by management to be substantially higher than lower book values, over the next 12-36 months. In addition, the Trust is seeking a larger private reverse merger partner that may benefit from a merger that would afford that partner access to our listing on the NYSE AMERICAN.

In the process of reviewing merger opportunities, the Trust identified in December 2019, and invested $1 million in UniGen Power, Inc. ("UniGen"), an innovative efficient clean energy power generation company. The Trust has invested $1 million in debentures convertible into 1 million shares of UniGen Power Inc., and in addition has acquired warrants to purchase approximately an additional 2 million UniGen shares over the next approximately three years, which could result up to 25% ownership in UniGen. For more information on our strategic plan, including information on our progress in disposing of our hotel properties and expanding energy diversification, see "Future Positioning" in this Management Discussion and Analysis of Financial Condition and Results of Operations.

We experienced weak economic conditions during Fiscal Year 2022, ended January 31, 2022, primarily a result of the Covid-19 virus pandemic. We experienced recovery from weak travel and hospitality industry for much of the current Fiscal Year 2023, ending January 31, 2023 due to the recovery of domestic travel. We expect the major challenge for Fiscal Year 2024 to be the economy, continued recovery of the travel industry, rebound of occupancy levels, continued increases in room rates, and cost control. We believe that we have positioned the Hotels to remain competitive through our now completed refurbishment(s), by offering a relatively large number of fully refurbished two-room suites at each location, and by maintaining robust complementary guest items, including complimentary breakfast and free Internet access.

Our strategic plan is to continue to obtain the full benefit from hotel operations, and from our real estate equity, by marketing the remaining two Hotels over the next 12-36 months. In addition, the Trust is seeking a larger private reverse merger partner that may benefit from a merger that would afford that partner access to our listing on the NYSE AMERICAN. In the process of reviewing merger opportunities, the Trust identified and invested $1 million in UniGen Power, Inc. ("UniGen"), an innovative efficient clean energy power generation company. The Trust has invested $1 million debentures convertible into 1 million shares of UniGen Power Inc., has purchased approximately 495,000 UniGen shares, and in addition has acquired warrants to purchase approximately an additional 2 million UniGen shares over the next three years, which could result up to 25% ownership in UniGen. For more information on our strategic plan, including information on our progress in disposing of our hotel properties and expanding energy diversification, see "Future Positioning" in this Management Discussion and Analysis of Financial Condition and Results of Operations.

Our expenses consist primarily of property taxes, insurance, corporate overhead, interest on mortgage debt, professional fees, non-cash depreciation of the Hotels and hotel operating expenses. Hotel operating expenses consist primarily of payroll, guest and maintenance supplies, marketing, and utilities expenses. Management believes that a review of the historical performance of the operations of the Hotels, particularly with respect to occupancy, which is calculated as rooms sold divided by total rooms available, average daily rate ("*ADR*"), calculated as total room revenue divided by number of rooms sold, and revenue per available room ("*REVPAR*"), calculated as total room revenue divided by number of rooms available, is appropriate for understanding revenue from the Hotels. In Fiscal Year 2023, as compared with Fiscal 2022, occupancy decreased approximately 2.17% to 73.96% from 75.60% in the prior Fiscal Year. ADR increased by $12.32, or 14.78%, to $95.66 in Fiscal Year 2023 from $83.34 in Fiscal Year 2022. The increased ADR resulted in an increase in REVPAR of $7.75, or 12.30%, to $70.75 in Fiscal Year 2023 from $63.00 in Fiscal Year 2022. The increase in ADR and REVPAR reflect the Covid-19 travel lockdown easing and resulting improved economy.

For the Fiscal Year 2023, ending January 31, 2023, we experienced a substantial recovery. For Fiscal 2024, (February 1, 2023 to January 31, 2024), we expect a modest increase in occupancy, substantial further increases in rates, and continued increased record profits and revenues compared to both prior levels.

For the 2022 Fiscal Year (February 1, 2021 to January 31, 2022), which was adversely affected by the Covid pandemic, InnSuites and the entire hotel industry in general experienced strong declines and reduced travel, resulting in much lower revenues and profits. For the 2023 Fiscal Year ended January 31, 2023, InnSuites experienced substantial recovery of post Covid revenues and profits. Fiscal Year 2023, ended January 31, 2023 continued this upward trend achieving record profits.

The following table shows certain historical financial and other information for the periods indicated:

Albuquerque		For the Twelve Months Ended January 31,			
		2023	2022	Change	%- Incr/Decr
Occupancy		82.27%	83.44%	-1.17%	-1.40%
Average Daily Rate (ADR)	$	98.90 $	85.32 $	13.58	15.92%
Revenue Per Available Room (REVPAR)	$	81.36 $	71.19 $	10.17	14.29%

Tucson		For the Twelve Months Ended January 31,			
		2023	2022	Change	%- Incr/Decr
Occupancy		68.07%	70.04%	-1.97%	-2.81%
Average Daily Rate (ADR)	$	92.88 $	81.66 $	11.22	13.74%
Revenue Per Available Room (REVPAR)	$	63.22 $	57.19 $	6.03	10.54%

Combined		For the Twelve Months Ended January 31,			
		2023	2022	Change	%- Incr/Decr
Occupancy		73.96%	75.60%	-1.64%	-2.17%
Average Daily Rate (ADR)	$	95.66 $	83.34 $	12.32	14.78%
Revenue Per Available Room (REVPAR)	$	70.75 $	63.00 $	7.75	12.30%

No assurance can be given that occupancy, ADR and/or REVPAR will or will not increase or decrease as a result of changes in national or local economic or hospitality industry conditions.

We enter into transactions with certain related parties from time to time. For information relating to such related party transactions see the following:

- For a discussion of management and licensing agreements with certain related parties, see "Item 1 – Business – Management and Licensing Contracts."

- For a discussion of guarantees of our mortgage notes payable by certain related parties, see Note 11 to our Consolidated Financial Statements – "Mortgage Notes Payable."

- For a discussion of our equity sales and restructuring agreements involving certain related parties, see Notes 3, and 4 to our Consolidated Financial Statements – "Sale of Ownership Interests in Albuquerque Subsidiary," and "Sale of Ownership Interests in Tucson Hospitality Properties Subsidiary," respectively.

- For a discussion of other related party transactions, see Note 19 to our Consolidated Financial Statements – "Other Related Party Transactions."

Results of operations of the Trust for the Fiscal Year ended January 31, 2023 compared to the Fiscal Year ended January 31, 2022.

Overview

A summary of total Trust operating results for the Fiscal Years ended January 31, 2023 and 2022 is as follows:

	2023	2022	Change	% Change
Total Revenues	$ 7,145,687	$ 6,409,800	$ 735,887	11%
Operating Expenses	7,443,022	6,713,135	729,887	11%
Operating Loss	(297,335)	(303,335)	6,000	2%
Interest Income and Other	68,072	1,061,464	(993,392)	(94)%
Interest Expense	(530,347)	(367,235)	(163,112)	(44)%
Employee Retention Benefit	1,403,164	350,791	1,052,373	300%
Sales and Occupancy Taxes	-	798,000	(798,000)	(100)%
Income Tax Benefit	93,497	50	93,447	186,894%
Consolidated Net Income	737,051	1,539,735	(802,684)	(52)%

REVENUE

For the twelve months ended January 31, 2023, we had total revenue of approximately $7,146,000 compared to approximately $6,410,000 for the twelve months ended January 31, 2022, an increase of approximately $736,000, or 53%.

We realized a 12% increase in room revenues during Fiscal Year 2023 as room revenues were approximately $6,974,000 for the Fiscal Year ending January 31, 2023 as compared to approximately $6,208,000 for the Fiscal Year ending January 31, 2022. While room revenue increased, our food and beverage revenue remained flat for Fiscal Year 2023 at approximately $53,000 during Fiscal Years 2023 and 2022. We also realized an approximate 82% decrease in management and trademark fee revenues during Fiscal Year 2022 to approximately $21,000 as compared to approximately $115,000 during Fiscal Year 2021. Management and trademark fee revenues decreased during Fiscal Year 2021 as a result of the loss of management fees due to the sale of the Tempe hotel in December, 2020. The Tempe hotel was owned outside of the Trust, and only an affiliate. It was not part of the Trust consolidation. Management fees associated with the management of the Tempe Hotel were revenues received by the Trust, prior to its sale. Management fees remained unchanged year on year at 5%.

EXPENSES

Total expenses before interest expense, employee retention credit, sales and occupancy taxes and income tax provision were approximately $7,443,000 for the twelve months ended January 31, 2023 reflecting an increase of approximately $730,000 compared to total expenses before interest expense, employee retention credit, sales and occupancy taxes and income tax provision of approximately $6,713,000 for the twelve months ended January 31, 2022. The increase was primarily due to an increase in room expenses and general and admirative expenses. Specific expense comparisons to the prior Fiscal Year are detailed in the following categories.

Room expenses consisting of salaries and related employment taxes for property management, front office, housekeeping personnel, reservation fees and room supplies were approximately $2,222,000 for the Fiscal Year ended January 31, 2023 compared to approximately $2,011,000 in the prior year period for an increase of approximately $211,000, or 11%. Room expenses increased as occupancy at the hotels increased, and increased expenses were incurred with the increased occupancy.

General and administrative expenses include overhead charges for management, accounting, shareholder, and legal services. General and administrative expenses of approximately $2,227,000 for the twelve months ended January 31, 2023, increased approximately $395,000 from approximately $1,832,000 for the twelve months ended January 31, 2022 primarily due to a tight labor market and increases in minimum wage laws affecting a majority of our employees, creating higher personnel costs along with increased employment taxes, accordingly.

Sales and marketing expense increased approximately $52,000, or 13%, to approximately $451,000 for the twelve months ended January 31, 2023 from approximately $399,000 for the twelve months ended January 31, 2022. Filled positions for sales and marketing resources accounted for the increase.

Repairs and maintenance expense increased by approximately $20,000, or 5%, to approximately $413,000 for the twelve months ended January 31, 2023 from approximately $392,000 for the twelve months ended January 31, 2022. Having completed the property improvements at our Tucson, Arizona hotel Management anticipates the improvements which complies with the increasing Best Western standards, will (after the adverse effects of travel restrictions and slowdown), lead to improvement in guest satisfaction and will drive additional revenue growth through increased occupancy and increased rates in the year ahead.

Hospitality expense increased by approximately $135,000, or 58%, to approximately $368,000 for the twelve months ended January 31, 2023 from approximately $233,000 for the twelve months ended January 31, 2022. The increase was primarily due to the increased occupancy and increased breakfast offerings at the hotel properties due to previous pandemic restrictions no longer in effect.

Utility expenses increased approximately $45,000, or 12%, to approximately $428,000 reported for the twelve months ended January 31, 2023 from approximately $383,000 for the twelve months ended January 31, 2022.

Hotel property depreciation expenses decreased by approximately $23,000 to approximately $702,000 for the twelve months ended January 31, 2023 from approximately $725,000 for the twelve months ended January 31, 2022. Decreased depreciation resulted from the capital expenditures being fully depreciated, and thus less expense was incurred and recorded.

Real estate and personal property taxes, Insurance and Ground Rent expenses decreased approximately $72,000, or 14%, to approximately $429,000 for the twelve months ended January 31, 2023 from approximately $501,000 for the twelve months ended January 31, 2022.

Sales and occupancy tax expenses increased approximately $798,000, or 100%, to $0 for the twelve months ended January 31, 2023 from approximately ($798,000) for the twelve months ended January 31, 2022. The 2022 activity represents a reversal of liability arising from an occupancy tax discrepancy generated from our Tucson Oracle and Albuquerque hotels from prior periods, as the liabilities had been assumed by a related party. These additional amounts were due for Hotel sales and occupancy expenses and are not expected to be recurring, since the Trust collects and remits all necessary occupancy taxes to the state monthly. No additional assessments have transpired since September 2020. Management has assessed the materiality of the discrepancy on prior reported periods and has concluded it is qualitatively immaterial to the readers of our Consolidated Financial Statements.

Employment Tax Refunds and Credits, for the two previously filed calendar years 2020, and 2021, respectively, resulted in the Employment Retention Tax Credit. As a result, the Trust conservatively placed an amount equal to approximately 12% of this total as a Tax Credit Receivable and Tax Refund on the Balance Sheet and Income statement, respectively, for the Fiscal Years ended January 31, 2023 and 2022, respectively. The Trust has further conservatively recognized an additional 12% each Fiscal Quarter, approximately, of the total anticipated Tax Credit receivable for the Quarter ended January 31, 2023. This recognition began in Fiscal Year 2022. The amount recognized increased from approximately $350,000 for the twelve months ended January 31, 2022 to approximately $1,400,000 for the twelve months ended January 31, 2023. This increase was a result of recognizing equal amounts quarterly of approximately $350,000 throughout Fiscal Year 2023, as opposed to only one Quarter of recognition in Fiscal Year 2022.

LIQUIDITY AND CAPITAL RESOURCES

Overview – Hotel Operations & Hotel Management Services

Two principal sources of cash to meet our cash requirements, include monthly management fees from our two hotels and distributions to our investors of our share of the Partnership's cash flow of the Tucson hotel, and quarterly distributions from the Albuquerque, New Mexico properties. Potential future real estate hotel sales is another future source of cash. The Partnership's principal sources of revenue are monthly hotel management fees and is hotel operations for the hotel property it owns in Tucson, Arizona. Our liquidity, including our ability to make distributions to our shareholders, will depend upon our ability, and the Partnership's ability, to generate sufficient cash flow from hotel operations, from management fees, and from the potential sale and/or refinance of the hotel.

Hotel operations were significantly affected by occupancy and room rates at the Hotels in the Fiscal Year 2022. We anticipate occupancy will continue to be flat or climb modestly in Fiscal 2024, while room rates continue to climb aggressively in Fiscal 2024, and the related economic and travel rebound which started in Fiscal 2022 will continue in Fiscal 2024 (February 1, 2023 to January 31, 2024). Capital improvements are expected to remain substantially down in Fiscal 2024, based on the extensive prior refurbishments completed in Fiscal 2021 and Fiscal 2022.

With approximately $2,111,000 of cash as of January 31, 2023 and the availability of a $250,000 bank lines of credit, an up to $2,000,000 related party Demand/Revolving Line of Credit/Promissory Note, and the availability of repayment of Advances to Affiliate credit facilities and available Bank line of Credit, we believe that we will have enough cash on hand to meet all of our financial obligations as they become due for at least the next twelve months from the issuance date of the these consolidated financial statements. In addition, our management is analyzing other strategic options, including additional asset sales and a possible reverse merger. However, such transactions may not be available on terms that are favorable to us, or at all.

IHT and InnDependent Boutique Collections Hotels (IBC), agreed to extend the payment schedule on IBC's note receivable by 18 months, extending the first payment from November 2021 to May 2023. The reason for the extension is in support of IBC's cash requirements; related to IBC's realization of fully benefiting from a travel industry continued rebound of rate, occupancy and travel. These potential benefits in turn improve IHT's secured position on its note receivable from IBC. Management also believes that the future collectability of the current carrying value of the note is probable and not subject to further impairment, or allowance for the year ended January 31, 2023.

Refer to Note 6 – "Note Receivable" for information related to the Sale of IBC Hospitality Technologies (IBC).

We anticipate no material additional competitive new-build hotel supply during the remaining Fiscal Year 2024, and accordingly we anticipate relatively steady hotel supply in our markets and increased travel demand as the industry grows with recovery of revenues and operating margins. We expect the challenge for the upcoming current Fiscal Year to be the continued economic and travel recovery of leisure, corporate, group, and government business in the markets in which we operate, which may affect our ability to maintain occupancy and increase room rates while maintaining and/or building market share.

Positive cash provided by operating activities totaled approximately $54,000 during the twelve months ended January 31, 2023 as compared to net cash provided of approximately $263,000 during the twelve months ended January 31, 2022. Consolidated net income was approximately $737,000 for the twelve months ended January 31, 2023 as compared to consolidated net income for the twelve months ended January 31, 2022 of approximately $1,540,000. A decrease in each Fiscal Year was PPP loan forgiveness offset by and the employee retention credit. Explanation of the differences between these Fiscal Years are explained above in the results of operations of the Trust.

On November 15, 2021, the Trust received a letter from the NYSE American indicating it did not meet certain financial requirements to remain listed, and set a timeframe of 18 months to May 2023, to once again meet those standards of earnings, capitalization, and/or profitability. The Trust provided the required Plan by December 15, 2021, and the NYSE American granted the additional 18 months to execute the Plan.

On April 30, 2022, the Trust requested and was granted an extension for their annual Form 10-K. As a result, the NT 10-K filed (Form 12b-25 Filing Extension), granted a fifteen-day extension for the Trust to file its' annual Form 10-K. Subsequently, the Trust completed and filed its' annual 10-K and corresponding press release on May 25, 2022, and is considered to be in compliance currently.

On June 23, 2022, the Trust received communication from the NYSE AMERICAN indicating a Late-Filer Notification would be issued, provided it's current quarterly 10-Q for the period ended April 30, 2022 would be considered delinquent if not filed on or before June 29, 2022. The Trust is now current and compliant, and was able to complete their 10-Q for the period ended April 30, 2022, filing it on June 28, 2022, thus avoiding any delinquency status and adhering to this timeline.

The Trust's Management received communication from the NYSE-American on August 29, 2022, indicating IHT is fully compliant with all of the Continued Listing Standards Equity Requirements set forth in Part 10 of the NYSE American Company Guide, of the NYSE-American. Both Fiscal 2022, ended January 31, 2022 and Fiscal 2023 ended January 31, 2023 have been profitable, indicating continued future NYSE-American Compliance.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP presentations of earnings before interest, taxes, non-cash depreciation, and amortization ("**EBITDA**") and funds from operations ("**FFO**") are made to assist our investors in evaluating our operating performance.

Adjusted EBITDA is defined as earnings before interest expense, amortization of loan costs, interest income, income taxes, depreciation and amortization, and non-controlling interests in the Trust. We present Adjusted EBITDA because we believe these measurements (a) more accurately reflect the ongoing performance of our hotel assets and other investments, (b) provide more useful information to investors as indicators of our ability to meet our future debt payments and working capital requirements, and (c) provide an overall evaluation of our financial condition. Adjusted EBITDA as calculated by us may not be comparable to Adjusted EBITDA reported by other companies that do not define Adjusted EBITDA exactly as we define the term. Adjusted EBITDA does not represent cash generated from operating activities determined in accordance with GAAP and should not be considered as an alternative to (a) GAAP net income or loss as an indication of our financial performance or (b) GAAP cash flows from operating activities as a measure of our liquidity.

A reconciliation of Adjusted EBITDA to net income attributable to controlling interests for the Fiscal Years ended January 31, 2023 and 2022 approximate follows:

| | Twelve Months Ended January 31, | |
	2023	2022
Net income attributable to controlling interests	$ 523,000	$ 254,000
Add back:		
Depreciation	702,000	725,000
Interest expense	530,000	367,000
Less:		
Interest Income	(65,000)	(1,061,000)
Adjusted EBITDA	$ 1,690,000	$ 285,000

FFO is calculated on the basis defined by the National Association of Real Estate Investment Trusts ("**NAREIT**"), which is net income (loss) attributable to common shareholders, computed in accordance with GAAP, excluding gains or losses on sales of properties, asset impairment adjustments, and extraordinary items as defined by GAAP, plus non-cash depreciation and amortization of real estate assets, and after adjustments for unconsolidated joint ventures and non-controlling interests in the operating partnership. NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined by GAAP. The Trust is an unincorporated Ohio business investment, (real estate investment trust); however, the Trust is not a real estate investment trust for federal taxation purposes. Management uses this measurement to compare itself to REITs with similar depreciable assets. We consider FFO to be an appropriate measure of our ongoing normalized operating performance. We compute FFO in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other companies that either do not define the term in accordance with the current NAREIT definition or interpret the NAREIT definition differently than us. FFO does not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to (a) GAAP net income or loss as an indication of our financial performance or (b) GAAP cash flows from operating activities as a measure of our liquidity, nor is it indicative of funds available to satisfy our cash needs, including our ability to make cash distributions. However, to facilitate a clear understanding of our historical operating results, we believe that FFO should be considered along with our net income or loss and cash flows reported in the consolidated financial statements.

A reconciliation of FFO to net income (loss) attributable to controlling interests for Fiscal Year ended January 31, 2023 and 2022 are as follows:

	Twelve Months Ended January 31,	
	2023	2022
Net income attributable to controlling interests	$ 523,000	$ 254,000
Add back:		
Depreciation	702,000	725,000
Non-controlling interest	214,000	1,286,000
FFO	$ 1,439,000	$ 2,265,000

The Trust reported Consolidated Net Loss from operations of approximately $298,000 for the Fiscal Year ended January 31, 2023 compared to Consolidated Net Loss from operations of approximately $304,000 for the Fiscal Year ended January 31, 2022. Fiscal 2023 and 2022 Consolidated Net Loss from operations included non-cash depreciation of approximately $702,000 and $725,000, respectively. Fiscal 2023 Consolidated Net Income from operations before non-cash depreciation was approximately $404,000 as compared to Consolidated Net Income from operations before non-cash depreciation of approximately $421,000 for Fiscal 2022. Fiscal 2023 Revenues were approximately $7,146,000 as compared with Fiscal 2022 Revenues of approximately $6,410,000.

FUTURE POSITIONING

In viewing the hotel industry cycles, recently reconfirmed by the COVID-19 disruption of travel and hospitality, the Board of Trustees determined that it was appropriate to continue to actively seek buyers for our two remaining Hotel properties. We continue to make our Tucson Hotel and Albuquerque Hotel available for sale at market value, on the website www.suitehotelsrealty.com.

The table below provides book values, mortgage balances and Estimated Market Asking Price for the Hotels.

Hotel Property	Book Value	Mortgage Balance	Estimated Market Asking Price
Albuquerque	$ 1,065,921	$ 1,261,793	9,500,000
Tucson Oracle	6,120,679	8,266,677	18,500,000
	$ 7,186,600	$ 9,528,470	$ 28,000,000

The "Estimated Market Asking Price" is the amount at which we believe we may be able to sell each of the Hotels and is adjusted to reflect hotel sales in the Hotels' areas of operation and projected upcoming 12 month earnings of each of the Hotels. The Estimated Market Asking Price is not based on appraisals of the properties.

We have from time to time listed hotel properties with a long time highly successful local real estate hotel broker who has successfully sold four of our hotel properties. We believe that each of the assets, the Tucson and Albuquerque hotels have an estimated market asking price that is reasonable in relation to its current fair market value. We plan to sell our remaining two Hotel properties within 12-36 months. We can provide no assurance that we will be able to sell either or both of the Hotel properties on terms favorable to us or within our expected time frame, or at all.

Although believed feasible, we may be unable to realize the asking price for the individual Hotel properties or to sell and/or refinance one or both. However, we believe that the asking price values are reasonable based on current strong local market conditions, comparable sales, and anticipated continued upturns in occupancy, rates, and profits per hotel. Changes in market conditions have in part resulted, and may in the future result, in our changing one or all of the asking prices.

Our long-term strategic plan is to obtain the full benefit of our real estate equity, to benefit from our UniGen Power, Inc., (UniGen) clean energy operation diversified investment, and to pursue a merger with another company, likely a private larger entity that seeks to go public to list on the NYSE AMERICAN Exchange.

SHARE REPURCHASE PROGRAM

For information on the Trust's Share Repurchase Program, see Part II, Item 5. "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities." We plan to continue the stock buy backs in the current Fiscal Year 2024.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned or controlled subsidiaries that are not included in our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

As a partial offset to the current hotel industry Virus induced drop in demand pressure, the Trust looks to benefit from, and expand, its UniGen clean energy operation diversification investments in the months, and years ahead. See Note 7 of the Audited Consolidated Financial Statements for discussion on UniGen.

Asset Impairment

We believe that the policies we follow for the valuation of our hotel properties, which constitute the majority of our assets, are our most critical policies. The Financial Accounting Standards Board ("FASB") has issued authoritative guidance related to the impairment or disposal of long-lived assets, codified in ASC Topic 360-10-35, which we apply to determine when it is necessary to test an asset for recoverability. On an events and circumstances basis, we review the carrying value of our hotel properties. We will record an impairment loss and reduce the carrying value of a property when anticipated undiscounted future cash flows and the current market value of the property do not support its carrying value. In cases where we do not expect to recover the carrying cost of hotel properties held for use, we will reduce the carrying value to the fair value of the hotel, as determined by a current appraisal or other acceptable valuation methods. We did not recognize a hotel properties impairment loss in Fiscal Years 2022 or 2021. As of January 31, 2023, our management does not believe that the carrying values of any of our hotel properties are impaired. The Trust did take a reserve for bad debt as of January 31, 2022 reflecting its concern with the collectability of the Obasa note receivable, related to the sale of the IBC technology segment.

Sale of Hotel Assets

Management believes that our currently owned Hotels are valued at prices that are reasonable in relation to their current fair market value. At this time, the Trust is unable to predict when, and if, either of its Hotel properties will be sold. The Trust seeks to sell one hotel per year or both over the next 12-36 months. We believe that each of the assets is available at a price that is reasonable in relation to its current fair market value. The plan is to work to sell the remaining two hotel properties over the next 12-36 months, and if needed beyond.

Revenue Recognition

Revenues are primarily derived from the following sources and are recognized as services are rendered and when collectability is reasonably assured. Amounts received in advance of revenue recognition are considered deferred liabilities.

Revenues primarily consist of room rentals, food and beverage sales, management and trademark fees and other miscellaneous revenues from our properties. Revenues are recorded when rooms are occupied and when food and beverage sales are delivered. Management and trademark fees from non-affiliated hotels include a monthly accounting fee and a percentage of hotel room revenues for managing the daily operations of the Hotels and the one hotel owned by affiliates of Mr. Wirth until December 2020.

Each room night consumed by a guest with a cancellable reservation represents a contract whereby the Trust has a performance obligation to provide the room night at an agreed upon price. For cancellable reservations, the Trust recognizes revenue as each performance obligation (i.e., each room night) is met. Such contract is renewed if the guest continues their stay. For room nights consumed by a guest with a non-cancellable reservation, the entire reservation period represents the contract term whereby the Trust has a performance obligation to provide the room night or nights at an agreed upon price. For non-cancellable reservations, the Trust recognizes revenue over the term of the performance period (i.e., the reservation period) as room nights are consumed. For these reservations, the room rate is typically fixed over the reservation period. The Trust uses an output method based on performance completed to date (i.e., room nights consumed) to determine the amount of revenue it recognizes on a daily basis if the length of a non-cancellable reservation exceeds one night since consumption of room nights indicates when services are transferred to the guest. In certain instances, variable consideration may exist with respect to the transaction price, such as discounts, coupons and price concessions made upon guest checkout.

In evaluating its performance obligation, the Trust bundles the obligation to provide the guest the room itself with other obligations (such as free Wi-Fi, grab and go breakfast, access to on-site laundry facilities and parking), as the other obligations are not distinct and separable because the guest cannot benefit from the additional amenities without the consumed room night. The Trust's obligation to provide the additional items or services is not separately identifiable from the fundamental contractual obligation (i.e., providing the room and its contents). The Trust has no performance obligations once a guest's stay is complete.

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit these back to the applicable governmental agencies on a periodic basis. We have a legal obligation to act as a collection agent. We do not retain these taxes and fees and, therefore, they are not included in revenues. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

SEASONALITY

See Item 1 for related discussion of seasonality.

INFLATION

We rely entirely on the performance of the Hotels and InnSuites ability to increase revenue to keep pace with inflation. Operators of hotels in general, and InnSuites in particular, can change room rates quickly, but competitive pressures may limit InnSuites ability to raise rates as fast as or faster than inflation. During Fiscal Year 2023, ended January 31, 2023, InnSuites did experience substantial increases in rates to offset the inflationary increase labor and other expenses.

INVESTMENT IN UNIGEN POWER, INC.

On December 16, 2019, the Trust entered into a Convertible Debenture Purchase Agreement with UniGen Power Inc. ("UniGen"). InnSuites Hospitality Trust (IHT) made an initial $1 million diversification investment in late Fiscal Year 2020 and early Fiscal Year 2021. UniGen is in the process of developing a patented high profit potential new efficient clean energy generation innovation. The initial investment was made December 16, 2019, with positive progress to date despite the virus, economic, travel disruptions, cost overruns, and delays. The investment includes warrants to purchase UniGen stock upon election of the Trust. The investment is valued at fair value (level 3), as defined in Note 2 of the Consolidated Financial Statements. There is no Investment Commitment to UniGen requiring any restriction of cash.

The Trust purchased secured convertible debentures ("Debentures") in the aggregate amount of $1,000,000 (the "Loan Amount") (the "Loan") at an annual interest rate of 6% (approximately $15,000 per quarter). The Debentures are convertible into 1,000,000 Class A shares of UniGen Common Stock at an initial conversion rate of $1.00 per share.

UniGen issued the Trust common stock purchase warrants (the "Debenture Warrants") including to purchase up to 1,000,000 shares of Class A Common Stock. The Debenture Warrants are exercisable at an exercise price of $1.00 per share of Class A Common Stock.

UniGen, also, issued the Trust additional common stock purchase warrants ("Additional Warrants") to purchase up to 500,000 shares of Class A Common Stock. The Additional Warrants are exercisable at an exercise price of $2.25 per share of Class A Common Stock.

UniGen has agreed to allow IHT to fund a $500,000 line of credit at the option of IHT convertible into 500,000 shares of UniGen stock at $1 per share. Currently, there is no outstanding balance at this time.

The total of all stock ownership upon conversion of the note receivable and exercise of warrants could total up to 3 million UniGen shares, which amounts to approximately 25% of fully diluted UniGen equity.

On the Trust's balance sheet, the investment of the $1,588,750 consists of approximately $700,000 in note receivables, approximately $300,000 as the fair value of the warrants issued with the Trust's investment in UniGen, and $588,750 of UniGen Common Stock (495,000 shares), at cost. The value of the premium related to the fair value of the warrant will accrete over the life of the debentures.

UniGen has confirmed that prototype design engineering for the UPI 1000 NG engine is now complete. Parts and tooling have arrived, and continue to arrive weekly.

Engineering work is on hold, while UniGen concentrates on its next round of capital raising.

UniGen is a high risk investment offering high potential investment return when successful.

Based on a 96 core "super computer " simulated test together with advanced software, UniGen has confirmed that the UPI 1000 NG engine with the addition of recent technological advancements, is approximately 33% more fuel efficient than first estimated and will emit only approximately 25% of the maximum admissions allowed by CARB, the strictest of the regulatory standards issued by the state of California.

The UniGen design is to produce generators fueled not only with relatively clean natural gas but also with other even cleaner fuels such as ethanol and hydrogen (that emits only water).

James Wirth (IHT President) and Marc Berg (IHT Executive Vice President) both lack significant UniGen control. They have two of the six UniGen Board of Directors seats or 33% and were elected in December 2019 to serve on the board of UniGen to closely monitor and assist in the success of this potentially power industry disruptive relatively clean energy generation innovation.

The Trust has valued UniGen investment as a level 3 fair value measurement, for the following reasons: The investment does not qualify for level 1 since there are no identical actively traded instruments or level 2 identical or similar unobservable markets.

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-K, including statements containing the phrases "believes," "intends," "expects," "anticipates," "predicts," "projects," "will be," "should be," "looking ahead," "may" or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that such forward-looking statements be subject to the safe harbors created by such Acts. These forward-looking statements include statements regarding our intent, belief or current expectations in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) our financing plans; (v) our position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) our plans and expectations regarding future sales of hotel properties; and (vii) trends affecting our or any Hotel's financial condition or results of operations.

These forward-looking statements reflect our current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels that may cause our actual results to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to:

- Virus Pandemic and its effect on the Travel Industry;

- potential risk of investments, including the investment in UniGen;

- inflation and economic recession;

- terrorist attacks or other acts of war;

- local, national or international, political economic and business conditions, including, without limitation, conditions that may, or may continue to, affect public securities markets generally, the hospitality industry or the markets in which we operate or will operate;

- available cash, supply chain issues, and increased labor costs for diversified clean energy development and production;

- fluctuations in hotel occupancy rates;

- changes in room rental rates that may be charged by InnSuites Hotels in response to market rental rate changes or otherwise;

- seasonality of our hotel operations business;

- our ability to sell any of our Hotels at market value, or at all;

- interest rate fluctuations;

- changes in, or reinterpretations of, governmental regulations, including, but not limited to, environmental and other regulations, the Americans with Disability Act, Covid-19 restrictions, and federal income tax laws and regulations;

- competition including supply and demand for hotel rooms and hotel properties;

- availability of credit or other financing;

- our ability to meet present and future debt service obligations;

- our ability to refinance or extend the maturity of indebtedness at, prior to, or after the time it matures;

- any changes in our financial condition or operating results due to acquisitions or dispositions of hotel properties;

- concentration of our investments in the InnSuites Hotels® brand;

- loss of membership contracts;

- the financial condition of franchises, brand membership companies, travel related companies, and receivables from travel related companies;

- ability to develop and maintain positive relations with "Best Western" and potential future franchises or brands;

- real estate and hospitality market conditions;

- hospitality industry factors;

- our ability to carry out our strategy, including our strategy regarding diversification and investments;

- the Trust's ability to remain listed on the NYSE American;

- effectiveness of the Trust's software and cyber security;

- the need to periodically repair and renovate our Hotels at a cost at or in excess of our standard 4% reserve;

- tariffs and health travel restrictions may affect trade and travel;

- our ability to cost effectively integrate any acquisitions with the Trust in a timely manner;

- increases in the cost and availability of labor, energy, healthcare, insurance and other operating expenses as a result of inflation, or changed or increased regulation, or otherwise;

- terrorist attacks or other acts of war;

- outbreaks of communicable diseases attributed to our hotels or impacting the hotel industry in general;

- natural disasters, including adverse climate changes in the areas where we have or serve hotels;

- airline strikes;

- transportation and fuel price increases;

- adequacy of insurance coverage and increases in cost for health care coverage for employees and potential government regulation with respect to health care coverage;

- data breaches or cybersecurity attacks, including breaches impacting the integrity and security of employee and guest data; and

- loss of key personnel and uncertainties in the interpretation and application of ever-changing tax laws.

We do not undertake any obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. Pursuant to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, as amended, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Form 10-K relating to the operations of the Partnership.

Item 7A. <u>QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK</u>

Not required for smaller reporting companies.

Item 8. <u>FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA</u>

All other schedules are omitted, as the information is not required or is otherwise furnished.

INNSUITES HOSPITALITY TRUST
LIST OF CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements of InnSuites Hospitality Trust are included in Item 8:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InnSuites Hospitality Trust:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of InnSuites Hospitality Trust (the "Company") as of January 31, 2023 and 2022 and the related consolidated statements of operations, shareholders' equity, and cash flows for the two years in the period ended January 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for the two years in the period ended January 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/S BF Borgers CPA PC
BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2022
Lakewood, CO
May 1, 2023

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	JANUARY 31, 2023		JANUARY 31, 2022	
ASSETS				
Current Assets:				
Cash	$	2,111,383	$	1,224,380
Accounts Receivable		101,737		128,270
Employee Retention Credit Receivable		1,753,955		350,791
Current Portion of Note Receivable (net)		-		-
Prepaid Expenses and Other Current Assets		200,429		117,868
Total Current Assets		4,167,504		1,821,309
Property and Equipment, net		7,209,488		7,579,313
Note Receivable (net)		1,925,000		1,925,000
Operating Lease – Right of Use		2,108,418		2,054,377
Finance Lease – Right of Use		20,812		48,560
Convertible Note Receivable		1,000,000		1,000,000
Investment in Private Company Stock		588,750		273,750
TOTAL ASSETS	$	17,019,972	$	14,702,309
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Current Liabilities:				
Accounts Payable and Accrued Expenses	$	990,291	$	901,369
Current Portion of Mortgage Notes Payable, net of Discount		223,680		174,956
Current Portion of Other Notes Payable		570,000		20,170
Current Portion of Operating Lease Liability		12,010		37,467
Current Portion of Finance Lease Liability		15,159		29,240
Total Current Liabilities		1,811,140		1,163,202
Notes Payable - Related Party		-		977,547
Mortgage Notes Payable, net of Discount		9,251,324		5,582,346
Other Notes Payable		-		551,017
Operating Lease Liability, net of current portion		2,267,645		2,273,278
Finance Lease Liability, net of current portion		7,718		22,878
TOTAL LIABILITIES		13,337,827		10,570,268
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Shares of Beneficial Interest, without par value, unlimited authorization; 9,161,589 and 9,123,589 shares issued and 9,010,909 and 9,079,513 shares outstanding at January 31, 2023 and January 31, 2022, respectively		6,992,148		6,599,069
Treasury Stock, 150,680 and 44,076 shares held at cost at January 31, 2023 and January 31, 2022, respectively		(417,100)		(130,464)
TOTAL TRUST SHAREHOLDERS' EQUITY		6,575,048		6,468,605
NON-CONTROLLING INTEREST		(2,892,903)		(2,336,564)
TOTAL EQUITY		3,682,145		4,132,041
TOTAL LIABILITIES AND EQUITY	$	17,019,972	$	14,702,309

See accompanying notes to these consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		FOR THE YEARS ENDED JANUARY 31,		
		2023		**2022**
REVENUE				
Room	$	6,974,468	$	6,208,467
Food and Beverage		53,089		55,652
Management and Trademark Fees		-		21,026
Other		118,130		124,655
TOTAL REVENUE		7,145,687		6,409,800
OPERATING EXPENSES				
Room		2,221,990		2,011,129
Food and Beverage		198,808		201,288
Telecommunications		314		250
General and Administrative		2,226,788		1,831,779
Sales and Marketing		451,495		399,543
Repairs and Maintenance		412,696		392,131
Hospitality		367,864		233,192
Utilities		427,869		383,098
Depreciation		702,386		725,380
Real Estate and Personal Property Taxes, Insurance and Ground Rent		429,168		501,581
Sales and Occupancy Tax		-		-
Other		3,644		33,764
TOTAL OPERATING EXPENSES		7,443,022		6,713,135
OPERATING LOSS		(297,335)		(303,335)
Other Income		2,631		33,627
Interest Income		65,441		60,696
PPP Loan Forgiveness		-		967,141
TOTAL OTHER INCOME		68,072		1,061,464
Interest on Mortgage Notes Payable		466,728		288,844
Interest on Notes Payable- Related Party		-		71,512
Interest on Other Notes Payable		63,619		6,879
TOTAL INTEREST EXPENSE		530,347		367,235
CONSOLIDATED NET (LOSS) INCOME BEFORE EMPLOYEE RETENTION CREDIT		(759,610)		390,894
Employee Retention Credit		1,403,164		350,791
Sales and Occupancy Taxes		-		798,000
Income Tax Benefit		93,497		50
CONSOLIDATED NET INCOME	$	**737,051**	$	**1,539,735**
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	$	213,880	$	1,285,591
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$	**523,171**	$	**254,144**
NET INCOME PER SHARE – BASIC & DILUTED	$	0.06	$	0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC & DILUTED		9,159,107		9,108,672

See accompanying notes to these consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

	Shares of Beneficial Interest		Treasury Stock		Trust Shareholders' Equity	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount			
Balance, January 31, 2021	9,057,730	$ 20,027,402	9,568,485	$(13,936,972) $	6,090,430	$ (3,580,858)	$2,509,572
Net Income	-	254,144	-	-	254,144	1,285,591	1,539,735
Shares of Beneficial Interest Issued for Services Rendered	63,000	187,110	-	-	187,110	-	187,110
Dividends	-	(186,492)	-	-	(186,492)	-	(186,492)
Transfer of Ownership Interest in Subsidiary, net	3,691	19,710	-	-	19,710	(19,710)	-
Purchase of Treasury Stock	(44,908)	-	44,076	(130,464)	(130,464)	-	(130,464)
Retirement of Treasury Shares	-	(13,936,972)	(9,568,485)	13,936,972	-	-	-
Dissolution of RHL	-	212,580	-	-	212,580	-	212,580
Reallocation of Non-Controlling Interests and Other	-	21,587	-	-	21,587	(21,587)	-
Balance, January 31, 2022	9,079,513	$ 6,599,069	44,076	$ (130,464) $	6,468,605	$ (2,336,564)	$4,132,041

	Shares of Beneficial Interest		Treasury Stock		Trust Shareholders' Equity	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount			
Balance, January 31, 2022	9,079,513	$6,599,069	44,076	$(130,464) $	6,468,605	$ (2,336,564)	$4,132,041
Net Income	-	523,171	-	-	523,171	213,880	737,051
Purchase of Treasury Stock	(106,604)	-	106,604	(286,636)	(286,636)	-	(286,636)
Shares of Beneficial Interest Issued for Services Rendered	38,000	52,693			52,693	-	52,693
Dividends		(182,785)			(182,785)	-	(182,785)
Sales of Ownership Interests in Subsidiary, net	-				-	40,000	40,000
Distribution to Non-Controlling Interests	-	-	-	-	-	(810,219)	(810,219)
Balance, January 31, 2023	9,010,909	$6,992,148	150,680	$(417,100) $	6,575,048	$ (2,892,903)	$3,682,145

See accompanying notes to these consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED JANUARY 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Consolidated Net Income	$ 737,051	$ 1,539,735
Adjustments to Reconcile Consolidated Net Income to Net Cash Provided By Operating Activities:		
Oher Notes Payable Correction	18,983	-
PPP Loan Forgiveness	-	(967,141)
Employee Retention Credit	(1,403,164)	(350,791)
Stock-Based Compensation	52,693	187,110
Depreciation	702,386	725,380
Changes in Assets and Liabilities:		
Accounts Receivable	26,533	(67,713)
Income Tax Receivable	-	68,661
Prepaid Expenses and Other Assets	(82,561)	51,024
Operating Lease	(85,131)	28,171
Finance Lease	(1,493)	(109)
Accounts Payable and Accrued Expenses	88,922	(950,870)
NET CASH PROVIDED BY OPERATING ACTIVITIES	54,219	263,457
CASH FLOWS FROM INVESTING ACTIVITIES		
Improvements and Additions to Hotel Properties	(332,561)	(116,207)
Payments on Investments in Unigen	(315,000)	(213,750)
Dissolution of RHL	-	212,580
NET CASH USED IN INVESTING ACTIVITIES	(647,561)	(117,377)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal Payments on Mortgage Notes Payable	(166,535)	(180,282)
Borrowings on Mortgage Notes Payable	3,884,237	-
Payments on Notes Payable - Related Party	(1,955,093)	(878,676)
Borrowings on Note Payable - Related Party	977,546	261,224
Payments on Other Notes Payable	(20,170)	(60,619)
Borrowings on Other Notes Payable	-	550,854
Payment of Dividends	(182,785)	(186,492)
Distributions to Non-Controlling Interest Holders	(810,219)	-
Sale of Ownership Interest in Subsidiary, net	40,000	-
Repurchase of Treasury Stock	(286,636)	(130,464)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,480,345	(624,455)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	887,003	(478,375)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,224,380	1,702,755
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 2,111,383	$ 1,224,380

See accompanying notes to these consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2023 AND 2022

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

As of January 31, 2023, InnSuites Hospitality Trust (the "Trust", "IHT", "we", "us" or "our") is a publicly traded unincorporated Ohio real estate investment trust (REIT) with two hotels IHT owns and manages. The Trust and its shareholders directly in and through a Partnership, own interests in two hotels with an aggregate of 270 hotel suites in Arizona and New Mexico, both (the "Hotels") operated under the federally trademarked name "InnSuites" as well as operating under the brand name "Best Western". The Trust and its shareholders hold a $1 million 6% convertible debenture in UniGen Power Inc., ("UniGen"), $588,750 in UniGen's privately-held diversification common stock (495,000 shares), and hold warrants to make further UniGen Investments in the future, as further discussed in Note 2.

Hotel Operations:

Full service hotels often contain upscale full-service facilities with a large volume of full service accommodations, on-site full-service restaurant(s), and a variety of on-site amenities such as swimming pools, a health club, children's activities, ballrooms and on-site conference facilities. Moderate or limited-service hotels are small to medium-sized hotel establishments that offer a limited amount of on-site amenities. Most moderate or limited service establishments may still offer full service accommodations. The Trust considers its Tucson, Arizona hotel and our hotel located in a subsidiary of Albuquerque, New Mexico to be moderate or limited service hotels. IHT provides management services and marketing.

Our Tucson, Arizona Hotel and our Hotel located in Albuquerque, New Mexico are moderate service hotels. Both hotels offer swimming pools, fitness centers, business centers, and complimentary breakfast. In addition, the Hotels offer complementary social areas and modest conference facilities. The Tucson hotel has "PJ's" Pub and Café, as well.

The Trust is the sole general partner of RRF Limited Partnership, a Delaware limited partnership (the "Partnership"), and owned a 75.98% interest in the Partnership as of January 31, 2023 and January 31, 2022, respectively. The Trust's weighted average ownership for the twelve months ended January 31, 2023 and 2022 was 75.98% and 75.93%, respectively. As of January 31, 2023, the Partnership owned a 51.01% interest in an InnSuites® hotel located in Tucson, Arizona. The Trust owns a direct 21% interest in an InnSuites® hotel located in Albuquerque, New Mexico.

RRF Limited Partnership, a subsidiary, manages the Hotels' daily operations under 2 management agreements. RRF also provides the use of the "InnSuites" trademark to the Hotels. All expenses and reimbursements between the Trust and RRF Partnership have been eliminated in consolidation.

The Trust classified the Hotels as operating assets, but these assets are available for sale. At this time, the Trust is unable to predict when, and if, either of these will be sold. Neither the Tucson Hotel nor the Albuquerque Hotel is currently listed for sale but the Trust is willing to consider offers for each Hotel. Each of the Hotels is being made available at a price that management believes is reasonable in relation to its current fair market value, earnings, profits, and replacement cost.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

These consolidated financial statements have been prepared by management in accordance with accounting principles in conformity with accounting principles generally accepted in the United States of America ("GAAP"), and include all assets, liabilities, revenues and expenses of the Trust and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated. Certain items have been reclassified to conform to the current fiscal year presentation. The Trust exercises unilateral control over the Partnership and the entities listed below. Therefore, the financial statements of the Partnership and the entities listed below are consolidated with the Trust, and all significant intercompany transactions and balances have been eliminated.

| | IHT OWNERSHIP % | |
ENTITY	DIRECT	INDIRECT (i)
Albuquerque Suite Hospitality, LLC	21.00%	-
Tucson Hospitality Properties, LLLP	-	51.01%
RRF Limited Partnership	75.98%	-

(i)   Tucson Indirect ownership is through the Partnership

The Trust has evaluated subsequent events through the date of the filing of its Form 10-K with the Securities and Exchange Commission. Other than those events disclosed indicating the recovery of economic and business activity, and continuing progress by UniGen in developing its innovative clean energy product, the Trust is not aware of any other significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the Trust's financial statements.

As the general partner of the Partnership, the Trust exercises unilateral control over the Partnership. Therefore, the financial statements of the Partnership are consolidated with the Trust, and all significant intercompany transactions and balances have been eliminated.

Under Accounting Standards Codification ("ASC") Topic 810-10-25, Albuquerque Suite Hospitality, LLC has been determined to be a variable interest entity with the Trust as the primary beneficiary (see Note 5 – "Variable Interest Entity"). Therefore, the financial statements of Albuquerque Suite Hospitality, LLC, are consolidated with the Trust, and all significant intercompany transactions and balances have been eliminated.

The financial statements of the Partnership and Tucson Hospitality Properties, LLLP are consolidated with the Partnership and the Trust, and all significant intercompany transactions and balances have been eliminated.

NON-CONTROLLING INTEREST

Non-controlling interest in the Trust represents the limited partners' proportionate share of the capital and earnings of the Partnership and the two hotels. Income or loss is allocated to the non-controlling interest based on a weighted average ownership percentage in the entities throughout the period, and capital is allocated based on the ownership percentage at year-end. Any difference between the weighted average and point-in-time allocations is presented as a reallocation of non-controlling interest as a component of shareholders' equity. As of January 31, 2023, non-controlling interest represented 48.99% interest in the InnSuites® hotel located in Tucson, Arizona, 78.50% interest in the InnSuites® hotel located in Albuquerque, New Mexico, and 24.02% in the Partnership.

PARTNERSHIP AGREEMENT

The Partnership Agreement of the Partnership provides for the issuance of two classes of Limited Partnership units, Class A and Class B. Class A and Class B Partnership units are identical in all respects. On January 31, 2023 and 2022, 200,003 Class A Partnership units were outstanding, representing 1.51% of the total Partnership units, respectively. Additionally, as of January 31, 2023 and 2022, 2,974,038 Class B Partnership units were outstanding to and owned by James Wirth, the Trust's Chairman and Chief Executive Officer, and Mr. Wirth's affiliates, representing 22.51% ownership in the Partnership. If all the Class A and B Partnership units were converted on January 31, 2023 and 2021, the limited partners in the Partnership would receive 3,174,041 Shares of Beneficial Interest of the Trust. As of January 31, 2023, and 2022, the Trust owns 10,037,476 general partner units in the Partnership, representing 75.98% of the total Partnership units.

On February 1, 2021, an investor sold 8,014 RRF units to the Trust.

On July 27, 2021, an investor converted 3,691 RRF units to 3,691 IHT shares of beneficial interest.

On January 31, 2023, the total IHT Shares of Beneficial Interest are 9,160,991. Total Class A and Class B RRF Limited Partnership units are 3,174,041. The total diluted shares that are convertible one for one is 12,335,032.

LIQUIDITY

The Trust's principal source of cash to meet its cash requirements is revenues from hotel room reservations and from RRF Management fees from the Tucson, Arizona and Albuquerque, New Mexico properties. The Trust's liquidity, including our ability to make distributions to its shareholders, will depend upon the ability of the Trust and the Partnership's ability to generate sufficient cash flow from hotel operations and to service debt, as well as to generate funds from repayment of intercompany advances and sale of assets. The Covid-19 Virus (the "Virus") as of March 15, 2020, had previously disrupted the quarterly distributions from both the Albuquerque and Tucson hotels. These quarterly distributions from both the Albuquerque and Tucson hotels resumed February 15, 2022.

At a future date, the Trust may receive cash from hotel and/or energy operations and/or full or partial sale of one or both hotels, and/or its investments.

As of January 31, 2023, the Trust had a related party Demand/Revolving Line of Credit/Promissory Note with an amount payable of $0. The Demand/Revolving Line of Credit/Promissory Note accrues interest at 7.0% per annum and requires interest only payments. The Demand/Revolving Line of Credit/Promissory Note has a maximum borrowing capacity to $2,000,000, which is available through December 31, 2021, and automatically renews annually. This is a two-way Line of Credit, with both the Trust and an Affiliate lender having access to draw on the credit amount of up to $2,000,000 for either party.

As of January 31, 2023, the Trust had an amount receivable of the Advances to Affiliate credit facility of approximately $0.

As of January 31, 2023, the Trust had three Revolving lines of Credit totaling $250,000 with the Republic Bank of Arizona. The lines had a zero balance as of January 31, 2023.

With approximately $2,111,000 of cash as of January 31, 2023, the availability of the combined $2,000,000 Advance to Affiliate credit facilities, and the $250,000 Revolving Line of Credit with Republic Bank, the Trust believes that it has and will have enough cash on hand to meet all of the financial obligations as they become due for twelve months from the date of filing this 10-K. In addition, management is analyzing other strategic options available to the Trust, including the sale or refinance of one or both Hotel properties, or other investments. However, such transactions may not be available on terms that are favorable to the Trust, or at all.

There can be no assurance that the Trust will be successful selling properties, refinancing debt or raising additional or replacement funds, or that these funds may be available on terms that are favorable to it. If the Trust is unable to raise additional or replacement funds, it may be required to sell certain of our assets to meet liquidity needs, which may not be on terms that are favorable.

SEASONALITY OF THE HOTEL BUSINESS

The Hotels' operations historically have been somewhat seasonal. The Tucson Arizona Hotel historically experiences the highest occupancy in the first fiscal quarter (the winter high season) and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter (summer low season) historically tends to be the lowest occupancy period at this Arizona Hotel. This seasonality pattern can be expected to cause fluctuations in the Trust's quarterly revenues. The Hotel located in Albuquerque, New Mexico historically experiences its most profitable periods during the second and third fiscal quarters (the summer high season), providing some balance to the general seasonality of the Trust's hotel business.

The seasonal nature of the Trust's business increases its vulnerability to risks such as travel disruptions, labor force shortages and cash flow issues. Further, if an adverse event such as an actual or threatened virus pandemic, terrorist attack, international conflict, data breach, regional economic downturn or poor weather should occur at either of its two hotels, the adverse impact to the Trust's revenues and profit could be significant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Trust's operations are affected by numerous factors, including the economy, inflation, virus/pandemic, competition in the hotel industry and the effect of the economy and interest rates, on the travel and hospitality industries. The Trust cannot predict if any of the above items will have a significant impact in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Trust's operations and cash flows. Significant estimates and assumptions made by management include, but are not limited to, the estimated useful lives of long-lived assets, recoverability of long-lived assets, interest rates affecting discounting of future funds to the current types of inflation, and the fair values of the long-lived assets.

PROPERTY AND EQUIPMENT

Furniture, fixtures, building and improvements and hotel properties are stated at cost, except for land, and depreciated using the straight-line method over estimated lives ranging up to 40 years for buildings and improvements, and 3 to 10 years for furniture, fixtures, and equipment.

Land is an indefinite-lived asset. The Trust tests its land for impairment annually, or whenever events or changes in circumstances indicates an impairment may have occurred, by comparing its carrying value to its implied fair value.

For tax purposes the Trust takes advantage of accelerated depreciation methods (MACRS) for new capital additions and improvements to its Hotels.

Management applies guidance ASC 360-10-35, to determine when it is required to test an asset for recoverability of its carrying value and whether, or not, an impairment exists. Under ASC 360-10-35, the Trust is required to test a long-lived asset for impairment when there is an indicator of impairment. Impairment indicators may include, but are not limited to, a drop in the performance of a long-lived asset, a decline in the hospitality industry or a decline in the economy. If an indicator of potential impairment is present, then an assessment is performed of whether the carrying amount of an asset exceeds its estimated undiscounted future cash flows over its estimated remaining life.

If the estimated undiscounted future cash flows over the asset's estimated remaining life are greater than the asset's carrying value, no impairment is recognized; however, if the carrying value of the asset exceeds the estimated undiscounted future cash flows, then the Trust would recognize an impairment expense to the extent the asset's carrying value exceeds its fair value, if any. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are analyzed on a property-specific basis independent of the cash flows of other groups of assets. Evaluation of future cash flows is based on historical experience and other factors, including certain economic conditions, and committed future bookings. Management has determined no impairment for the Fiscal Years ended January 31, 2023, and January 31, 2022, respectively.

CASH

The Trust believes it places its cash only with high credit quality financial institutions, although these balances periodically exceed federally insured limits.

COST METHOD INVESTMENT IN PRIVATE COMPANY STOCK

Investment in private company stock consists of equity securities recorded at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. We analyze our marketable securities in accordance with Accounting Standard Codification 321 ("ASC 321"). Valuations for private company stock are based on quoted prices for identical assets in active markets. Where marketable securities were found not be part of an actively traded market, we made a measurement alternative election and estimate the fair value at cost of the investment minus impairment.

During the Fiscal Quarter ended January 31, 2023, 15,000 warrants were exercised for $15,000 and in return the Trust received 15,000 shares of UniGen. As of January 31, 2023, the Trust owned 495,000 shares of common stock in UniGen Power, Inc. (UniGen), a non-affiliated privately held entity, at a cost of $588,750. As of January 31, 2023, the Trust accounted for such securities at cost minus impairment due to the investment not being traded on an active market noting that UniGen had limited operations and was still in the start-up and research and development stage. Management believes recording the investment at cost approximates fair value since there have been no significant changes in the operations of UniGen and UniGen's projects are still in the R&D phase.

REVENUE RECOGNITION

Hotel and Operations

Revenues are primarily derived from the sources below and are recognized as services are rendered and when collectability is reasonably assured. Amounts received in advance of revenue recognition are considered deferred liabilities and are generally not significant.

Revenues primarily currently consist of room rentals, food and beverage sales, management and trademark fees and other miscellaneous revenues from our properties. Revenues are recorded when rooms are occupied and when food and beverage sales are delivered. Management and trademark fees include a monthly accounting fee and a percentage of hotel room revenues for managing the daily operations of the Hotels.

Each room night consumed by a guest with a cancelable reservation represents a contract whereby the Trust has a performance obligation to provide the room night at an agreed upon price. For cancellable reservations, the Trust recognizes revenue as each performance obligation (i.e., each room night) is met. Such contract is renewed if the guest continues their stay. For room nights consumed by a guest with a non-cancellable reservation, the entire reservation period represents the contract term whereby the Trust has a performance obligation to provide the room night or nights at an agreed upon price. For non-cancellable reservations, the Trust recognizes revenue over the term of the performance period (i.e., the reservation period) as room nights are consumed. For these reservations, the room rate is typically fixed over the reservation period. The Trust uses an output method based on performance completed to date (i.e., room nights consumed) to determine the amount of revenue it recognizes on a daily basis if the length of a non-cancellable reservation exceeds one night since consumption of room nights indicates when services are transferred to the guest. In certain instances, variable consideration may exist with respect to the transaction price, such as discounts, coupons and price concessions made upon guest checkout.

In evaluating its performance obligation, the Trust bundles the obligation to provide the guest the room itself with other obligations (such as free Wi-Fi, complimentary breakfast, and parking), as the other obligations are not distinct and separable because the guest cannot benefit from the additional amenities without the consumed room night. The Trust's obligation to provide the additional items or services is not separately identifiable from the fundamental contractual obligation (i.e., providing the room and its contents). The Trust has no performance obligations once a guest's stay is complete.

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit these back to the applicable governmental agencies on a periodic basis. We have a legal obligation to act as a collection agent. We do not retain these taxes and fees and, therefore, they are not included in revenues. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are carried at original amounts billed less an estimate made for doubtful accounts based on a review of outstanding amounts on a quarterly basis (net realizable value). Management generally records an allowance for doubtful accounts for 50% of balances over 90 days and 100% of balances over 120 days. Accounts receivable are written off when collection efforts have been exhausted and they are deemed uncollectible. Recoveries, if any, of receivables previously written off are recorded when received. The Trust does not charge interest on accounts receivable balances and these receivables are unsecured. There is $0 in the allowance for doubtful accounts for the Fiscal Years ended January 31, 2023 and 2022.

LEASE ACCOUNTING

The Trust determines, at the inception of a contract, if the arrangement is a lease and whether it meets the classification criteria for a finance or operating lease. ROU assets represent the Trust's right to use an underlying asset during the lease term and lease liabilities represent the Trust's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term. ROU assets also include any advance lease payments and exclude lease incentives. As most of the Trust's operating leases do not provide an implicit rate, the Trust uses its incremental borrowing rate based on information available at commencement date in determining the present value of lease payments. Finance lease agreements generally include an interest rate that is used to determine the present value of future lease payments. Operating fixed lease expense and finance lease depreciation expense are recognized on a straight-line basis over the lease term (see Note 16).

TRUSTEE STOCK-BASED COMPENSATION

The Trust has an employee equity incentive plan, which is described more fully in Note 15 - "Share-Based Payments." The three independent members of the Board of Trustees each earn 6,000 IHT fully paid restricted Shares per year. All shares vest over one year from date of grant. The Trust has paid the annual fees due to its Trustees by issuing Shares of Beneficial Interest out of its authorized but unissued Shares. Upon issuance, the Trust recognizes the shares as outstanding. The Trust recognizes expense related to the issuance based on the fair value of the shares upon the date of the restricted share grant and amortizes the expense equally over the period during which the shares vest to the Trustees. From time to time, the Trustees and key employees receive one-time fully paid restricted share grants, as well.

In addition, 3,000 IHT Restricted Shares were issued to each of the Trust's three accountants, and 2,000 restricted IHT Shares to each of the three IHT employees. The shares were fully vested at January 31, 2023.

The following table summarizes restricted share activity during Fiscal Years 2022 and 2023.

| | Restricted Shares | | |
| | | Price on date | |
	Shares	of grant	
Balance at January 31, 2021	-		-
Granted	63,000	$	1.60
Vested	(63,000)	$	1.60
Forfeited	-		
Balance of unvested awards at January 31, 2022	-		
Granted	38,000	$	2.08
Vested	(25,333)	$	2.08
Balance of unvested awards at January 31, 2023	(12,667)		
	-		

TREASURY STOCK

Treasury stock is carried at cost, including any brokerage commissions paid to repurchase the shares. Any shares issued from treasury stock are removed at cost, with the difference between cost and fair value at the time of issuance recorded against Shares of Beneficial Interest. InnSuites Hospitality Trust continues its Company Stock Buyback Plan allowed within the NYSE American limitations.

INCOME TAXES

The Trust is subject to federal and state corporate income taxes, and accounts for deferred taxes utilizing an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion, or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment (see Note 18).

DIVIDENDS AND DISTRIBUTIONS

In Fiscal Years 2023 and 2022, the Trust paid a semi-annual dividend of $0.01 per share each, at the end of the second Fiscal quarter and at the end of the fourth Fiscal quarter for a total annual dividend of $0.02 for each Fiscal Year in the amounts of $182,979 and $186,492, respectively. The Trust's long-term ability to pay dividends is largely dependent upon the operations of the Hotels, and/or sale of assets. The Trust has paid uninterrupted dividends annually for 52 consecutive years since the Trust registered in 1971, and listed with the NYSE.

NET INCOME PER SHARE

Basic and diluted net income per Share of Beneficial Interest is computed based on the weighted-average number of Shares of Beneficial Interest and potentially dilutive securities outstanding during the period. Dilutive securities are limited to the Class A and Class B units of the Partnership, which are convertible into 3,174,041 Shares of the Beneficial Interest, as discussed in Note 1.

For the Fiscal Years ended January 31, 2023 and 2022, there were Class A and Class B Partnership units outstanding, which are convertible into Shares of Beneficial Interest of the Trust. Assuming conversion at the beginning of each period, the aggregate weighted-average of these Shares of Beneficial Interest would have been 3,174,041 in addition to the basic shares outstanding for the years ended January 31, 2023 and 2022. These Shares of Beneficial Interest issuable upon conversion of the Class A and Class B Partnership units were anti-dilutive during the years ended January 31, 2023 and 2022 and are excluded in the calculation of diluted earnings per share for those periods.

SEGMENT REPORTING

The Chief Operating Decision Maker ("CODM"), Mr. Wirth, CEO of the Trust, has determined that the Trust hotel ownership, Operations, and Management Services are comprised of one reportable segment, Hotel Operations & Hotel Management Services (continuing operations) segment that has ownership interest in two hotel properties with an aggregate of 270 suites in Arizona and New Mexico.

The Trust has chosen to focus its hotel investments on the southwest region of the United States. The CODM does not review assets by geographical region; therefore, no income statement or balance sheet information by geographical region is provided.

ADVERTISING COSTS

Amounts incurred for advertising costs are expensed as incurred. Advertising expense totaled approximately $338,000 and $252,000 for the twelve months ended January 31, 2023 and 2022, respectively, and is reported in the consolidated Statement of Operations.

CONCENTRATION OF CREDIT RISK

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Trust to a concentration of credit risk consist primarily of cash and cash equivalents. Management's assessment of the Trust's credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy. The Trust limits its exposure to credit loss by placing its cash with various major financial institutions and invests only in short-term obligations.

While the Trust is exposed to credit losses due to the non-performance of its counterparties, the Trust considers the risk of this remote. The Trust estimates its maximum credit risk for accounts receivable at the amount recorded on the balance sheet.

FAIR VALUE OF FINANCIAL INSTRUMENTS

For disclosure purposes, fair value is determined by using available market information and appropriate valuation methodologies. Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The fair value framework specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The fair value hierarchy levels are as follows:

- Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

- Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and / or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are level 2 valuation techniques.

- Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect a company's own judgments about the assumptions that market participants would use in pricing an asset or liability.

The Trust has assets that are carried at fair value on a recurring basis, including stock and warrants in a 3rd party private company on the audited consolidated balance sheet.

Due to their short maturities, the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value. The fair value of mortgage notes payable, notes payable to banks and notes and advances payable to related parties is estimated by using the current rates which would be available for similar loans having the same remaining maturities and are based on level 3 inputs.

3. SALE OF OWNERSHIP INTERESTS IN ALBUQUERQUE SUBSIDIARY

On July 22, 2010, the Board of Trustees unanimously approved, with Mr. Wirth abstaining, for the Partnership to enter into an agreement with Rare Earth Financial, LLC ("Rare Earth"), an affiliate of Mr. Wirth, to sell units in Albuquerque Suite Hospitality, LLC (the "Albuquerque entity"), which owns and operates the Albuquerque, New Mexico hotel property. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase at least 49% of the membership interests in the Albuquerque entity and the parties agreed to restructure the operating agreement of the Albuquerque entity. A total of 400 units were available for sale for $10,000 per unit, with a two-unit minimum subscription. On September 24, 2010, the parties revised the Amended and Restated Operating Agreement to name Rare Earth as the administrative member of the Albuquerque entity in charge of the day-to-day management.

On December 9, 2013, the Trust entered into an updated restructuring agreement with Rare Earth to allow for the sale of additional interest units in the Albuquerque entity for $10,000 per unit. Under the updated restructuring agreement, Rare Earth agreed to either purchase or bring in other investors to purchase up to 150 (and potentially up to 190 if the overallotment is exercised) units. Under the terms of the updated restructuring agreement, the Trust agreed to hold at least 50.1% of the outstanding units in the Albuquerque entity, on a post-transaction basis, and intends to maintain this minimum ownership percentage through the purchase of units under this offering. The Board of Trustees approved this restructuring on December 9, 2013. The units in the Albuquerque entity are allocated to three classes with differing cumulative discretionary priority distribution rights through December 31, 2015. Class A units are owned by unrelated third parties and have priority for distributions. Class B units are owned by the Trust and have second priority for distributions. Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Albuquerque entity. Priority distributions of $700 per unit per year were cumulative until December 31, 2015; however, after December 31, 2015 Class A unit holders continue to hold a preference on distributions over Class B and Class C unit holders. The Trust does not accrue for these distributions as the preference periods have expired.

The Trust has sold non-controlling interests in certain subsidiaries, including Albuquerque Suite Hospitality, LLC (the "Albuquerque entity") and Tucson Hospitality Properties, LLLP (the "Tucson entity, which sales are described in detail in our Annual Report on Form 10-K filed on May 27, 2022 with the Securities and Exchange Commissions. Generally, interests have sold for $10,000 per unit with a two-unit minimum subscription. The Trust maintains at least 50.1% of the units in one of the entities and intends to maintain this minimum ownership percentage. Generally, the units in the each of the entities are allocated to three classes with differing cumulative discretionary priority distribution rights through a certain time period. Class A units are owned by unrelated third parties and have priority for distributions. Class B units are owned by the Trust and have second priority for distributions. Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions. Priority distributions of $700 per unit per year were cumulative until a certain date; however, after that date, generally Class A unit holders continue to hold a preference on distributions over Class B and Class C unit holders. The Trust does not accrue for these distributions as the preference periods have expired.

On February 15, 2017, the Trust and Partnership entered into a restructuring agreement with Rare Earth Financial, LLC ("REF") to allow for the sale of non-controlling partnership units in Albuquerque Suite Hospitality LLC ("Albuquerque") for $10,000 per unit, which operates the Best Western InnSuites Albuquerque Hotel and Suites Airport hotel property, a 112 unit hotel in Albuquerque, New Mexico (the "Property"). REF and IHT restructured the Albuquerque Membership Interest by creating 250 additional Class A membership interests from General Member majority-owned to accredited investor member-owned. In the event of sale of 250 Class A Interests, total interests outstanding changed from 550 to 600 with Class A, Class B and Class C Limited Liability Company Interests (referred to collectively as "Interests") restructured with IHT selling approximately 200 Class B Interests to accredited investors as Class A Interest. REF, as an Administrative Manager of Albuquerque, coordinating the offering and sale of Class A Interests to qualified third parties. REF, IHT, and other REF Affiliates may purchase Interests from time to time. Rare Earth, as a General Partner of the Albuquerque entity, will coordinate the offering and sale of Class A Interests to qualified third parties. Rare Earth and other Rare Earth affiliates may purchase Interests under the offering. As part of this offering, Rare Earth was paid $200,000 for a restructuring fee which was recorded in Equity. This restructuring is part of the Trust's Equity Enhancement Plan to comply with Section 1003(a)(iii) of the NYSE American Company Guide. For the Fiscal Year ending January 31, 2023 and 2022, the Trust purchased a net of 2 units, and sold 0 units, respectively.

Three Class A units were sold back to the Trust during the Fiscal Year ended January 31, 2023 for $30,000. Two Class A units were sold during the Fiscal Year ended January 31, 2022 for $20,000. As of January 31, 2023, the Trust held a 21.50% ownership interest, or 129 Class B units, in the Albuquerque entity, Mr. Wirth and his affiliates held a 0.17% interest, or 1 Class C unit, and other parties held a 78.33% interest, or 470 Class A units.

4. SALE OF OWNERSHIP INTERESTS IN TUCSON HOSPITALITY PROPERTIES SUBSIDIARY

On February 17, 2011, the Partnership entered into a restructuring agreement with Rare Earth to allow for the sale of non-controlling interest units in Tucson Hospitality Properties, LP (the "Tucson entity"), which operates the Tucson Oracle hotel property, then wholly owned by the Partnership. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase up to 250 units, which represents approximately 41% of the outstanding limited partnership units in the Tucson entity, on a post-transaction basis, and the parties agreed to restructure the limited partnership agreement of the Tucson entity. The Board of Trustees approved this restructuring on January 31, 2011.

On October 1, 2013, the Partnership entered into an updated restructured limited partnership agreement with Rare Earth to allow for the sale of additional interest units in the Tucson entity for $10,000 per unit. Under the agreement, Rare Earth agreed to either purchase or bring in other investors to purchase up to 160 (and potentially up to 200 if the overallotment is exercised) units. Under the terms of the updated restructuring agreement, the Partnership agreed to hold at least 50.1% of the outstanding limited partnership units in the Tucson entity, on a post-transaction basis, and intends to maintain this minimum ownership percentage through the purchase of units under this offering. The Board of Trustees approved this restructuring on September 14, 2013. The limited partnership interests in the Tucson entity are allocated to three classes with differing cumulative discretionary priority distribution rights through June 30, 2017. Class A units are owned by unrelated third parties and have priority for distributions. Class B units are owned by the Partnership and have second priority for distributions. Class C units are owned by Rare Earth or other affiliates of Mr. Wirth and have the lowest priority for distributions from the Tucson entity. Priority distributions of $700 per unit per year are cumulative until June 30, 2016; however, after June 30, 2016 Class A unit holders continue to hold a preference on distributions over Class B and Class C unit holders. The Trust does not accrue for these distributions as the preference periods have expired.

If certain triggering events related to the Tucson entity occur prior to the payment of all accumulated distributions to its members, such accumulated distributions will be paid out of any proceeds of the event before general distribution of the proceeds to the members. In the event that funds generated from a triggering event are insufficient to pay the total amount of all such accumulated distributions owed to the members, all Class A members will participate pro rata in the funds available for distribution to them until paid in full, then Class B, and then Class C. After all investors have received their initial capital plus a 7% per annum simple return, any additional profits will be allocated 50% to Rare Earth, with the remaining 50% allocated proportionately to all unit classes. Rare Earth also received a restructuring fee of $128,000, conditioned upon and arising from the sale of the first 100 units in the Tucson entity following the October 1, 2013 restructuring. The Tucson entity plans to use its best efforts to pay the discretionary priority distributions. The Trust does not guarantee and is not otherwise obligated to pay the cumulative discretionary priority distributions. RRF Limited Partnership will continue to provide management, licensing and reservation services to the Tucson, Arizona property

As of January 31, 2023, the Partnership held a 51.01% ownership interest, or 404 Class B units, in the Tucson entity, Mr. Wirth and his affiliates held a 0.38% interest, or approximately 3 Class C units, and other parties held a 48.61% interest, or approximately 385 Class A units. For the Fiscal Year ended January 31, 2023, the Tucson entity made quarterly Priority Return payments.

5. VARIABLE INTEREST ENTITIES

Management evaluates the Trust's explicit and implicit variable interests to determine if they have any interests in variable interest entities ("VIEs"). Variable interests are contractual, ownership, or other pecuniary interests in an entity whose value changes with changes in the fair value of the entity's net assets, exclusive of variable interests. Explicit variable interests are those which directly absorb the variability of a VIE and can include contractual interests such as loans or guarantees as well as equity investments. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing of variability indirectly, such as through related party arrangements or implicit guarantees. The analysis includes consideration of the design of the entity, its organizational structure, including decision making ability over the activities that most significantly impact the VIE's economic performance. GAAP requires a reporting entity to consolidate a VIE when the reporting entity has a variable interest, or combination of variable interest, that provides it with a controlling financial interest in the VIE. The entity that consolidates a VIE is referred to as the primary beneficiary of that VIE.

The Partnership has determined that the Albuquerque entity is a variable interest entity with the Partnership as the primary beneficiary with the ability to exercise control, as determined under the guidance of ASC Topic 810-10-25. In its determination, management considered the following qualitative and quantitative factors:

a) The Partnership, Trust, and their related parties, which share common ownership and management, have guaranteed material financial obligations of the Albuquerque hotel.

b) The Partnership, Trust and their related parties have maintained, as a group, a controlling ownership interest in the Albuquerque hotel, with the largest ownership belonging to the Trust.

c) The Partnership, Trust and their related parties have maintained control over the decisions which most impact the financial performance of the Albuquerque hotel, including providing the personnel to operate the property daily.

During the Fiscal Years ended January 31, 2023, and January 31, 2022, neither the Trust nor the Partnership have provided any implicit or explicit financial support for which they were not previously contracted, respectively. Both the Partnership and the Trust provided mortgage loan guarantees which allow our properties to obtain new financing as needed, including the refinance of the Tucson Hotel on March 29, 2022.

The following table includes assets that can only be used to settle the liabilities of Albuquerque Suites Hospitality LLC (Albuquerque Hotel) and the creditors have no recourse to the Trust. These assets and liabilities, with the exception of the intercompany accounts, which are eliminated upon consolidation with the Trust, are included in the accompanying consolidated balance sheets.

| | | January 31, | | |
		2023		**2022**
Assets				
Cash	$	60,506	$	419,762
Accounts Receivable		11,514		29,985
Prepaid Expenses and Deposits		-		9,869
Hotel Properties, Net		1,017,392		1,181,154
Operating Lease -Right of Use		2,108,418		2,021,354
Total Assets	**$**	**3,197,830**	**$**	**3,662,124**
Liabilities				
Accounts Payable and Accrued Expenses	$	496,109	$	567,190
Other Notes Payable		-		-
Operating Lease Liability (ASC 842)		2,279,655		2,275,092
Mortgage Notes Payable		1,251,356		1,296,019
Total Liabilities	**$**	**4,027,120**	**$**	**4,138,301**
Equity		**(829,290)**		**(476,177)**
Liabilities & Equity	**$**	**3,197,830**	**$**	**3,662,124**

6. NOTES RECEIVABLE

Sale of IBC Hospitality Technologies; IBC Hotels LLC (IBC)

On August 15, 2018 InnSuites Hospitality Trust (IHT) entered into a final sale agreement of its technology subsidiary, IBC Hotels LLC (IBC), to an unrelated third-party buyer (Buyer). As a part of the amended sale agreement, the Trust received a secured promissory note adjusted to the principal amount of $1,925,000 with interest to be accrued at 3.75% per annum, which is recorded in the accompanying consolidated balance sheet in continuing operations.

- No interest accrued through May 2023, and no payments on the note receivable including principal and interest based on the recently extended time period are due through May 2023.

- Note is secured by (1) pledge of the Buyer's interest in IBC, and (2) a security interest in all assets of IBC, provided IHT shall agree to subordinate such equity interest to commercially reasonable debt financing upon request.

- If after effective date IBC closes an equity transaction with net proceeds to IBC in excess of $2,500,000, IBC/Buyer shall pay or pre-pay to IHT an amount equal to (a) 50% of the net proceeds received by IBC and (b) 50% of the sum of the unpaid balance of the note and accrued interest accrued but unpaid interest thereon, as the date of receipt of the net proceeds by IBC.

- The note matures on June 1, 2024

- Future payments on this note are shown in the table below.

FISCAL YEAR		
2023	$	250,000
2024		1,675,000
	$	1,925,000

As of January 31, 2023, management evaluated the carrying value of the note determined no further impairment is needed at this time. This is detailed further with an extension to May 2023, which allows time for IBC to benefit from the current rebound in the travel, hospitality services, and hotel industries currently being experienced.

IHT has no managerial control nor does IHT have the ability to direct the operations or capital requirements of IBC as of August 1, 2018.

7. CONVERTIBLE NOTE RECEIVABLE, COMMON STOCK AND WARRANTS IN UNIGEN POWER, INC.

On December 16, 2019, the Trust entered into a Convertible Debenture Purchase Agreement with UniGen Power Inc. ("UniGen").

The Trust purchased secured convertible debentures ("Debentures") in the aggregate amount of $1,000,000 (the "Loan Amount") (the "Loan") at an annual interest rate of 6% (approximately $15,000 per quarter). The Debentures are convertible into 1,000,000 Class A shares of UniGen Common Stock at an initial conversion rate of $1.00 per share.

UniGen issued the Trust common stock purchase warrants (the "Debenture Warrants") to purchase up to 1,000,000 shares of Class A Common Stock. The Debenture Warrants are exercisable at an exercise price of $1.00 per share of Class A Common Stock.

UniGen also issued the Trust additional common stock purchase warrants ("Additional Warrants") to purchase up to 500,000 shares of UniGen Class A Common Stock. The Additional Warrants are exercisable at an exercise price of $2.25 per share of Class A Common Stock.

IHT may fund a $500,000 line of credit at the option of IHT convertible into 500,000 shares of UniGen stock at $1 per share.

The total of all stock ownership upon conversion of the note receivable is 1 million shares and if all stock warrants available but not outstanding are exercised, these could total approximately 3 million UniGen shares, which amounts to approximately 25% of fully diluted UniGen equity.

On the Trust's balance sheet, the investment of the $1,000,000 consists of approximately $700,000 in note receivables and approximately $300,000 as the fair value of the warrant issued with the Trust's investment in UniGen. The value of the premium related to the fair value of the warrants will accrete over the life of the debentures.

The value of the warrants issued with the note receivable was based on Black-Scholes pricing model based on the following inputs:

Debenture Warrants

Type of option	Call option
Stock price	$ 2.25
Exercise (Strike) price	$ 1.00
Time to maturity (years)	2.0
Annualized risk-free rate	1.630%
Annualized volatility	27.43%

Additional Warrants

Type of option	Call option
Stock price	$ 2.25
Exercise (Strike) price	$ 2.25
Time to maturity (years)	3.0
Annualized risk-free rate	1.630%
Annualized volatility	27.43%

If all notes are converted and all available but not outstanding warrants exercised, IHT could hold up to approximately 25% of UniGen fully diluted equity ownership. Subsequent to January 31, 2023, no activity has occurred with this line of credit and thus no draws have been taken.

During the year ended January 31, 2023, the Trust reinvested $60,000 of interest income to exercise 60,000 warrants for 60,000 shares of common stock in UniGen. Additionally, the Trust exercised 161,250 warrants for a total of $255,000 for 161,250 shares of common stock in UniGen.

As of January 31, 2023, IHT held 495,000 common shares of UniGen, purchased at a cost of $588,750. Management believes recording the investment at cost approximates fair value since there have been no significant changes in the operations of UniGen and UniGen's projects are still in the R&D phase.

The Trust has valued UniGen investment as a level 3 fair value measurement, for the following reasons: The investment does not qualify for level 1 since there are no identical actively traded instruments or level 2 identical or similar unobservable markets.

8. PROPERTY AND EQUIPMENT

As of January 31, 2023 and January 31, 2022, hotel properties consisted of the following:

	January 31, 2023	January 31, 2022
Land	$ 2,500,000	$ 2,500,000
Building and improvements	10,762,859	10,577,297
Furniture, fixtures and equipment	4,261,400	4,114,400
Total hotel properties	17,524,259	17,191,697
Less accumulated depreciation	(10,358,060)	(9,664,472)
Hotel properties, net	7,166,199	7,527,225

As of January 31, 2023 and January 31, 2022, property and equipment consisted of the following:

	January 31, 2023	January 31, 2022
Land	$ 7,005	$ 7,005
Building and improvements	75,662	75,662
Furniture, fixtures and equipment	392,878	392,879
Total property, plant and equipment	475,545	475,546
Less accumulated depreciation	(432,256)	(423,458)
Property, Plant and Equipment, net	$ 43,289	$ 52,088

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are carried at historical cost and are expected to be consumed within one year. As of January 31, 2023, and 2021, prepaid expenses and other current assets consisted of the following:

	January 31, 2023	January 31, 2022
Tax and Insurance Escrow	$ 96,774	$ 63,512
Deposits	7,000	7,000
Prepaid Insurance	32,159	-
Prepaid Workman's Compensation	562	-
Miscellaneous Prepaid Expenses	63,934	47,356
Total Prepaid Expenses and Current Assets	$ 200,429	$ 117,868

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of January 31, 2023 and 2020, accounts payable and accrued expenses consisted of the following:

	January 31, 2023	January 31, 2022
Accounts Payable	$ 85,198	$ 203,165
Accrued Salaries and Wages	236,845	246,600
Accrued Vacation	10,000	10,000
Income Tax Payable	-	93,944
Accrued Interest Payable	-	14,950
Advanced Deposits	1,963	250
Accrued Property Taxes	192,543	35,392
Sales Tax Payable	234,366	154,079
Accrued Other	229,376	142,989
Total Accounts Payable and Accrued Expenses	$ 990,291	$ 901,369

11. MORTGAGE NOTES PAYABLE

On January 31, 2022, the Trust had a mortgage note payable outstanding with respect to the Tucson Hotel. The mortgage note payable has a scheduled maturity date in June 2042. Weighted average annual interest rates on mortgage notes payable as of January 31, 2022 was 4.69%.

On June 29, 2017, Tucson Oracle entered into a $5.0 million Business Loan Agreement ("Tucson Loan") as a first mortgage credit facility with KS State Bank to refinance the existing first mortgage credit facility with an approximate payoff balance of $3.045 million which will allow Tucson Hospitality Properties, LLLP to be reimbursed for prior and future hotel improvements. The Tucson Loan has a maturity date of June 19, 2042. The Tucson Loan has an initial interest rate of 4.99% for the first five years and thereafter a variable rate equal to the US Treasury + 2.0% with a floor of 4.99% and no prepayment penalty. This credit facility is guaranteed by InnSuites Hospitality Trust, RRF Limited Partnership, Rare Earth Financial, LLC, James F. Wirth and Gail J. Wirth and the Wirth Family Trust dated July 14, 2016. As of January 31, 2022, the mortgage loan balance was approximately $4,461,000.

On March 29, 2022 Tucson Hospitality Properties LLLP, 51% owned by RRF Limited partnership, a subsidiary of InnSuites Hospitality Trust, funded a new loan for $8.4 million to refinance it's relatively low $ 4.5 million first position debt along with approximately $ 3.8 million in inter-company advances from IHT used to complete the Best Western Product Improvement Plan ("PIP") refurbishment of the Hotel at an interest rate of 4.99% financed on a 25 year amortization with no prepayment penalty and no balloon. This credit facility is guaranteed by InnSuites Hospitality Trust, RRF Limited Partnership, Rare Earth Financial, LLC, James F. Wirth and Gail J. Wirth, and the Wirth Family Trust dated July 14, 2016. As of January 31, 2023, the mortgage loan balance was approximately $8,223,000.

The following table summarizes the Trust's mortgage notes payable, net of debt discounts, as of January 31, 2023:

	2023	2022
Mortgage note payable, due in monthly installments of $55,827, including interest at 4.99% per year, through March 29, 2047, secured by the Tucson Oracle property with a carrying value of $8.2 million at January 31, 2023.	$ 8,223,648	$ 4,461,283
Mortgage note payable, due in monthly installments of $9,218, including interest at 4.90% per year, through December 2, 2029, secured by the Albuquerque property with a carrying value of $1.2 million at January 31, 2023.	1,251,356	1,296,019
Totals:	$ 9,475,004	$ 5,757,302

As of January 31, 2023, and January 31, 2022, the mortgage loan balance was approximately $9,475,000 and $5,757,000, respectively. The mortgage note payable is due in monthly installments of $49,778.

On December 2, 2019, Albuquerque Suites Hospitality, LLC entered into a $1.4 million Business Loan Agreement ("Albuquerque Loan") as a first mortgage credit facility with Republic Bank of Arizona. The Albuquerque Loan has a maturity date of December 2, 2029. The Albuquerque Loan has an initial interest rate of 4.90% for the first five years and thereafter a variable rate equal to the US Treasury + 3.5% with a floor of 4.90% and no prepayment penalty. This credit facility is guaranteed by InnSuites Hospitality Trust. As of January 31, 2023, and January 31, 2022, the mortgage loan balance was approximately $1,251,000, and $1,296,000, respectively, net of financing fees of approximately $13,000.

See Note 15 – "Minimum Debt Payments" for scheduled minimum payments on the mortgage notes payable.

12. NOTES PAYABLE TO BANKS

On October 17, 2017, the Trust entered into a Business Loan Agreement with Republic Bank of Arizona for a revolving line of credit for $150,000. The loan has a variable rate as the published rate in the Wall Street Journal and matures in December 2024. The balance as of January 31, 2023 and 2022 was $0.

On October 17, 2017 Albuquerque Suite Hospitality LLC (the Albuquerque Hotel) entered into a Business Loan Agreement with Republic Bank of Arizona for a revolving line of credit for $50,000. The loan has a variable rate as the published rate in the Wall Street Journal and matures in October 2023. The balance as of January 31, 2023 and 2021 was $0.

On October 17, 2017 Tucson Hospitality Properties LLLP (the Tucson Hotel) entered into a Business Loan Agreement for a revolving line of credit for $50,000. The loan has a variable rate as the published rate in the Wall Street Journal and matures in October 2023. The balance as of January 31, 2023 and 2021 was $0.

13. RELATED PARTY NOTES

On December 1, 2014, the Trust entered a Demand/Revolving Line of Credit/Promissory Note with Rare Earth Financial, LLC, an entity which is wholly owned by Mr. Wirth and his family members. The Demand/Revolving Line of Credit/Promissory Note, as amended on June 19, 2017, bears interest at 7.0% per annum for both a payable and receivable, interest is due quarterly, matures on August 24, 2023, and automatically renews annually each calendar year. No prepayment penalty exists on the Demand/Revolving Line of Credit/Promissory Note. The balance fluctuates through the period. On December 30, 2020, the Demand/Revolving Line of Credit/Promissory Note was extended and increased to the current level of $2,000,000. As of January 31, 2023, and January 31, 2022, the Trust had an amount payable of approximately $0 and $977,000, respectively. During the Fiscal Years ended January 31, 2023 and 2022, the Trust accrued approximately $0, respectively, of interest expense.

14. OTHER NOTES PAYABLE

As of January 31, 2023, the Trust had $0 in promissory notes outstanding to unrelated third parties arising from the repurchase of 0 Class A Partnership units in privately negotiated transactions. Typically these promissory notes would bear interest at 7% per year and are due in varying monthly payments through January 2023.

As of January 31, 2023, the Trust had a $200,000 unsecured note payable with an individual lender. The promissory note is payable on demand, or on June 30, 2024, whichever occurs first. The loan accrues interest at 4.5% and interest only payments shall be made monthly. The Trust may pay or prepay all or part of this note without any prepayment penalties. The total principal amount of this loan is $200,000 as of January 31, 2023.

On July 1, 2019, the Trust and the Partnership together entered into an unsecured loan totaling $270,000 with an individual investor at 4.5%, interest only, payable monthly. The loan has been subsequently extended to June 30, 2024. The Trust may pay or prepay all or part of this note without any prepayment penalties. The total principal amount of this loan is $270,000 as of January 31, 2023.

On July 1, 2019, the Trust and Partnership together entered into an unsecured loan, totaling $100,000 with an individual investor at 4.0% interest only, payable monthly. The loan has been subsequently extended to December 31,

2022. The total principal amount of this loan is $100,000 as of January 31, 2023. As expected this loan was repaid in full during the first Fiscal Quarter of Fiscal Year 2024.

As a result of the Virus Pandemic, and the subsequent Legislation passed within the CARES Act of 2020, the Trust applied for and received Small Business Administration ("SBA") loans through the Paycheck Protection Program ("PPP"). Loans in the amount of approximately $229,000, $188,000, and $87,000, for Tucson, Albuquerque, InnSuites Hospitality, respectively, were granted and received.

As of January 31, 2021 the PPP Loan was fully forgiven in the amount of approximately $87,000 recorded in other income in the statement of operations. The PPP loan received by Tucson for $228,602 was forgiven in March 2021. The remaining Albuquerque Hotel loan for $187,686 was forgiven in March 2021. The forgiveness was recognized as income for GAAP Financial Statement purposes, and is tax free for tax purposes.

On March 5, 2021, the Albuquerque hotel received another PPP Loan in the amount of $253,253. On March 15, 2021, the Tucson hotel received an additional PPP Loan in the amount of $297,601. Both of these loans were forgiven in July, 2021. The forgiveness was recognized as other income for GAAP Financial Statement purposes, and is also tax free for tax purposes.

See Note 15 – "Minimum Debt Payments" for scheduled minimum payments on the debt liabilities.

15. MINIMUM DEBT PAYMENTS

Scheduled minimum payments of debt, net of debt discounts, as of January 31, 2023 are approximately as follows in the respective Fiscal Years indicated:

FISCAL YEAR	MORTGAGES	OTHER NOTES PAYABLE	NOTES PAYABLE - RELATED PARTY	TOTAL
2024	223,680	570,000	-	793,680
2025	234,169	-	-	234,169
2026	247,906	-	-	247,906
2027	260,999	-	-	260,999
2028	263,125	-	-	263,125
Thereafter	8,245,125	-		8,245,125
	$ 9,475,004	$ 570,000	$ -	$ 10,045,004

16. LEASES

The Trust has operating leases for its corporate offices in Phoenix, Arizona and land leased in Albuquerque, New Mexico, and a cable equipment finance lease in Tucson, Arizona. The Trust's corporate office lease includes options to extend or terminate the leases and the Trust includes these options in the lease term when it is reasonably certain to exercise that option. All leases are non-cancelable.

Operating Leases

On August 4, 2017, the Trust entered into a five-year office lease agreement with Northpoint Properties for a commercial office lease at 1730 E Northern Ave, Suite 122, Phoenix, Arizona 85020 commencing on September 1, 2017. Base monthly rent of $4,100 increases 6% on a yearly basis. The Trust also agreed to pay electricity and applicable sales tax. The office lease was renewed in March, 2022 on a month to month basis.

The Trust's Albuquerque Hotel is subject to non-cancelable ground lease. The Albuquerque Hotel non-cancelable ground lease was extended on January 14, 2014 and expires in 2058.

The Trust's Operating Lease costs recognized in the consolidated statement of operations for the year ended January 31, 2023 consist of the following:

	Fiscal Year Ended January 31, 2023
Operating Lease Costs:	
Operating lease cost*	53,940

Supplemental cash flow information is as follows:

	Fiscal Year Ended January 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 85,131
Lease obligations:	
Operating leases, net	$ 2,279,655
Long-term obligations	$ 2,267,645

Weighted average remaining lease terms and discount rates were as follows:

Weighted average remaining lease term (years)	January 31, 2023
Operating leases	35
Weighted average discount rate	4.85%
Operating leases	

Finance Leases

The Company's Tucson Oracle Hotel is subject to non-cancelable cable lease that expires in 2023.

The Trust's Finance Lease costs recognized in the Consolidated Statement of Income for the Fiscal Year ended January 31, 2023 consist of the following:

	Fiscal Year Ended January 31, 2023
Finance Lease Costs:	
Amortization of right-of-use assets	$ 27,749
Interest on lease obligations	1,883

Supplemental cash flow information is as follows:

	Fiscal Year Ended January 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from finance leases	$ 1,493
Lease obligations:	
Finance leases, net	$ 22,877
Long-term obligations	$ 7,718

Weighted average remaining lease terms and discount rates were as follows:

Weighted average remaining lease term (years)	January 31, 2023
Finance leases	1
Weighted average discount rate Finance leases	4.85%

The aggregate future lease payments for Finance Lease Liability as of January 31, 2023 are as follows:

For the Years Ending January 31,	
2024	23,342
Total minimum lease payments	$ 23,342
Less: amount representing interest	465
Total present value of minimum payments	22,877
Less: current portion	$ 15,159
Long term portion of finance lease liability	7,718

The aggregate annual lease obligations at January 31, 2023 are as follows:

Fiscal Year	Operating Leases		Finance Leases
2024	$	134.342	$ 23,342
2025		134.355	
2026		134.367	
2027		134.379	
2028		134.391	
Thereafter		4,127,258	
Total Undiscounted Lease Obligations		4,799,092	23,342
Less Imputed Interest		2,519,437	465
Net Lease Obligations	$	2,279,655	$ 22,877

17. DESCRIPTION OF BENEFICIAL INTERESTS

Holders of the Trust's Shares of Beneficial Interest are entitled to receive dividends when and if declared by the Board of Trustees of the Trust out of funds legally available, therefore. The holders of Shares of Beneficial Interest, upon any liquidation, dissolution or winding-down of the Trust, are entitled to share ratably in any assets remaining after payment in full of all liabilities of the Trust. The Shares of Beneficial Interest possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of Shares of Beneficial Interest do not have cumulative voting rights in the election of Trustees and do not have preemptive rights.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On September 10, 2002, August 18, 2005 and September 10, 2007, the Board of Trustees approved the purchase of up to 350,000 additional Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on January 5, 2009, September 15, 2009 and January 31, 2010, the Board of Trustees approved the purchase of up to 300,000, 250,000 and 350,000, respectively, of additional Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the Trust's equity compensation plans/programs. Additionally, on June 19, 2017, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 750,000 Partnership units and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan.

For the years ended January 31, 2023 and 2022, the Trust repurchased 106,604 and 44,076 Shares of Beneficial Interest at an average price of $2.69 and $2.96 per share, respectively. The average price paid includes brokerage commissions. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and NYSE AMERICAN requirements. The Trust remains authorized to repurchase an additional 266,361 Partnership units and/or Shares of Beneficial Interest pursuant to the publicly announced share repurchase program, which has no expiration date. Repurchased Shares of Beneficial Interest are accounted for as treasury stock in the Trust's Consolidated Statements of Shareholders' Equity.

18. FEDERAL INCOME TAXES

The Trust and subsidiaries have income tax net operating loss carryforwards of approximately $5.4 million at January 31, 2023. In 2005, the Trust had an ownership change within the meaning of Internal Revenue Code Section 382. However, the Trust determined that such ownership change would not have a material impact on the future use of the net operating losses.

The Trust amended the federal and state income tax returns for tax years 2017 and 2018, resulting in a recalculation of the net operating loss carry-forward. The impact of the amended returns are reflected in the below data.

Total and net deferred income tax assets on January 31,

	2023	2022
Net operating loss carryforwards	$ 1,432,100	$ 1,352,000
Bad debt allowance	-	-
Accrued expenses	(1,000)	(2,000)
Syndications	2,923,000	2,923,000
Prepaid insurance	32,159	-
Alternative minimum tax credit	51,000	51,000
Total differed tax asset	4,437,259	4,324,000
Deferred income tax liability associated with book/tax	(1,877,544)	(1,396,860)
Net deferred income tax asset	2,559,715	2,927,140
Valuation Allowance	(2,559,715)	(2,927,140)
	-	-

Income taxes for the year ended January 31,

	2023	2022
Current income tax benefit	(93,497)	(50)
Deferred income tax provision	165,631	321,306
Change in valuation allowance	(165,631)	(321,306)
Net income tax benefit	(93,497)	(50)

The differences between the statutory and effective tax rates are as follows for the year ended January 31, 2023:

	2023	
	Amount	Percent
Federal statutory rates	$ 159,518	21%
State income taxes	(39,615)	5%
Change in valuation allowance	165,600	-22%
True-up in prior year returns	-	0%
Effective Rate	-	4%

The differences between the statutory and effective tax rates are as follows for the year ended January 31, 2022:

	2022	
	Amount	Percent
Federal statutory rates	$ 53,370	-4%
State income taxes	13,254	-1%
Change in valuation allowance	(80,100)	5%
True-up in prior year returns	-	0%
Effective Rate	-	1%

The Trust is taxed as a C-Corporation. The Trust's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Trust has from time to time received various IRS and state tax jurisdiction notices which the Trust is in the process of responding to in which management believes the notices are without merit and expect full remediation of all tax notices. The Trust and subsidiaries have deferred tax assets of $4.3 million which includes cumulative net operating loss carryforwards of $1.4 million and syndications of $2.9 million, and deferred tax liability associated with book/tax differences of $1.8 million as of January 31, 2023. We have evaluated the net deferred tax asset and determined that it is more likely than not we will receive full benefit from the net operating loss carryforwards. Therefore, we have determined a valuation allowance of approximately $2.6 million.

19. OTHER RELATED PARTY TRANSACTIONS

As of January 31, 2023 and January 31, 2022, Mr. Wirth and his affiliates held 2,974,038 Class B Partnership units, which represented 22.51% of the total outstanding Partnership units, respectively. As of January 31, 2023 and January 31, 2022, Mr. Wirth and his affiliates held 6,228,296 and 5,876,683 Shares of Beneficial Interest in the Trust, respectively, which represented 69.12% and 64.72% respectively, of the total issued and outstanding Shares of Beneficial Interest.

As of January 31, 2023 and January 31, 2022, the Trust owned 75.98% of the Partnership. As of January 31, 2023, the Partnership owned a 51.01% interest in the InnSuites® hotel located in Tucson. The Trust also owned a direct 21.50% interest in one InnSuites® hotel located in Albuquerque, New Mexico.

The Trust directly manages the Hotels through the Trust's majority-owned subsidiary, RRF Limited Partnership. Under the management agreements, RRF manages the daily operations of both Trust Hotels. All Trust managed Hotel expenses, revenues and reimbursements among the Trust, and the Partnership have been eliminated in consolidation. The management fees for the Hotels are 5% of room revenue and a monthly accounting fee of $2,000 per hotel. These agreements have no expiration dates but may be cancelled by either party with 30-days written notice, or potentially sooner in the event the property changes ownership.

During the Fiscal Years ended January 31, 2023 and 2022, the Trust paid Berg Investment Advisors $6,000 and $6,000 for additional consultative services rendered by Mr. Marc Berg, the Trust's Executive Vice President.

The Trust employs part time, an immediate family member of Mr. Wirth, Brian James Wirth, who provides part time IT Technology support services to the Trust, receiving a $37,000 annual salary.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the estimated fair values of the Trust's debt instruments, based on rates currently available to the Trust for bank loans with similar terms and average maturities, and the associated carrying value recognized in the consolidated balance sheets at January 31, 2023 and 2022:

| | 2023 | | 2022 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage Notes Payable	$ 9,584,449	$ 3,408,024	$ 5,757,302	$ 3,408,024
Other Notes Payable	$ 570,000	$ 570,000	$ 571,187	$ 571,187
Notes Payable - Related Party	$ -	$ -	$ 977,547	$ 977,547

21. SUPPLEMENTAL CASH FLOW DISCLOSURES

	2023	**2022**
Cash Paid for Interest	$ 465,000	$ 374,000
Notes Payable	$ 46,000	$ 10,000

22. COMMITMENTS AND CONTINGENCIES

Restricted Cash:

The Trust is obligated under a loan agreement relating to the Tucson Oracle property to deposit 4% of the individual hotel's room revenue into an escrow account to be used for capital expenditures. The escrow funds applicable to the Tucson Oracle property for which a mortgage lender escrow exists is reported on the Trust's Consolidated Balance Sheet as "Restricted Cash." Since a $0 cash balance existed in Restricted Cash for the Fiscal Years 2023 and 2022, Restricted Cash line was omitted on the Trust's Consolidated Balance Sheet.

Membership Agreements:

InnSuites Hotels has entered into membership agreements with Best Western International, Inc. ("Best Western") for both hotel properties. In exchange for use of the Best Western name, trademark and reservation system, all Hotels pay fees to Best Western based on reservations received through the use of the Best Western reservation system and the number of available suites at the Hotels. The agreements with Best Western have no specific expiration terms and may be cancelled by either party. Best Western requires that the hotels meet certain requirements for room quality, and the Hotels are subject to removal from its reservation system if these requirements are not met. The Hotels with third-party membership agreements received significant reservations through the Best Western reservation system. Under these arrangements, fees paid for membership fees and reservations were approximately $173,00 and $160,000 for the Fiscal Years ended January 31, 2023 and 2022, respectively. These costs include fees for the Albuquerque and Tucson hotels in 2022. These fees are included in room operating expenses on the consolidated statements of operations for Albuquerque and Tucson.

Litigation:

The Trust is involved from time to time in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Trust's unaudited condensed consolidated financial position, results of operations or liquidity.

The nature of the operations of the Hotels exposes them to risks of claims and litigation in the normal course of their business. Although the outcome of these matters cannot be determined and is covered by insurance, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the unaudited condensed consolidated financial position, results of operations or liquidity of the Trust.

Indemnification:

The Trust has entered into indemnification agreements with all of our executive officers and Trustees. The agreements provide for indemnification against all liabilities and expenses reasonably incurred by an officer or Trustee in connection with the defense or disposition of any suit or other proceeding, in which he or she may be involved or with which he or she may be threatened, while in office or thereafter, because of his or her position at the Trust. There is no indemnification for any matter as to which an officer or Trustee is adjudicated to have acted in bad faith, with willful misconduct or reckless disregard of his or her duties, with gross negligence, or not in good faith in the reasonable belief that his or her action was in the Trust's best interests. These agreements require the Trust, among other things, to indemnify the director or officer against specified expenses and liabilities, such as attorneys' fees, judgments, fines and settlements, paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as our director or officer, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by us. The Trust may advance payments in connection with indemnification under the agreements. The level of indemnification is to the full extent of the net equity based on appraised and/or market value of the Trust. Historically, the Trust has not incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities in the accompanying consolidated balance sheets.

23. SHARE-BASED PAYMENTS

The Trust compensates its three independent non-employee Trustees for their services through grants of restricted Shares. The aggregate grant date fair value of these Shares was $37,440. These restricted 18,000 shares, (6,000 each to the three Independent Trustees), vest in equal monthly amounts during Fiscal Year 2024.

On May 31, 2022, the Trust's Board of Trustees approved a grant to issue Officers, Trustees, and Key Employees totaling 38,000 fully paid IHT restricted shares. The aggregate grant date fair value of these Shares was approximately $79,040. These shares partially vested on December 31, 2022, and May 31, 2023, in two equal amounts.

In addition, 3,000 IHT Restricted Shares were issued to each of the Trust's three accountants, and 2,000 restricted IHT Shares to each of the three IHT employees. The shares were fully vested at January 31, 2023.

See Note 2 – "Summary of Significant Accounting Policies" for information related to grants of restricted shares under "Stock-Based Compensation."

24. COVID-19 DISCLOSURE

COVID-19 had a material detrimental impact on our business, financial results and liquidity, in Fiscal Year 2021, ended January 31, 2021.

COVID-19 and its consequences had dramatically reduced travel and demand for hotel rooms, in Fiscal Year 2021. We believe that lodging demand and revenue level have now significantly recovered.

In Fiscal Year 2022, ended January 31, 2022, COVID-19 had shrinking impact on our business, financial results and liquidity. Fiscal Year 2023, starting February 1, 2022 and ending January 31, 2023, showed a significant strong rebound and encouraging progress, with signs of future additional recovery completed. The start of Fiscal Year 2024, starting February 1, 2023 and ending January 31, 2024, has shown no ill effects from the pandemic whatsoever.

COVID-19 and its consequences previously reduced travel and demand for hotel rooms, which previously had an impact our business, operations, and financial results. We believe that lodging demand and revenue level is rebounding and close to fully recovery. The extent to which COVID-19 currently impacts our business, operations, and financial results, including the duration and magnitude of such effects, is diminished. The negative impact COVID-19 had on global and regional economies and economic activity, including the duration and magnitude of its impact on consumer discretionary spending has been reduced significantly, and its short and longer-term impact on the demand for travel, transient and group business, and levels of consumer confidence is no longer considered a major factor for Fiscal Year 2024, (February 1, 2023 to January 31, 2024).

25. OCCUPANCY TAX LIABILITY REVERSAL

Sales and occupancy tax expenses decreased approximately $798,000, to $0 for the twelve months ended January 31, 2023 from approximately $798,000 for the twelve months ended January 31, 2022. This represents a reversal of liability arising from an occupancy tax discrepancy generated from our Tucson Oracle and Albuquerque hotels from prior periods, as the liabilities had been assumed by a related party. These additional amounts were due for Hotel sales and occupancy expenses owed by hotel guests that were erroneously not collected at the time of stay, nor remitted to the respective states accordingly, and are not expected to be recurring, since the Trust collects and remits all necessary occupancy taxes to the state monthly. The related party was responsible for these liabilities initially and they were never owed by either Hotel property.

No additional assessments have transpired since September 2020. Management has assessed the materiality of the discrepancy on prior reported periods and has concluded it is qualitatively immaterial to the readers of our Consolidated Financial Statements.

26. EMPLOYEE RETENTION TAX CREDIT

The Trust has participated in the Economic Relief Act through a Tax Credit allowed for Entities that suffered financial hardship during the Covid-19 Pandemic, under the CARES (The Coronavirus Aid, Relief, and Economic Security) Act (2020), and The Consolidated Appropriations Act (2021). Both provided fast and direct economic assistance for American workers, families, small businesses, and industries, by the U.S. Department of the Treasury along with Congress. This Credit was available for all qualified Entities impacted by the Virus and who paid Employment Taxes, while trying to remain solvent and viable. It is a fully refundable tax credit for Eligible Employers that paid employees to carry on a trade or business that was partially or fully suspended during any calendar year 2020; or that experienced significant decline in gross receipts during any calendar quarter in 2020, due to COVID-19.

As a result of both legislative acts, the Trust will be receiving a substantial amount in a combination of Employment Tax Refunds and Credits, for the two calendar years 2020, and 2021, respectively. As a result, the Trust conservatively placed an amount equal to approximately 12% of this total as a Tax Credit Receivable and Tax Refund on the Balance Sheet and Income statement, respectively, for the Fiscal Years ended January 31, 2023 and 2022, respectively. The Trust has further conservatively recognized an additional 12% each Fiscal Quarter, approximately, of the total anticipated Tax Credit receivable for the Quarter ended January 31, 2023.

27. SUBSEQUENT EVENTS

The Trust intends to maintain its current conservative dividend policy. The Trust currently is, and has, been paying two semi-annual dividends each Fiscal Year totaling $0.02 per share per Fiscal Year. In the Fiscal Years ended January 31, 2023 and 2022, the Trust paid dividends of $0.01 per share per share in each of the second and the fourth quarters. The Trust has paid dividends each Fiscal Year since its inception in 1971. The Trust paid the scheduled semi-annual $0.01 dividend payable on July 29, 2022, as well as February 1, 2023, and is once again anticipated for July 31, 2023.

The Trust's Management received communication from the NYSE-American on August 29, 2022, indicating IHT is fully compliant with all of the Continued Listing Standards Equity Requirements set forth in Part 10 of the NYSE American Company Guide, of the NYSE-American.

Subsequent to the Fiscal Year ended January 31, 2023 the Trust repurchased 622 Shares of Beneficial Interest on the open market for a total cash repurchase price of approximately $1,029.

Hotel Operation results of the Albuquerque Hotel and the Tucson Hotel both achieved record results for the Fiscal Year ended January 31, 2023. Increased record results are expected for the two hotels, during the Fiscal Year 2024, ending January 31, 2024. IHT reported a strong annual improvement of results in Fiscal Year 2023, (February 1, 2022, to January 31, 2023), with Net Income Attributable to Controlling Interests doubling, increasing by 106%, to $523,171 as compared to $254,144. Earnings Per Share based on this Net Income Attributable to Controlling Interest amount was $0.06, also more than doubling, up $0.03 from the prior year of $0.03. Total Revenues increased to approximately $7.5 million, which is an approximate increase of 11% from the same prior Fiscal Year total of $6.7 million. Consolidated Net Income before non-cash depreciation expense was $1,439,437 for the Fiscal Year ended January 31, 2023. IHT hotel operations are contributing to a solid start in the 2024 Fiscal First Quarter, with both the Tucson Hotel and Albuquerque Hotel achieving record results for the combined months of February, March, and April 2023 of the current Fiscal Year. These are all positive signs for InnSuites, as progress continues heading in the right direction as the Travel Industry, and InnSuites Hospitality Trust (IHT) specifically, continue to rebound and thrive.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Based on this evaluation, our Chief Executive Officer (CEO), and our Chief Financial Officer (CFO), concluded that our disclosure controls and procedures were fully effective as of January 31, 2023.

Our management, including our CEO and CFO, do not expect that our disclosure controls and procedures or our internal controls will prevent all error or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Trust's Chief Executive Officer and Chief Financial Officer and effected by the Trust's Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Assessment of Internal Control over Financial Reporting

Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013). Based on management's assessment, management concluded our internal control over financial reporting was fully effective as of January 31, 2023.

Management's Remediation Initiatives

In an effort to remediate past deficiencies and enhance the Trust's internal control over financial reporting, the Trust previously increased its technical accounting expertise by hiring a new Chief Financial Officer, and in Fiscal 2023 a Corporate Assistant Controller, and Two Staff Accountants to assist with the Trust's technical accounting and internal control issues. The CFO has extensive public company reporting experience, to further assist with the Trust's technical accounting and internal controls.

We need to take appropriate and reasonable additional steps to make necessary improvements to our Accounting staff and internal control over financial reporting, which will require management to support the hiring and training of sufficient personnel with appropriate training and expertise in accounting principles generally accepted in the United States. This increase to staffing and training has and will allow us to make the necessary improvements, including:

- Continuing to improve the control environment through (i) being staffed with sufficient number of personnel to address segregation of duties issues, ineffective controls and to perform control monitoring activities, (ii) increasing the level of GAAP knowledge by retaining additional technical accountants, (iii) implementing formal process to account for non-standard transactions, and (iv) implementing and formalizing management oversight of financial reporting at regular intervals;

- Continuing to update the documentation of our internal control processes, including implementing formal risk assessment processes and entity level controls;

- Implementing control activities that address relevant risks and assure that all transactions are subject to such control activities; Ensure systems that impact financial information and disclosures have effective information technology controls;

- Implementing plan to increase oversight and review of ad hoc spreadsheets while also working to reduce their use;

- We are in the process of further enhancing the supervisory procedures to include additional levels of analysis and quality control reviews within the accounting and financial reporting functions; and

- IHT previously filled the previously vacant position of Chief Financial Officer (CFO), to assist with the Trust's internal controls oversight.

- IHT created and filled the position of Assistant Controller, to further assist with the Trust's internal controls oversight, and process accounting.

We believe that the remediation measures described above have and will continue to strengthen our internal control over financial reporting and remediate any material weaknesses that may be identified. These remediation efforts were implemented throughout Fiscal Year 2023. Additional strengthening is expected in the current Fiscal Year 2024, as well.

Despite the deficiencies reported above, our management believes that our financial statements included in this Annual Report on Form 10-K for the Fiscal Year ended January 31, 2023 fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our most recently completed Fiscal quarter ended January 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We had significant turnover in our accounting department over the last 24 months, with the several new additions aforementioned above. These new additions should assist with the Trust's stability, technical accounting, and internal control issues.

Item 9B. <u>OTHER INFORMATION</u>

None.

PART III

Item 10. <u>TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE</u>

Trustees and Executive Officers

The following table sets forth information about our Trustees and executive officers. The information concerning our Trustees and executive officers set forth below is based in part on information received from the respective Trustees and executive officers and in part on our records. The information below sets forth the name, age, term of office, outside directorships and principal business experience for each Trustee and executive officer of the Trust and includes the specific experience, qualifications, attributes, and skills that led to the conclusion that each Trustee should serve on our Board of Trustees, in light of the Trust's business and structure.

Name	Principal Occupations During Past Five Years, Age as of May 1, 2023 and Directorships Held	Trustee Since
Trustees Whose Terms Expire in 2023		
Steven S. Robson **(1)(2)(3)(5)**	Owner of Scott Homes, residential real estate developers. Age: 66. Mr. Robson has strategic leadership and residential real estate development experience as well as experience in negotiating complex transactions and maintaining mission, vision and values. In addition, Mr. Robson has served on our Board since 1998.	June 16, 1998
Trustees Whose Terms Expire in 2024		
Marc E. Berg	Vice Chairman, Executive Vice President, Secretary and Treasurer of the Trust since January 30, 1998. Vice President – Acquisitions and Dispositions of the Trust since December 16, 1998. Prior to InnSuites, Mr. Berg was a wealth manager at Valley National Bank where his portfolio consisted of over half a billion dollars in equities, bonds and fixed income securities. Mr. Berg also worked at Young, Smith and Peacock, an investment banking firm, in public finance. Mr. Berg has been qualified as a Registered Investment Advisor with the SEC and holds both an MBA (Finance) degree from the WP Carey Business School at Arizona State University as well as a Masters in International Management from the Thunderbird Graduate School of International Management. His undergraduate degree was a BSBA from American University in Washington, D.C. Mr. Berg has in-depth familiarity with the operations of the Trust and extensive experience in finance, property acquisitions, and dispositions. In addition, Mr. Berg has served on our Board since 1998. Age: 71.	January 30, 1998
Jessie Ronnie ("JR") Chase **(1)(2)(3)(6)**	Owner of Park Avenue Investments, a real estate investment firm since 2000. From 1993 – 2003, Mr. Chase provided investor and management expertise to the Trust. With over 35 years of real estate investment and hospitality experience, including experience managing a variety of real estate assets, Mr. Chase brings to our Board wide-ranging and in-depth experience in hotel management companies, technology and operations. Age: 73.	December 22, 2015

Trustees Whose Terms Expire in 2025

James F. Wirth	Chairman and Chief Executive Officer of the Trust since January 30, 1998, also serving as President of the Trust from 1998 to 2012, and since 2016. Manager and primary owner (together with his family affiliates) of Rare Earth Financial, L.L.C. and affiliated entities, owners and operators of hotels, since 1980. Age: 77. Mr. Wirth has significant real estate and hotel industry experience, including Division President of Ramada Hotels, Inc., and extensive experience with the Trust. He holds a B.S. in Economics and Mathematics from the University of Arizona, Eller School of Business. He holds an MBA from Carnegie Mellon University, Tepper School of Business. Mr. Wirth has a significant investment in our Shares, which we believe provides him with a strong incentive to advance shareholder interests. In addition, Mr. Wirth has served on our Board for more than 25 years.	January 30, 1998
Leslie (Les) T. Kutasi (1)(2)(3)(4)	Chairman of the Audit Committee, as well as Founder and President of Trend-Tex International, a multi-line textile sales and marketing company. In 1996, Mr. Kutasi founded Pacesetter Fabrics, LLC, a start-up textile importer and converter, and served as its Chief Executive Officer until 2000. Prior to that, he served as President of California Textile Sales from 1990 to 1996. Mr. Kutasi has been a member of Young Presidents Organization Inc. (Arizona) since 2006. Age: 72. Mr. Kutasi has more than 35 years of residential real estate and investment experience that is valuable to our Board.	January 31, 2013

1 Member of the Audit Committee.
2 Member of the Compensation Committee.
3 Member of the Governance and Nominating Committee.
4 Chair of the Audit Committee.
5 Chair of the Compensation Committee.
6 Chair of the Governance and Nominating Committee.

Other Executive Officers

Sylvin Lange	Chief Financial Officer, and Principal Accounting Officer of the Trust since September, 2020. Mr. Lange previously served as an Independent Consultant until becoming CFO. Prior to joining the Trust, Mr. Lange was an Independent Consultant providing Financial Analysis, Auditing, Tax Assistance and Advice, Regulatory Supervision, Financial Reporting Guidance, and Overall Accounting Direction; providing overall financial and operational consulting and support, to a variety of business enterprises. He has over 25 years of experience in finance, accounting, tax, auditing, and management. Mr. Lange holds a bachelor's degree in Business Administration with a Concentration in Accounting from California State University. He has served in steadily increasing roles of responsibility, including within the leadership and management teams at both US Airways, and JDA Software previously. Age: 50.

We request that all of our Trustees attend our Annual Meetings of Shareholders. Board attendance was high, for each of the meetings held by the Board of Trustees and the Committees during Fiscal Year 2023. In addition, the independent Trustees are required to meet at least annually in executive session without the presence of non-independent Trustees and management.

Trustee Nominations and Qualifications

The Governance and Nominating Committee expects to identify nominees to serve as our Trustees primarily by accepting and considering the suggestions and nominee recommendations made by members of the Board of Trustees and our management and shareholders. Nominees for Trustees are evaluated based on their character, judgment, independence, financial or business acumen, diversity of experience, ability to represent and act on behalf of all of our shareholders, and the needs of the Board of Trustees. In accordance with its charter, the Governance and Nominating Committee discusses diversity of experience as one of many factors in identifying nominees for Trustee, but does not have a policy of assessing diversity with respect to any particular qualities or attributes. All of the current Trustees are men, due to the departure of one woman and the reduction of Board size to five, during fiscal 2019. The Governance and Nominating Committee has not identified any specific attributes that the Committee would desire to diversify on the Board. In general, before evaluating any nominee, the Governance and Nominating Committee first determines the need for additional Trustees to fill vacancies or expand the size of the Board of Trustees and the likelihood that a nominee can satisfy the evaluation criteria. The Governance and Nominating Committee would expect to re-nominate incumbent Trustees who have served well on the Board of Trustees and express an interest in continuing to serve. Our Board of Trustees is satisfied that the backgrounds and qualifications of our Trustees, considered as a group, provide a mix of experience, knowledge and abilities that allows our Board to fulfill its responsibilities.

The Governance and Nominating Committee will consider shareholder recommendations for Trustee nominees. A shareholder who wishes to suggest a Trustee nominee for consideration by the Governance and Nominating Committee should send a resume of the nominee's business experience and background to Mr. Ronnie Chase, Chairperson of the Governance and Nominating Committee, InnSuites Hospitality Trust, 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020. The mailing envelope and letter must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board of Trustees Nominee."

Leadership Structure of the Board of Trustees

Mr. Wirth, our Chief Executive Officer, currently serves as Chairman of the Board. Our Second Amended and Restated Declaration of Trust, as amended, provides that the Trustees shall annually elect a Chairman who shall be the principal officer of the Trust. Mr. Wirth has served as Chairman of our Board of Trustees and our Chief Executive Officer since January 30, 1998. Our Board of Trustees has determined that the Trust has been well-served by this structure of combined Chairman and Chief Executive Officer positions and that this structure facilitates strong and clear leadership, with a single person setting the tone of the organization and having the ultimate responsibility for all of the Trust's operating and strategic functions, thus providing unified leadership and direction for the Board of Trustees and the Trust's executive management. Our Chairman founded the InnSuites Hospitality system in 1980, and also has a significant investment in our Shares, which we believe provides him with a strong incentive to advance shareholder interests.

The Trust does not have a lead independent Trustee but receives strong leadership from all of its members. Our Board Committees consist of three independent Trustee members, and our independent Trustees meet at least annually in executive session without the presence of non-independent Trustees and management. In addition, our Trustees take active and substantial roles in the activities of our Board of Trustees at the full Board meetings. Our Trustees are able to propose items for Board meeting agendas, and the Board's meetings include time for discussion of items not on the formal agenda. Our Board believes that this open structure, as compared to a system in which there is a designated lead independent trustee, facilitates a greater sense of responsibility among our Trustees and facilitates active and effective oversight by the independent Trustees of the Trust's operations and strategic initiatives, including any risks.

The Board's Role in Risk Oversight

Our management devotes significant attention to risk management, and our Board of Trustees is engaged in the oversight of this activity, both at the full Board and at the Board Committee level. The Board's role in risk oversight does not affect the Board's leadership structure. However, our Board's leadership structure supports such risk oversight by combining the Chairman position with the Chief Executive Officer position (the person with primary corporate responsibility for risk management).

Our Board's role in the Trust's risk oversight process includes receiving reports from members of senior management on areas of material risk to the Trust, including operational, financial, legal, and regulatory and strategic risks. The Board of Trustees requires management to report to the full Board (or an appropriate Committee) on a variety of matters at regular meetings of the Board and on an as-needed basis, including the performance and operations of the Trust and other matters relating to risk management. The Audit Committee also receives regular reports from the Trust's independent registered public accounting firm on internal control and financial reporting matters. In addition, pursuant to its charter, the Audit Committee is tasked with reviewing with the Trust's counsel major litigation risks as well as compliance with applicable laws and regulations, discussing with management its procedures for monitoring compliance with the Trust's code of conduct, and discussing significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. These reviews are conducted in conjunction with the Board's risk oversight function and enable the Board to review and assess any material risks facing the Trust.

Our Board also works to oversee risk through its consideration and authorization of significant matters, such as major strategic, operational, and financial initiatives and its oversight of management's implementation of those initiatives. The Board periodically reviews with management its strategies, techniques, policies, and procedures designed to manage these risks. Under the overall supervision of our Board, management has implemented a variety of processes, procedures, and controls to address these risks.

Communications with the Board of Trustees

Shareholders and other interested parties who wish to communicate with the Board of Trustees or any individual member thereof may do so by writing to the Secretary, InnSuites Hospitality Trust, 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020. The mailing envelope and letter must contain a clear notation indicating that the enclosed letter is an "Interested Party-Board of Trustees Communication." The Secretary will review all such correspondence and regularly forward to the Board of Trustees a log and summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the Board of Trustees or Committees thereof or that he otherwise determines requires their attention. Trustees may at any time review a log of all correspondence received by us that is addressed to members of the Board of Trustees and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our accounting department and handled in accordance with procedures established by the Audit Committee for such matters.

Date of 2023 Annual Meeting of Shareholders and Shareholder Proposals

We expect that the 2023 Annual Meeting will be held in August, 2023. Therefore, the deadline for submitting shareholder proposals for inclusion in our proxy statement and form of proxy for the 2023 Annual Meeting will be on or before July 1, 2023, which we believe is a reasonable deadline for submission before we begin the printing and mailing of our proxy materials for the 2023 Annual Meeting. A shareholder who wishes to present a proposal at the 2023 Annual Meeting but does not wish to have that proposal included in our proxy statement and form of proxy relating to that meeting, will need to notify us of the proposal before July 1, 2023. When the date for the 2023 Annual Meeting is set, we will announce updated shareholder proposal deadlines. If notice of the proposal is not received by us by that date, then the proposal will be deemed untimely, and we will have the right to exercise discretionary voting authority and vote proxies returned to us with respect to that proposal.

Shareholders should submit their proposals to InnSuites Hospitality Trust, 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020, Attention: Mr. Marc Berg, Secretary.

Audit Committee Information and Audit Committee Financial Expert

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent auditors, including reviewing the scope and results of audit and non-audit services. The Audit Committee also reviews internal accounting controls and assesses the independence of our auditors. In addition, the Audit Committee has established procedures for the receipt, retention and treatment of any complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by our employees of any concerns regarding accounting or auditing matters. The Audit Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties. The Audit Committee met four (4) times during Fiscal Year 2023.

All members of the Audit Committee are "independent," as such term is defined by the SEC's rules and the NYSE American listing standards. The Board of Trustees has determined that Mr. Kutasi, a member of our Audit Committee, qualifies as an "audit committee financial expert" under applicable SEC rules. We have posted our Amended and

Restated Audit Committee Charter on our Internet website at www.innsuitestrust.com. Information on our website is not part of this Amendment.

Audit Committee Report

The Audit Committee of the Board of Trustees has reviewed and discussed the audited consolidated financial statements included in the Trust's Annual Report on Form 10-K for the Fiscal Years ended January 31, 2023 and 2022 with the management of the Trust. In addition, the Audit Committee has discussed with BF Borgers CPA PC ("BF Borgers"), the independent registered public accounting firm of the Trust, the matters required to be discussed under Public Company Accounting Oversight Board Auditing Standard No. 1301, *Communications with Audit Committees*. The Audit Committee has also received and reviewed the written disclosures and the letter from BF Borgers required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with BF Borgers its independence from the Trust, including the compatibility of any non-audit services with BF Borgers's independence. The Audit Committee has also pre-approved the fees to be charged to the Trust by its independent auditors for audit services.

Based on the foregoing, the Audit Committee recommended that such audited consolidated financial statements be included in the Trust's Annual Report for the Fiscal Year ended January 31, 2023.

> *By the Audit Committee of the Board of Trustees:*
>
> *Les T. Kutasi, Chairman*
> *Steven S. Robson*
> *Ronnie Chase*

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions. We have posted our Code of Ethics for Senior Financial Officers on our website at www.innsuitestrust.com. We intend to satisfy all SEC and NYSE AMERICAN disclosure requirements regarding any amendment to, or waiver of, the Code of Ethics relating to our Chief Executive Officer and Chief Financial Officer and persons performing similar functions, by posting such information on our website unless the NYSE AMERICAN requires a Form 8-K. In addition, we have adopted a Code of Conduct and Ethics that applies to all of our employees, officers and Trustees. It is also available on our website at www.innsuitestrust.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our Trustees, executive officers, and beneficial holders of more than 10% of our Shares to file with the SEC initial reports of ownership and reports of subsequent changes in ownership. The SEC has established specific due dates for these reports, and we are required to disclose any late filings or failures to file during the last Fiscal Year.

Based solely on our review of the copies of such forms (and amendments thereto) furnished to us and written representations from reporting persons that no additional reports were required, we believe that all our Trustees, executive officers, and holders of more than 10% of the Shares complied with all Section 16(a) filing requirements during the Fiscal Year ended January 31, 2023, except as set forth above.

Item 11. <u>EXECUTIVE COMPENSATION</u>

Executive Compensation Overview

The following overview relates to the compensation of our executive officers listed in the Summary Compensation Table set forth below during Fiscal Year 2023. Our executive officers are James F. Wirth, Chairman of the Board, President and Chief Executive Officer, Marc E. Berg, Vice Chairman, Executive Vice President, Secretary, and Treasurer, and Sylvin Lange, Chief Financial Officer, (referred to below as our "***executive officers***").

Overview of the Compensation Committee

The Compensation Committee of the Board of Trustees currently consists of three independent Trustees. The Committee sets the principles and strategies that serve to guide the design of the compensation programs for our executive officers. The Committee annually evaluates the performance of our executive officers. Taking into consideration the factors set forth below, the Committee then approves their compensation levels, including any bonuses. The Committee does not use an independent compensation consultant to assist it with its responsibilities. The Committee does consider input from the Chief Executive Officer when determining compensation for the other executive officers.

Compensation Philosophy and Objectives

Under the supervision of the Compensation Committee, we have developed and implemented compensation policies, plans and programs that seek to enhance our ability to recruit and retain qualified management and other personnel. In developing and implementing compensation policies and procedures, the Compensation Committee seeks to provide rewards for the long-term value of an individual's contribution to the Trust. The Compensation Committee seeks to develop policies and procedures that offer both recurring and non-recurring, and both financial and non-financial, incentives.

Compensation for our executive officers has two main monetary components, salary, and bonus, as well as a benefits component. A base salary is a fixed compensation component subject to annual adjustment and review, if appropriate, that is designed to attract, retain, and motivate our executive officers and to align their compensation with market practices. As discussed below, for Fiscal Year 2023, the bonus component consisted of cash bonuses that were intended to incentivize performance, as described below.

Our compensation program does not rely to any significant extent on broad-based benefits or prerequisites. The benefits offered to our executive officers are those that are offered to all of our full-time employees. We do not offer our executive officers any prerequisites.

Our management and the Compensation Committee work in a cooperative fashion. Management advises the Compensation Committee on compensation developments, compensation packages and our overall compensation program. The Compensation Committee then reviews, modifies, if necessary, and approves the compensation packages for our executive officers.

Elements of Compensation

In setting the compensation for each executive officer, the Compensation Committee considers (i) the responsibility and authority of each position relative to other positions within the Trust, (ii) the individual performance of each executive officer, (iii) the experience and skills of the executive officer, and (iv) the importance of the executive officer to the Trust.

Base Salary

We pay base salaries to our executive officers in order to provide a level of assured compensation reflecting an estimate of the value in the employment market of the executive officer's skills, the demands of his or her position and the relative size of the Trust. In establishing base salaries for our executive officers, the Compensation Committee considers our overall performance and the performance of each individual executive officer, as well as market forces and other general factors believed to be relevant, including time between salary increases, promotion, expansion of responsibilities, advancement potential, and the execution of special or difficult projects. Additionally, the Compensation Committee takes into account the relative salaries of the executive officers and determines what it believes are appropriate compensation level distinctions between and among the executive officers, including between the Chief Executive Officer and the Chief Financial Officer and among the other executive officers. Although the Compensation Committee considers our financial performance, there is no specific relationship between achieving, or failing to achieve, budgeted estimates, the performance of our Shares or our financial performance and the annual salaries determined by the Compensation Committee for any of our executive officers. No specific weight is attributed to any of the factors considered by the Compensation Committee; the Compensation Committee considers all factors and makes a subjective determination based upon the experience of its members and the recommendations of our management.

As Mr. Wirth holds a significant ownership stake in the Trust, the Compensation Committee did not increase his salary or provide him with additional incentives. Based upon a review of Mr. Wirth's performance and upon the recommendation of the Compensation Committee, for Fiscal Years 2023 and 2022, Mr. Wirth's annual base salary remained set at $153,060. The Compensation Committee did not rely on any particular set of financial or non-financial factors, measures or criteria when determining the compensation offered to Mr. Wirth. The Compensation Committee did consider Mr. Wirth's substantial Share ownership when setting his base salary.

Cash and Equity Bonuses

Fiscal 2023 Bonuses

Fiscal 2023 – Full Year Cash and Equity Bonus Program

On January 29, 2019, the Compensation Committee adopted an incentive bonus program for the Executives for the full Fiscal Year ended January 31, 2023 (the "2019 Fiscal Year Bonus Program"). Under the 2019 Fiscal Year Bonus Program, an Executive will be entitled to receive a bonus, upon the achievement by the Executive of performance-based on objectives which was based on exceeding budgeted revenues and net income in hotel operations.

Fiscal 2023 - Performance-Based Cash Bonuses

Our executive officers are eligible to receive cash bonuses under the General Manager Bonus Plan equal to 15% of the aggregate cash bonuses received by the general managers of all of our hotels, regardless of region. The general managers receive a bonus based on the achievement of budgeted gross operating profit (total revenues less operating expenses) ("GOP") at their hotel on a quarterly and annual basis. Under the plan, if the hotel's actual quarterly and annual GOP exceeds the budgeted GOP, each general manager is eligible for a potential maximum annual bonus of $20,000, consisting of a potential maximum quarterly bonus of $2,000 per quarter, ($8,000 per year), and a potential maximum year-end bonus of $11,000, a risk management bonus of $1,000 and a discretionary excellent property inspection bonus up to $1,000.

Quarterly General Manager GOP Bonus Potential:

Percentage of Budgeted Quarterly GOP Achieved	Cash Bonus
Less than 95%	$ 0
95%	$ 500
98%	$ 1,000
102%	$ 1,500
106% or more	$ 2,000

Year-End General Manager GOP Bonus Potential:

Percentage of Budgeted Annual GOP Achieved	Cash Bonus
Less than 95%	$ 0
95%	$ 1,000
98%	$ 2,000
102%	$ 5,000
106%	$ 9,000
108% or more	$ 11,000

The general manager aggregate cash bonuses for Fiscal Year 2023 were as follows:

Period		GM Aggregate Cash Bonus
First Quarter – Fiscal Year 2023	$	4,000
Second Quarter – Fiscal Year 2023	$	4,000
Third Quarter – Fiscal Year 2023	$	2,500
Fourth Quarter – Fiscal Year 2023	$	3,500
Year End – Fiscal Year 2023	$	12,000

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life insurance and a 401(k) plan. We also have a mandatory matching contribution for our 401(k) plan. We do not have a pension plan. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as our other employees. See Note 23 – "Share Based Payments and Stock Options" for additional information about our Stock Options.

Fiscal Year 2023 Summary Compensation Table

The table below shows individual compensation information paid to our executive officers for our Fiscal Years ended January 31, 2023 and 2022:

Name and Principal Position (1)	Fiscal Year	Salary ($)	Discretionary Bonus ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(1)(2)	Total ($)
James F. Wirth,	2022	153,060		2,245		155,275
Chief Executive Officer	2023	153,060		4,629		157,689
Sylvin R. Lange,	2022	79,735		7,575	900	88,210
Chief Financial Officer	2023	97,375		5,475	1,125	103,975
Marc E. Berg,	2022	67,134	22,500	7,484	1,200	98,318
Executive Vice President	2023	67,134		4,629	1,200	72,963

(1) Matching contributions made under our 401(k) plan to our executive officers with a maximum of $500 per calendar year are included in all other compensation.

(2) In addition to the employer 401(k) match provided to all eligible Trust employees, Mr. Berg through his Berg Investment Advisors company was compensated $6,000 for additional consultative services rendered by Mr. Marc Berg, the Trust's Executive Vice President. Mr. Berg, and Mr. Lange receive a monthly travel expense reimbursement of $100. For the Fiscal Year ending January 31, 2023, Mr. Berg, and Mr. Lange received $1,200, and $1,125 respectively in expense reimbursement. For the Fiscal Year ending January 31, 2022, Mr. Berg, and Mr. Lange received $1,200, and $900, respectively.

(3) For the Fiscal Year ending January 31, 2021 Mr. Berg received a discretionary bonus approved by the Compensation Committee team of $30,000, related to his efforts resulting in the sale of the Tempe Hotel, an affiliate of the Trust, of which $7,500 was paid during the Fiscal Year ended January 31, 2021. The balance of $22,500, was paid during the Fiscal Year ended January 31, 2022.

(4) During Fiscal Year ending January 31, 2023 Mr. Wirth, Mr. Berg, and Mr. Lange received Non-Equity Incentive Plan Compensation consisting of Fiscal 2023 – Performance Based Cash Bonuses of $4,629, $4,629, and $5,475, respectively. During Fiscal Year ending January 31, 2022 Mr. Wirth, Mr. Berg, and Mr. Lange received Non-Equity

Incentive Plan Compensation consisting of Fiscal 2022 – Performance Based Cash Bonuses of $2,245, $7,484, and $7,575, respectively.

During Fiscal Year 2023 and 2022, we did grant other equity-based awards. None of our executive officers owned any stock options, or had any outstanding unvested Shares, as of January 31, 2023 and 2022. Consistent with ASC 718-10-55-10, compensation cost associated with issuance of these options has not been recognized as shareholder approval is not perfunctory. For stock option grants additional information about our stock option plan, see Note 23 to our Consolidated Financial Statements - "Stock Options."

Additionally, refer Note 23 of our Consolidated Financial Statements - Share Based Payments, and the section on Fiscal Year 2023 Trustee Compensation, contained in Item11, for information on shares issued to our independent trustees from shareholder equity.

Indemnification Agreements

We have entered into indemnification agreements with all of our executive officers and Trustees. The agreements provide for indemnification against all liabilities and expenses reasonably incurred by an officer or Trustee in connection with the defense or disposition of any suit or other proceeding, in which he or she may be involved or with which he or she may be threatened, while in office or thereafter, because of his or her position at the Trust. There is no indemnification for any matter as to which an officer or Trustee is adjudicated to have acted in bad faith, with willful misconduct or reckless disregard of his or her duties, with gross negligence, or not in good faith in the reasonable belief that his or her action was in our best interests. We may advance payments in connection with indemnification under the agreements. The level of indemnification is to the full extent of the net equity based on appraised and/or market value of the Trust.

Potential Payments Upon Change in Control

We do not have employment agreements with our executive officers. However, our 2017 Equity Incentive Plan (the "*2017 Plan*") provides that the Compensation Committee of the Board of Trustees, in its sole discretion, may take such actions, if any, as it deems necessary or desirable with respect to any award that is outstanding as of the date of the consummation of the change in control. Such actions may include, without limitation: (a) the acceleration of the vesting, settlement and/or exercisability of an award; (b) the payment of a cash amount in exchange for the cancellation of an award; (c) the cancellation of stock options and/or SARs without payment therefor if the fair market value of a share on the date of the change in control does not exceed the exercise price per share of the applicable award; and/or (d) the issuance of substitute awards that substantially preserve the value, rights and benefits of any affected awards.

For purposes of the 2017 Plan, subject to exceptions set forth in the 2017 Plan, a "change in control" generally includes (a) the acquisition of more than 50% of the Trust's Shares; (b) the incumbent board of trustees ceasing to constitute a majority of the board of trustees; (c) a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Trust; and (d) approval by the shareholders of the Trust of a complete liquidation or dissolution of the Trust. The full definition of "change in control" is set forth in the 2017 Plan.

When an award is granted under the 2017 Plan, the Compensation Committee establishes the terms and conditions of that award, which are contained in an award agreement. The form of stock option award agreement under the 2017 Plan provides for unvested stock options to immediately vest in full and become exercisable if a change in control occurs while the participant is employed by the Trust or a subsidiary. In addition, the form of restricted share agreement for non-employee Trustee awards provides that unvested restricted shares held by a Trustee will immediately vest in full if, prior to a vesting date, a change in control of the Trust occurs while the participant is serving as a Trustee.

A participant's award agreement under the 2017 Plan may also contain specific provisions governing the vesting or forfeiture of an award upon a termination of the participant's service to the Trust or a subsidiary. The form of stock option award agreement generally provides that unvested stock options will become immediately vested in full if, prior to a vesting date, the participant ceases to be employed by the Trust and its subsidiaries by reason of death or disability. Unvested stock options will be forfeited automatically if the participant ceases to be employed by the Trust and its subsidiaries prior to an applicable vesting date. In addition, the form of stock option award agreement provides for the termination of stock options, to the extent not previously exercised or forfeited, on the earliest of the following dates: (i) one year after the termination of the participant's employment by the Trust and its subsidiaries due to death

or disability; (ii) three months after the termination of the participant's employment with the Trust and its subsidiaries for any reason other than for death, disability or cause; (iii) immediately upon termination of employment, if the participant's employment is terminated by the Company and its subsidiaries for cause; or (iv) midnight on the tenth anniversary of the date of grant. Unless otherwise provided in the applicable award agreement or in an another written agreement with the participant, "cause", as a reason for termination of a participant's employment generally includes (a) the participant's willful refusal to follow lawful directives of the Trust which are consistent with the scope and nature of the participant's duties and responsibilities; (b) conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving moral turpitude, fraud or embezzlement; (c) gross negligence or willful misconduct resulting in a material loss to the Trust or any of its subsidiaries or material damage to the reputation of the Trust or any of its subsidiaries; (d) material breach of any one or more of the covenants contained in any proprietary interest protection, confidentiality, non-competition or non-solicitation agreement between the participant and the Trust or a subsidiary; or (e) violation of any statutory or common law duty of loyalty to the Trust or any of its subsidiaries.

The form of restricted share agreement for non-employee Trustees generally provides that unvested restricted shares will become immediately vested in full if, prior to a vesting date, the participant dies or a change in control occurs while the participant is serving as a Trustee. Any unvested restricted shares will be forfeited automatically if the participant ceases to serve as a Trustee prior to an applicable vesting date.

Fiscal Year 2023 Trustee Compensation

We compensate our non-employee Trustees for their services through grants of restricted Shares. The aggregate grant date fair value of these Shares is shown in the table below. These restricted Shares vested in equal monthly amounts during our Fiscal Year 2023. As of January 31, 2023, Messrs. Kutasi, Chase and Robson did not hold any unvested Shares. As compensation for our Fiscal Year 2023, on February 01, 2022, we issued 6,000 additional restricted Shares (with the aggregate grant date fair value of $12,480 (per grant) to each of Messrs. Kutasi, Chase, and Robson.

We do not pay our Trustees an annual cash retainer, per meeting fees or additional compensation for serving on a Committee or as a Committee Chair.

The table below shows individual compensation information for our non-employee Trustees for our Fiscal Year ended January 31, 2023. Compensation information for Messrs. Wirth and Berg and, who do not receive additional compensation for their service as Trustees, is included in the Summary Compensation Table above:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Leslie T. Kutasi	$ 0	$ 12,840	$ 12,840
Steven S. Robson	$ 0	$ 12,840	$ 12,840
JR Chase	$ 0	$ 12,840	$ 12,840

(1) The dollar amounts shown in the Stock Awards column reflect the aggregate grant date fair value of restricted Shares computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718. For a discussion of assumptions, we made in valuing restricted Shares, see Note 2, "Summary of Significant Accounting Policies – Stock-Based Compensation," in the notes to our consolidated financial statements contained in our Annual Reports on Form 10-K for the Fiscal Years ended January 31, 2023 and 2022. The Stock Awards were based on a stock price of $2.08 which was the closing price of the Trust's Shares of Beneficial Interest as of February 17, 2023. The Board of Trustees met on February 17, 2023 and approved the payment.

Item 12. <u>SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS</u>

Ownership of Shares

The following table shows the persons who were known to us to be beneficial owners of more than five percent of our outstanding Shares of Beneficial Interest, together with the number of Shares of Beneficial Interest owned beneficially by each Trustee and executive officer, and the Trustees and executive officers as a group. The percentages in the table are based on 9,178,991 Shares of Beneficial Interest issued and outstanding as of May 1, 2023. Unless otherwise specified, each person has sole voting and investment power of the Shares of Beneficial Interest that he or she beneficially owns.


**Greater-than-Five-Percent Beneficial Owners and
Beneficial Ownership of Trustees, and Executive Officers**


Trustees and Executive Officers	Shares Beneficially Owned (1)	Percentage of Outstanding Shares
James F. Wirth (2)	5,930,161	65.04%
Marc E. Berg	47,750	*
Sylvin R. Lange	9,750	*
JR Chase	60,657	*
Leslie T. Kutasi	68,000	*
Steven S. Robson	155,200	1.70%
Trustees and Executive Officers as a group (six persons)	6,271,518	68.79%

* Less than one percent (1.0%).
(1) Pursuant to the SEC's rules, "beneficial ownership" includes Shares that may be acquired within 60 days following May 1, 2020. However, none of the individuals listed in the table had the right to acquire any Shares within the 60-day period.
(2) All Shares are owned jointly by Mr. Wirth and his spouse and/or by Rare Earth Financial, LLC, except for 1,530,341 Shares that are voted separately by Mr. Wirth, and 1,239,078 Shares that are voted separately by Mrs. Wirth. Mr. Wirth has pledged 1,466,153, and Mrs. Wirth has pledged 300,000 of these Shares as security. Mr. Wirth, his spouse and children own directly and indirectly all 2,974,038 issued and outstanding Class B RRF Limited Partnership units in the Partnership, convertible one for one, into stock of IHT. Mr. Wirth's business address is 1730 E. Northern Avenue, Suite 122, Phoenix, Arizona 85020.

The following table provides information about our equity compensation plans (other than qualified employee benefits plans and plans available to shareholders on a pro rata basis) as of January 31, 2023:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column
Equity compensation plans approved by security holders	0	$ N/A	1,600,000
Equity compensation plans not approved by security holders	None	None	None

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

Independence of Trustees

The Board of Trustees has determined that a majority of the Trustees, Messrs. Kutasi, Chase and Robson are "independent," as defined by the NYSE AMERICAN's listing standards, for purposes of serving on the Board of Trustees and each committee of which they are members. Messrs. Berg and Wirth are executive officers of the Trust and, therefore, are not "independent." All members of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee are "independent," as such term is defined by the SEC rules and NYSE AMERICAN's listing standards. Our independent Trustees meet at least annually in executive session without the presence of non-independent Trustees and management. Except as described under "Certain Transactions" below, there were no transactions, relationships, or arrangements in Fiscal Year 2023 that required review by the Board for purposes of determining Trustee independence.

Certain Transactions

Management and Licensing Agreements

The Trust directly manages the Hotels through the Trust's wholly-owned subsidiary, RRF Limited Partnership (RRF). Under the management agreements, RRF manages the daily operations of the Hotels. All Trust managed Hotel expenses, revenues and reimbursements among the Trust, RRF, and the Partnership have been eliminated in consolidation. The management fees for the Hotels are 5% of room revenue and a monthly accounting fee of $2,000 per hotel. These agreements have no expiration date and may be cancelled by either party with 90-days written notice in the event the property changes ownership.

The Trust also provides the use of the "InnSuites" trademark to the Hotels through the Trust's wholly-owned subsidiary, RRF Limited Partnership, at no additional charge.

Restructuring Agreements

For information about the restructuring agreements for *Albuquerque Suite Hospitality, Tucson Hospitality Properties,* see Notes 3 and 4 of our consolidated financial statements.

Financing Arrangements and Guarantees

On December 30, 2020, the Trust entered a $2,000,000 net maximum Demand/Revolving Line of Credit/Promissory Note with Rare Earth Financial. The Demand/Revolving Line of Credit/Promissory Note bears interest at 7.0% per annum, is interest only quarterly and matures on June 30, 2022 and automatically renews annually unless either party gives a six-month written advance notice. No prepayment penalty exists on the Demand/Revolving Line of Credit/Promissory Note. The balance fluctuates significantly through the period with the highest payable balance being approximately $1,595,000 during the Fiscal Year ended January 31, 2023. The Demand/Revolving Line of Credit/Promissory Note has a net maximum borrowing capacity of $2,000,000. Related party interest expense or income for the Demand/Revolving Line of Credit/Promissory Note for the Fiscal Year ended January 31, 2023 was $17,000 of expense, and for the Fiscal Year ended January 31, 2022 was $71,000 of expense.

The above Demand/Revolving Line of Credit/Promissory Notes are presented together as one line item on the balance sheet and totaled a receivable of $0 and $0, at January 31, 2023 and 2022, respectively, all of which is considered a current receivable.

As of January 31, 2023, the Trust had a $200,000 unsecured note payable with an individual lender. The promissory note is payable on demand, or on June 30, 2024, whichever occurs first. The loan accrues interest at 4.5% and interest only payments shall be made monthly. The Trust may pay all of part of this note without any repayment penalties. The total principal amount of this loan is $200,000 as of January 31, 2023.

On July 1, 2019, the Trust and the Partnership together entered into an unsecured loan totaling $270,000 with an individual investor at 4.5%, interest only, payable monthly. The loan has been subsequently extended to June 30, 2024. The Trust may pay all or part of this note without any repayment penalties. The total principal amount of this loan is $270,000 as of January 31, 2023.

On July 1, 2019, the Trust and Partnership together entered into an unsecured loan, totaling $100,000 with an individual investor at 4.0% interest only, payable monthly. The loan had been subsequently extended to December 31, 2022. The total principal amount of this loan is $100,000 as of January 31, 2023. This loan was repaid in full during the first Fiscal Quarter of Fiscal Year 2024.

Other Related Party Transactions

The Trust employs part time, an immediate family member of Mr. Wirth, Brian James Wirth, who provides IT Technology support services to the Trust, receiving a $37,000 annual salary.

Compensation Information

For information regarding compensation of our executive officers, see Item 11 of this Form 10-K.

Review, Approval or Ratification of Transactions with Related Parties

On December 10, 2013, the Board of Trustees adopted a Related Party Transactions Policy, which established procedures for reviewing transactions between us and our Trustees and executive officers, their immediate family members, entities with which they have a position or relationship, and persons known to us to be the beneficial owner of more than 5% of our Shares of Beneficial Interest. These procedures help us evaluate whether any related person transaction could impair the independence of a Trustee or presents a conflict of interest on the part of a Trustee or executive officer. First, the related party transaction is presented to our executive management, including our Chief Financial Officer. Our Chief Financial Officer then discusses the transaction with our outside counsel, as needed. Lastly, the Audit Committee and the members of the Board of Trustees who do not have an interest in the transaction review the transaction and, if they approve, pass a resolution authorizing the transaction. In determining whether to approve a Related Party Transaction, the Audit Committee and the members of the Board of Trustees consider whether the terms of the related party transaction are fair to the Trust on the same basis as would apply if the transaction did not involve a related party; whether there are business reasons for the Trust to enter into the related party transaction; whether the related party transaction would impair the independence of the outside Trustee and whether the related party transaction would present an improper conflict of interest for any Trustee or executive officer of the Trust, taking into account the size of the transaction, the overall financial position of the trustee, executive officer or related party, the direct or indirect nature of the Trustee's, executive officer's or other related party interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee and members of the Board of Trustees deem relevant. Our Related Party Transactions Policy is available in the Corporate Governance portion of our website at www.innsuitestrust.com.

Item 14. <u>PRINCIPAL ACCOUNTING FEES AND SERVICES</u>

The following table presents aggregate fees for the Fiscal Years ended January 31, 2023, and 2022, for professional services rendered by BF Borgers CPA PC:

	2023	2022
Audit Fees (1)	$ 114,955	$ 135,000
Tax Fees (2)	27,000	25,000
Other Fees	-	-
Total	$ 141,955	$ 160,000

(1) "Audit Fees" represent fees for professional services provided in connection with the audit of our annual financial statements, review of financial statements included in our quarterly reports and related services normally provided in connection with statutory and regulatory filings and engagements.

(2) "Tax Fees" represent fees for professional services provided in connection with the preparation of our annual Federal and State tax returns, additional tax related research and consulting, and related services normally provided in connection with statutory and regulatory filings, both at the Federal and State level.

The Board of Trustees has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence. There were no fees billed by or paid to our independent registered public accounting firm during the Fiscal Years ended January 31, 2023 and 2022 for tax compliance, tax advice or tax planning services or for financial information systems design and implementation services. The Trust has decided to retain BF Borgers, to perform the tax return preparation, for tax years 2022 and 2023, for all entities within the Trust.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

The Audit Committee pre-approves all fees for services performed by our independent auditors, currently BF Borgers, CPA PC. Unless a type of service our independent auditors provided received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval unless the Audit Committee specifically provides for a different period. Since May 6, 2003, the effective date of the SEC's rules requiring Audit Committee pre-approval of audit and non-audit services performed by our independent auditors, all of the services provided by our independent auditors were approved in accordance with these policies and procedures.

PART IV

Item 15. <u>EXHIBITS, FINANCIAL STATEMENT SCHEDULES</u>

    (a)(3)   Exhibit List

See the Exhibit Index, which is incorporated herein by reference.

Item 16. <u>FORM 10-K SUMMARY</u>

None.

Exhibit Number	Exhibit
3.1	Second Amended and Restated Declaration of Trust of InnSuites Hospitality Trust, dated June 16, 1998, as further amended on July 12, 1999 (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005, filed with the Securities and Exchange Commission on May 16, 2005).
10.1	Second Amended and Restated Agreement of Limited Partnership of RRF Limited Partnership, dated March 24, 2014 (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 26, 2014).
10.2*	Form of Indemnification Agreement between InnSuites Hospitality Trust and each Trustee and executive officer (incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K/A for the Fiscal Year ended January 31, 2006, filed with the Securities and Exchange Commission on May 12, 2006).
10.3*	InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan (incorporated by reference to Exhibit 4(a) of the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 18, 2000).
10.5*	InnSuites Hospitality Trust 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2018).

Exhibit Number	Exhibit
10.6*	Form of Nonqualified Stock Option Agreement under the InnSuites Hospitality Trust 2017 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 31, 2018).
10.7*	Form of Restricted Share Agreement under the InnSuites Hospitality Trust 2017 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 31, 2018).
10.21	Albuquerque Suite Hospitality LLC Restructuring Agreement, dated August 30, 2010, by and among RRF Limited Partnership, Rare Earth Financial, LLC, InnSuites Hospitality Trust, James F. Wirth, and Albuquerque Suite Hospitality LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010, filed with the Securities and Exchange Commission on September 3, 2010).
10.22	Addendum to Albuquerque Suite Hospitality LLC Amended Restructuring Agreement, dated December 9, 2013, by and among RRF Limited Partnership, Rare Earth Financial, LLC, InnSuites Hospitality Trust, James F. Wirth, and Albuquerque Suite Hospitality LLC (incorporated by reference to Exhibit 10.21 of the Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2016, filed with the Securities and Exchange Commission on April 29, 2016).
10.23	Tucson Hospitality Properties LP Restructuring Agreement, dated February 17, 2011, by and among Rare Earth Financial, LLC, RRF Limited Partnership, InnSuites Hospitality Trust, Tucson Hospitality Properties LP, and James F. Wirth (incorporated by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2011, filed with the Securities and Exchange Commission on April 29, 2011).
10.24	Tucson Hospitality Properties LLLP Updated Restructuring Agreement, dated as of October 1, 2013, by and among Rare Earth Financial, LLC, RRF Limited Partnership, InnSuites Hospitality Trust, and Tucson Hospitality Properties LLLP (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2013, filed with Securities and Exchange Commission on December 6, 2013).
10.27	Agreement for Purchase and Sale and Escrow Instructions, dated October 15, 2014, by and between Tucson Hospitality Properties, LLLP and Joseph R. Cesare and Hugh M. Caldwell, Jr., acting in his capacity as Trustee of Trust B under the Hugh M. and SallyAnn Caldwell Trust (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 21, 2014).
10.28	Deed of Trust, dated November 18, 2014, by and among Tucson Hospitality Properties, LLLP, as Trustor, and Kansas State Bank of Manhattan, as Lender (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 26, 2014).
10.29	Promissory Note, dated November 18, 2014, executed by Tucson Hospitality Properties, LLLP, as Borrower, in favor of Kansas State Bank of Manhattan, as Lender (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 26, 2014).
10.31	Promissory Demand Note, dated December 29, 2014, executed by InnSuites Hospitality Trust and RRF Limited Partnership, as Borrowers, in favor of Guy C. Hayden, III, as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 5, 2015).
10.32	Demand/Revolving Line of Credit/Promissory Note, dated December 1, 2014, executed by InnSuites Hospitality Trust and its affiliates, as Borrowers, in favor of Rare Earth Financial, LLC and its affiliates, as Lenders (incorporated by reference to Exhibit 10.41 of the Registrant's Annual Report on

Form 10-K for the Fiscal Year ended January 31, 2015, filed with the Securities and Exchange Commission on April 30, 2015).

10.35   Securities Purchase Agreement, dated November 30, 2015, by and between InnSuites Hospitality Trust and Rare Earth Financial, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2015).

10.36   Securities Purchase Agreement, dated December 22, 2015, by and between InnSuites Hospitality Trust and Charles Strickland (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2015).

Exhibit Number	Exhibit
10.37	Securities Purchase Agreement, dated December 22, 2015, by and between InnSuites Hospitality Trust and Rare Earth Financial, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2015).
10.38	Line of Credit/Promissory Note, dated December 22, 2015, by and between InnSuites Hospitality Trust, as Lender, and Tempe/Phoenix Airport Resort, LLC, as Borrower, and Line of Credit/Promissory Note, dated December 22, 2015, by and between InnSuites Hospitality Trust, as Lender, and Phoenix Northern Resort LLC, as Borrower (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2015).
10.40	Securities Purchase Agreement, dated January 28, 2016, by and between InnSuites Hospitality Trust and Guy Hayden, III and Rare Earth Financial, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2016).
10.42	Business Loan and Security Agreement, dated September 20, 2016, executed by Albuquerque Suite Hospitality L.L.C., as Borrower, in favor of American Express Bank, FSB, as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2016).
10.44	Eight Promissory Demand Notes, dated December 5, 2016, executed by InnSuites Hospitality Trust and RRF Limited Partnership, as Borrower, in favor of H. W. Hayes Trust, as Lender, and two Promissory Demand Notes, dated December 5, 2016, executed by InnSuites Hospitality Trust and RRF Limited Partnership, as Borrower, in favor of Lita M. Sweitzer, as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2016).
10.45	Business Loan and Security Agreement, dated December 19, 2016, executed by Tucson Hospitality Properties, LLLP, as Borrower, in favor of American Express Bank, FSB, as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2016).
10.48	Securities Purchase Agreement, dated February 28, 2017, by and between InnSuites Hospitality Trust and Charles Strickland and Rare Earth Financial, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 6, 2017).
10.49	Securities Purchase Agreement, dated May 4, 2017, by and among InnSuites Hospitality Trust, Rare Earth Financial, LLC and Charles E. Strickland (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2017).
10.53	Albuquerque Suite Hospitality Restructuring Agreement – Second Addendum, dated June 19, 2017, executed by InnSuites Hospitality Trust, as Majority Owner, and Rare Earth Financial, LLC, Administrative Member (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 22, 2017).
10.54	Line of Credit / Promissory Note Change in Terms Agreement, dated June 19, 2017, executed by Tempe/Phoenix Airport Resort, LLC, as Borrower, in favor of InnSuites Hospitality Trust, as Lender (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 22, 2017).

Exhibit Number	Exhibit
10.55	Demand / Revolving Line of Credit / Promissory Note Change in Terms Agreement, dated June 19, 2017, executed by Rare Earth Financial, LLC. as Borrower, in favor of InnSuites Hospitality Trust, as Lender (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 22, 2017).
10.56	Line of Credit / Promissory Note Change in Terms Agreement, dated June 19, 2017, executed by Phoenix Northern Resort, LLC, as Borrower, in favor of InnSuites Hospitality Trust, as Lender (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 22, 2017).
10.57	Business Loan Agreement, dated June 29, 2017, executed by Tucson Hospitality Properties, LLLP, as Borrower, in favor of KS State Bank, as Lender (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2017).
10.58	Securities Purchase Agreement, dated July 10, 2017, by and between InnSuites Hospitality Trust and three individuals and Assignment of Partnership Interest Agreements, dated July 10, 2017, by and between RRF Limited Partnership and five individuals (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 10-K filed with the Securities and Exchange Commission on July 13, 2017).
10.59	Three Promissory Note Agreements, dated July 10, 2017, by and between InnSuites Hospitality Trust and three individuals and Five Promissory Note Agreements, dated July 10, 2017, by and between RRF Limited Partnership and five individuals (incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2017).
10.60	Revolving Line of Credit – Promissory Demand Note, dated July 18, 2017, by and between InnSuites Hospitality Trust and RRF Limited Partnership and Chinita Hayden, as Lender, and Promissory Demand Note – Amendment # 1, dated July 18, 2017, between RRF Limited Partnership and Guy Hayden, III, as Lender (incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2017).
10.61	Promissory Note, dated August 24, 2017, executed by InnSuites Hospitality Trust, as Borrower, in favor of RepublicBankAz, N.A., as Lender (incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2017).
10.63	Business Loan Agreement, dated October 31, 2017, by and between Tucson Hospitality Properties LLLP, as the Borrower, and Republic Bank of Arizona, as the Lender (incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2017).
10.64	Business Loan Agreement, dated October 31, 2017, by and between Albuquerque Suite Hospitality LLC, as the Borrower, and Republic Bank of Arizona, as the Lender (incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2017).
10.65	Purchase and Sale Agreement by and between 102037739 LTD and Rare Earth Limited Partnership (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2018).

Exhibit Number	Exhibit
11.05	Appointment of CFO Sylvin R, Lange by InnSuites Hospitality Trust (Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers on Form 8-K, filed with the Securities and Exchange Commission September 9, 2020).
21	Subsidiaries of the Registrant.
22	Consent of BF Borgers, CPA PC
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
101	Inline XBRL Exhibits
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Schema Document.
101.CAL	Inline XBRL Calculation Linkbase Document.
101.LAB	Inline XBRL Labels Linkbase Document.
101.PRE	Inline XBRL Presentation Linkbase Document.
101.DEF	Inline XBRL Definition Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan or arrangement.

** Furnished herewith (not filed)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of Securities Exchange Act of 1934, as amended, the Trust has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNSUITES HOSPITALITY TRUST

Dated: May 1, 2023   By:*/s/ James F. Wirth*
                                                 James F. Wirth, Chairman and
                                                 Chief Executive Officer
                                                 (Principal Executive Officer)

Dated: May 1, 2023   By:*/s/ Sylvin Lange*
                                                 Sylvin Lange, Chief Financial Officer and Director of
                                                 Finance
                                                 (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Trust and in the capacities and on the dates indicated.

Dated: May 1, 2023   By:*/s/ James F. Wirth*
                                                 James F. Wirth, Chairman and
                                                 Chief Executive Officer
                                                 (Principal Executive Officer)

Dated: May 1, 2023   By:*/s/ Sylvin Lange*
                                                 Sylvin Lange, Chief Financial Officer and Director of
                                                 Finance
                                                 (Principal Financial and Accounting Officer)

Dated: May 1, 2023   By:*/s/ Marc E. Berg*
                                                 Marc E. Berg, Trustee

Dated: May 1, 2023   By:*/s/ Steven S. Robson*
                                                 Steven S. Robson, Trustee

Dated: May 1, 2023   By:*/s/ Les Kutasi*
                                                 Les Kutasi, Trustee

Dated: May 1, 2023   By:*/s/ JR Chase*
                                                 JR Chase, Trustee

EXHIBIT 21

Subsidiaries of the Registrant

1. RRF Limited Partnership, a Delaware limited partnership.
2. Tucson Hospitality Properties, L.L.L.P., an Arizona limited partnership.
3. Albuquerque Suite Hospitality LLC, an Arizona limited liability company.

EXHIBIT 22

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of InnSuites Hospitality Trust (the "Trust") on Form S-8 (No. 333-222807), pertaining to the Trust's registration of shares of the Trust's 2017 Equity Incentive Plan of our report dated May 1, 2023, on our audit of the consolidated financial statements as of January 31, 2023, which report is included in the Annual Report on Form 10-K filed on May 1, 2023.

BF Borgers CPA PC
Lakewood, CO

May 1, 2023

EXHIBIT 31.1

CERTIFICATION

I, James F. Wirth, certify that:

1.   I have reviewed this annual report on Form 10-K of InnSuites Hospitality Trust;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2023   By: */s/ James F. Wirth*
                                                              Name: James F. Wirth
                                                              Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Sylvin R. Lange, certify that:

1.   I have reviewed this annual report on Form 10-K of InnSuites Hospitality Trust;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

      a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2023

By: */s/ Sylvin R. Lange*
Name: Sylvin R. Lange
Title: Chief Financial Officer and Director of Finance
       (Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James F. Wirth, Chief Executive Officer of InnSuites Hospitality Trust (the "Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the year ended January 31, 2023 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 1, 2023

By: */s/ James F. Wirth*
Name:James F. Wirth
Title: Chief Executive Officer

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Sylvin R. Lange, Chief Financial Officer and Director of Finance (Principal Financial and Accounting Officer) of InnSuites Hospitality Trust (the "Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the year ended January 31, 2023 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 1, 2023   By: */s/ Sylvin R. Lange*
                                             Name: Sylvin R. Lange
                                             Title: Chief Financial Officer and Director of Finance
                                                     (Principal Financial and Accounting Officer)

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Real Power. Clean Power. On Site. On Demand ™



THE PATH FORWARD

The first production validation unit is scheduled to be completed within the next 6 months, at which time extensive high-power testing, production validation, EPA testing and CARB certification will begin. Within another twelve to eighteen months, the Company will complete its validation and its EPA, CARB, and UL certifications, genset supporting systems, and enclosures design and begin producing saleable machines to satisfy an existing $12,000,000 purchase order. Mass production will then continue to ramp up thereafter to fulfill then other pending orders.

While many millions have been invested to date, the Company has completed a $5 million raise to develop the final, validation, radial engine. UniGen plans for an additional, larger, capital raise to scale production volume and for a genset production facility that can produce at least 1,200 gensets per year. The Company also will use the additional capital to design and engineer several engine variants such as sustainable fuels including ethanol- and hydrogen-fueled gensets as well as higher powered gensets up to 4,500 hp and capable of generating 3MW of electrical power.

All the engine and genset testing will be conducted in our own, newly constructed, state-of-the-art, dynamometer facility which is capable of testing gensets up to 4,500 horsepower and generating up to 3 megawatts. The initial engine testing is scheduled to begin in six months and involves a sophisticated DVP&R (Design Validation Plan and Report) to complete engine/genset durability, and emissions testing, and electrical certification (UL).

UniGen's nine-cylinder, 30 liter, 1,500 hp radial engine, the heart of our genset, is a patented, highly modernized, and industrialized version of the mass-produced Pratt Whitney / Curtis Wright R1820 engine, the prime power for many World War II aircraft and used extensively from the 1930's into the early 1960's. Over 175,000 of these engines were produced for the War and thereafter. On November 19, 2019, we received a USPTO Patent for our liquid-cooled version of this engine. We believe our proprietary design is the only viable pathway to commercialization of a radial engine-powered genset, thus creating an effective barrier to competitive, industrial-scale engines and gensets.



UniGen's One Megawatt Power Generator

Real Power. Clean Power. On Site. On Demand™



UNIGEN POWER INC

UniGen's UPI 1000NG Powerpack





UNIGEN POWER INC
UPi
Welcome
UPi
UNIGEN POWER INC
UniGenPower.com

UPi
Welcome
UPi
UNIGEN POWER INC
UniGenPower.com

UniGen's One Megawatt Power Generator the UPI 1000TA Genset